                                                              FILED PURSUANT TO
                                                               RULE 424 (b) (1)
                                                              FILE NO: 333-24611

                               3,750,000 SHARES

             [LOGO OF HEALTHCARE FINANCIAL PARTNERS APPEARS HERE]

                                 COMMON STOCK

  Of the 3,750,000 shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby, (the "Offering"), 3,000,000 shares are being sold by HealthCare Financial Partners, Inc. (the "Company") and 750,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "HCFP." On June 11, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $16.75 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON   THE  ACCURACY   OR   ADEQUACY  OF   THIS  PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       Price to   Underwriting Proceeds to     Proceeds to
                        Public    Discount(1)  Company(2)  Selling Stockholders
-------------------------------------------------------------------------------
Per Share............   $16.50       $0.95       $15.55           $15.55
Total(3)............. $61,875,000  $3,562,500  $46,650,000     $11,662,500
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $400,000.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 562,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $71,156,250, the Underwriting Discount will total $4,096,875, the Proceeds to Company will total $53,647,500 and the Proceeds to Selling Stockholders will total $13,411,875. See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Montgomery Securities on or about June 17, 1997.

                               ----------------

MONTGOMERY SECURITIES
              LEHMAN BROTHERS
                                                   ABN AMRO CHICAGO CORPORATION

                                 June 11, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus, and the financial statements and notes thereto and other information incorporated by reference herein. Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the transactions described herein under "The Reorganization," which were completed in November 1996, in connection with the Company's initial public offering of Common Stock (the "Initial Public Offering"), and the term "Company" refers to HealthCare Financial Partners, Inc. and its former partnerships and consolidated subsidiaries after giving effect to such transactions. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  HealthCare Financial Partners, Inc. (the "Company") is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies, disease state management companies and other providers of finance and management services to the healthcare industry. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes, based on its industry experience, that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders. See "Business."

  From its inception in 1993 through March 31, 1997, the Company has advanced $891.5 million to its clients in over 200 transactions, including $225.0 million advanced during the three months ended March 31, 1997. The Company had 143 clients as of March 31, 1997, of which 72 were affiliates of one or more other clients. The average amount outstanding per client or affiliated client group at March 31, 1997 was approximately $1.2 million. For the years ended December 31, 1995 and 1996, the Company's pro forma net income was $1.5 million and $3.0 million, respectively, and for the three months ended March 31, 1996, the Company's pro forma net income was $421,707. See "Pro Forma Financial Information." For the three months ended March 31, 1997, the Company's consolidated net income was $1.1 milion. See "Selected Financial Information." For the three months ended March 31, 1997, the Company's yield on finance receivables (total interest and fee income divided by average finance receivables for the period) was 17.2%. See "Management's Discussion and Analysis of Historical Financial Condition and Historical Results of Operations" for a discussion of the effect of a change of portfolio composition on expected yields.

  At March 31, 1997, 52.6% of the Company's portfolio consisted of finance receivables from businesses in the long-term care and home healthcare sub-markets. Estimated expenditures in 1996 for the long-term care, home healthcare and physician practice sub-markets, which the Company currently emphasizes, collectively constituted approximately $334.9 billion of the over $1 trillion U.S. healthcare market. These sub-markets are highly fragmented, and companies operating in these sub-markets generally have significant working capital finance requirements. The Company's clients operating in these sub-markets tend to be smaller, growing companies with limited access to traditional sources of working capital financing from commercial banks, diversified finance companies and asset-based lenders because many such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary to track and monitor healthcare accounts receivable transactions. Some of the Company's clients are also constrained from obtaining financing from more traditional working capital sources, due to their inadequate equity capitalization, limited operating history, lack of profitability, or financing needs below commercial bank size requirements. As an asset-based lender, the Company provides financing to its clients based principally on an assessment of the net collectible value of client receivables from third-party payors. See "Business--Market for Healthcare Receivables Financing."

  The Company currently provides financing to its clients through (i) revolving lines of credit secured by accounts receivable (the "ABL Program"), (ii) advances against accounts receivable (the "AR Advance Program"), and (iii) term loans secured by accounts receivable and other assets (the "STL Program"), often in conjunction with financing provided under either the ABL Program or the AR Advance Program. In all cases, the accounts receivable are obligations of third-party payors, such as federal and state Medicare and Medicaid programs and other government financed programs ("Government Programs"), commercial insurance companies, health maintenance organizations and other managed healthcare concerns, self-insured corporations and, to a limited extent, other healthcare service providers. Under both the ABL Program and AR Advance Program, the Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. The Company's credit risk is mitigated by the Company's ownership of or security interest in the remaining balance of such receivables ("Excess Collateral"). Clients continue to bill and collect the accounts receivable, subject to lockbox collection and sweep arrangements established for the benefit of the Company. The Company uses its proprietary information systems to monitor its clients' accounts receivable base on a daily basis and to assist its clients in improving and streamlining their billing and collection efforts with respect to such receivables. The Company conducts extensive due diligence on potential clients for all its financing programs and follows written underwriting and credit policies in providing financing to clients. To date, the Company has not incurred any credit losses, although it periodically makes provisions for possible future losses in the ordinary course of its business. See "Business--Financing Programs."

  In late 1996, the Company began to expand its STL Program. As part of this expansion, the Company obtained a commitment from an affiliate of Farallon Capital Management, LLC ("Farallon"), a fund manager, to provide up to $20 million to fund secured term loans to healthcare providers through a limited partnership of which a wholly-owned subsidiary of the Company is the general partner. See "--Recent Developments." Affiliates of Farallon are Selling Stockholders in the Offering. See "Principal and Selling Stockholders."

  The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks. The Company's clients also assist the Company's marketing efforts by providing referrals and references.

  Prior to the Initial Public Offering, the Company funded its activities primarily through a bank line of credit, partnership capital and stockholders' equity. On December 5, 1996 the Company entered into a financing arrangement with ING Baring (U.S.) Capital Markets, Inc. ("ING") for $100 million of financing under an investment grade, asset-backed commercial paper program (the "CP Facility").

  The Company is a Delaware corporation which was organized in April 1993 and commenced its business in September 1993. The Company's principal executive offices are located at 2 Wisconsin Circle, Suite 320, Chevy Chase, Maryland 20815, and its telephone number is (301) 961-1640.

                                    STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry. The Company's strategy for growth is based on the following key elements (see "Business--Strategy"):

  . Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring;

  . Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been under served by commercial banks, diversified finance companies, traditional asset-based lenders and other competitors of the Company;

  . Introduce new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets;

  . Seek to make strategic acquisitions of and investments in businesses which are engaged in the same or similar business as the Company or which are engaged in lines of business complementary to the Company's business; and

  . Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems, which can also be used to assist the Company's clients in managing the growth of their businesses.

                               THE REORGANIZATION

  Prior to the Initial Public Offering, the Company conducted its operations principally in its capacity as the general partner of HealthPartners Funding, L.P. ("Funding") and HealthPartners DEL, L.P. ("DEL"). Management concluded that the Company's future financial position and results of operations would be enhanced if the Company directly owned the portfolio assets of each of these limited partnerships and the transactions described below (the "Reorganization") were effected by the Company prior to or simultaneously with the Initial Public Offering. See "Pro Forma Financial Information" and "Certain Transactions."

  Effective as of September 1, 1996, Funding acquired all of the net assets of DEL, consisting principally of finance receivables, for $486,630 in cash, which amount approximated the fair value of DEL's net assets. Following the acquisition, DEL distributed the purchase price to its partners and was dissolved. The purpose of the transaction was to consolidate the assets of DEL and Funding in anticipation of the acquisition by the Company of the limited partnership interests of Funding described below. See "Certain Transactions."

  Effective upon completion of the Initial Public Offering, the Company acquired from HealthPartners Investors, LLC ("HP Investors"), the sole limited partner of Funding, all of the limited partnership interests in Funding and paid the $21.8 million purchase price for such assets from the proceeds of the Initial Public Offering. Such purchase price represented the limited partner's interest in the net assets of Funding and approximated both the fair value and book value of the net assets. Funding was subsequently liquidated and dissolved, and all of its net assets at the date of transfer, consisting principally of advances made under the ABL Program and the AR Advance Program were transferred to the Company.

  In connection with the liquidation of Funding, Farallon Capital Partners L.P. ("FCP") and RR Capital Partners, L.P. ("RR Partners"), the only two members of HP Investors, exercised warrants for the purchase of an aggregate of 379,998 shares of Common Stock, which warrants were acquired on

December 28, 1994 for an aggregate payment of $500, which represented the fair value of the warrants at that date. No additional consideration was paid in connection with the exercise of the warrants. HP Investors transferred the warrants to FCP and RR Partners in contemplation of the liquidation of Funding.

  In November 1996, Fleet Capital Corporation ("Fleet") made available to the Company a line of credit (the "Bank Facility") which prior to such time had been available to Funding. This line of credit currently enables the Company to borrow from Fleet up to $35 million on a revolving basis. See "Business-- Capital Resources."

                              RECENT DEVELOPMENTS

  In May 1997, the Company obtained a proposal from an institutional lender which would allow the Company to securitize certain loans under its STL Program. Under the proposal STL Program loans which meet certain criteria would first be transferred to a single purpose bankruptcy remote corporation formed by the Company and subsequently would be sold to a trust formed pursuant to a trust agreement among the Company, the single purpose corporation and an independent trustee. The purchase price for the loans would be provided in part by the institutional lender through the purchase of certificates of participation issued by the trust. Under the proposal, the principal amount of the certificates of participation purchased by the institutional lender would not exceed 88% of the principal amount of the STL Program loans held by the trust, subject to a $50 million maximum. Interest would accrue on the certificates of participation at a rate equal to LIBOR plus 3.75%. Consummation of this arrangement is subject to a number of conditions, including mutually satisfactory documentation.

  Also in May 1997, the Company acquired a portfolio of 13 performing loans of a type similar to loans made by the Company under its ABL Program, with a total commitment value of $11.7 million. All of the acquired loans are secured by accounts receivable and are made to companies in the rehabilitation, home health care and medical transportation industries. The purchase price paid for the portfolio was $8.2 million, which approximated the then current outstanding balances of such loans.


  In March 1997, to obtain funding for an expanded STL Program, the Company formed a Delaware limited partnership known as HealthCare Financial Partners-- Funding II, L.P. ("Funding II"). An affiliate of Farallon has a 99% limited partnership interest in Funding II, and a wholly-owned subsidiary of the Company has a 1% general partnership interest in such partnership. The limited partner has committed to provide up to $20 million to Funding II to fund STL Program loans made to healthcare providers. Utilizing funds available under this partnership structure to make STL Program loans will provide liquidity to the Company for the initial stages of the STL Program without requiring the Company to incur significant additional credit risk. Cash available for distribution from the partnership (other than cash received upon the sale or refinancing of the loans or principal repayments) is distributed 20% to the Company and 80% to the limited partner, with preference given to the limited partner until such partner receives a cumulative, compounded return of 10% per annum on invested capital. Cash received from the sale or refinancing or repayment of the loans is distributed 99% to the limited partner and 1% to the general partner. Under the terms of the partnership agreement, the Company has the right to acquire the loans made by Funding II at any time for 100% of book value thereof. Upon dissolution of Funding II, the Company is required to pay to the limited partner an amount equal to 10% of the limited partner's maximum invested capital. If there is any successor to the business of Funding II which is not an affiliate of the Company, the limited partner is entitled to receive 10% of the equity of such successor. The Company has guaranteed the obligations of the general partner under the partnership agreement. As of May 20, 1997, a total of six secured term loans in an aggregate amount of $14.5 million had been made by Funding II.

  In April 1997, Funding II executed a letter of intent with Shattuck Hammond Partners ("SHP") providing for the acquisition by Funding II of a 9.9% non-voting preferred stock interest in SHP for a purchase price of $5.75 million. SHP is a privately held, healthcare-focused investment bank with offices in New York, San Francisco and Atlanta. SHP employs 28 investment banking professionals who provide financial advisory services to healthcare companies nationwide. SHP had revenues of approximately $20 million in 1996. The purchase by Funding II of this minority interest is subject to completion of due diligence and mutually satisfactory documentation and is expected to be consummated in July 1997. The right of Funding II to acquire this interest is assignable to the Company. SHP's broad client list includes a number of well known academic medical centers and a large number of growing entrepreneurial healthcare service providers. In addition to a preferred return on the investment, the Company believes that an ownership interest in SHP will provide an additional distribution channel for the Company's products and that SHP will be able to assist the Company in developing new financial products for the healthcare market.

  In January 1997, the Company, through one of its wholly-owned subsidiaries, provided a $3.3 million subordinated term loan to Health Charge Corporation, a Delaware corporation ("Health Charge"), due January 2002 (subject to certain mandatory prepayment provisions) which is secured by a second lien on all of the assets of Health Charge and by a pledge of all of the issued and outstanding shares of voting capital stock of such corporation. Health Charge provides financing and accounts receivable and medical records management services to hospitals. Financing is provided to patients by Health Charge in the form of a line of credit made available upon the issuance of a credit card. The line of credit can be utilized by hospital patients to pay hospital charges. Health Charge currently has approximately 5,000 active cardholders. The 14 hospitals currently using the services offered by Health Charge are generally larger than the healthcare service providers currently targeted by the Company. The Company believes that its relationship with Health Charge will provide joint marketing opportunities. As part of the transaction with Health Charge, the Company received a warrant to purchase approximately 30% of the capital stock of Health Charge at an aggregate exercise price equal to the greater of $100,000 or an amount equal to 1 1/2% per annum of the outstanding balance of the term loan during any quarter in which Health Charge is profitable, and a right of first refusal to match any offer made by a third party to acquire Health Charge.
                                  THE OFFERING

Common Stock offered by the Company............. 3,000,000 shares
Common Stock offered by the Selling
 Stockholders................................... 750,000 shares
Common Stock to be outstanding after the
 Offering....................................... 9,214,991 shares(1)
Use of Proceeds................................. To finance the anticipated growth of the
                                                 Company's ABL Program, AR Advance
                                                 Program and STL Program. The balance of
                                                 the net proceeds will be used for
                                                 general corporate purposes, which may
                                                 include strategic acquisitions and
                                                 investments. See "Use of Proceeds."
Nasdaq National Market symbol................... "HCFP"


--------
(1) Does not include 750,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"). Options to purchase 485,750 shares have been granted under the Incentive Plan (of which 1,875 are presently exercisable). See "Management--Stock Incentive Plan." Also does not include 100,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan, under which options to purchase 22,510 shares have been granted (none of which is presently exercisable). See "Management--Director Plan." Also does not include an option to purchase 38,381 shares of Common Stock granted outside the Incentive Plan on November 1, 1995, which option is presently exercisable.

                         SUMMARY FINANCIAL INFORMATION

  The following sets forth summary unaudited pro forma statements of operations derived from the unaudited pro forma financial information for the years ended December 31, 1995 and 1996, and for the three months ended March 31, 1996 included elsewhere in this Prospectus. The summary unaudited pro forma statements of operations give effect to the Reorganization as if it had occurred at the beginning of the respective periods. Management believes the pro forma information giving effect to the Reorganization is the most meaningful presentation of the Company's operating results. The summary unaudited consolidated statement of operations for the three months ended March 31, 1997 and the balance sheet data as of March 31, 1997 are taken from the Company's historical financial statements.

  The summary unaudited pro forma statements of operations do not purport to present the actual results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma statements of operations are based on certain assumptions and adjustments further described herein. See "Pro Forma Financial Information" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

SUMMARY STATEMENTS OF OPERATIONS

                               PRO FORMA               PRO FORMA          HISTORICAL
                          FOR THE YEAR ENDED            FOR THE            FOR THE
                             DECEMBER 31,          THREE MONTHS ENDED THREE MONTHS ENDED
                         ------------------------      MARCH 31,          MARCH 31,
                            1995          1996           1996                1997
                         ----------    ---------- ------------------- ------------------
Fee and interest income
  Fee income............ $4,814,504(1) $8,518,215     $1,869,433          $2,570,411
  Interest income.......    403,659     3,497,756        411,703           1,917,922
                         ----------    ----------     ----------          ----------
  Total fee and interest
   income...............  5,218,163    12,015,971      2,281,136           4,488,333
Interest expense........    634,556     3,408,562        580,030           1,133,156
                         ----------    ----------     ----------          ----------
  Net fee and interest
   income...............  4,583,607     8,607,409      1,701,106           3,355,177
Provision for losses on
 receivables............    217,388       656,116        343,155             150,000
                         ----------    ----------     ----------          ----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......  4,366,219     7,951,293      1,357,951           3,205,177
Operating expenses......  2,096,297     3,326,994        676,627           1,866,483
Other income............    224,691       233,982         10,000             429,399
                         ----------    ----------     ----------          ----------
Income before income
 taxes..................  2,494,613     4,858,281        691,324           1,768,093
Income taxes............    972,899     1,894,730        269,617             647,089
                         ----------    ----------     ----------          ----------
Net income.............. $1,521,714    $2,963,551     $  421,707          $1,121,004
                         ==========    ==========     ==========          ==========
Net income per
 share(2)............... $     0.26    $     0.50     $     0.07          $     0.18
Weighted average shares
 outstanding(2).........  5,938,372     5,945,276      5,938,372           6,214,991

--------
(Footnotes appear on next page)

BALANCE SHEET DATA

                                                                    AS OF
                                                                MARCH 31, 1997
                                                                --------------
Total assets...................................................  $129,243,377
Finance receivables............................................   116,788,160
Client holdbacks...............................................    12,621,653
Line of credit.................................................    33,538,765
Commercial paper...............................................    44,769,505
Total liabilities..............................................   101,401,397
Stockholders' equity...........................................    27,841,980
OTHER DATA
Number of clients being provided financing at period end(3)....           143
Yield on finance receivables(4)................................          17.2%
Net interest and fee margin....................................          12.8%
Finance receivable turnover ratio(5)...........................           2.6x
Allowance for losses on receivables as a percentage of finance
 receivables...................................................           1.1%
Total operating expenses as a percentage of average assets.....           6.5%

--------
(1) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax Receivables Funding II, L.P. ("MediMax"). See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview."
(2) Pro forma net income per share for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 was computed by dividing pro forma net income by the pro forma weighted average shares outstanding, which gives effect to the Reorganization.
(3) Includes 72 clients who are affiliates of one or more other clients.
(4) Fee and interest income divided by monthly average finance receivables.
(5) Calculated for the quarter ended March 31, 1997 by dividing total collections of client accounts receivable for the quarter by the average month-end balance of finance receivables during such quarter.

                                 RISK FACTORS

  Investment in the Company's Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, together with the other information included in this Prospectus, before purchasing the shares of Common Stock offered hereby.

  This Prospectus contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning the Company's market position, future operations, margins, profitability, funding sources, liquidity and capital resources. Investors in the Common Stock offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of the assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on the assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed below. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

RISK OF NONPAYMENT AND CLIENT FRAUD

  The Company's ability to fully recover amounts due under the AR Advance Program, the ABL Program and the STL Program may be adversely affected by, among other things, the financial failure of the Company's clients or their third-party payors, fraud (e.g., the purchase of fraudulent receivables from a client), misrepresentation, conversion of account proceeds by clients (e.g., client misappropriation of account proceeds in violation of the terms of the ABL Program, AR Advance Program or the STL Program), third-party payor disputes, and third-party claims with respect to security interests. All of these risks are exacerbated by concentrations of clients or third-party payors at any time. Accordingly, the Company makes provisions for losses on finance receivables by establishing an allowance for losses. In evaluating the adequacy of the allowance, management of the Company considers trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral and underwriting policies, among other items. Many of these considerations involve significant estimation by management and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance. In addition, loans under the STL Program may be secured by other types of collateral, such as real estate, equipment, inventory and stock. There can be no assurance that the proceeds from the sale of such collateral resulting from a loan default under the STL Program would be sufficient to pay the outstanding balance of such loan. Historically, the Company has experienced no losses on finance receivables, but there is no assurance that the Company will not experience losses on finance receivables in the future, and such future losses could be significant and may vary from current reserve estimates. The Company does not maintain insurance covering credit losses. In addition, the amount of provisions for losses on finance receivables may be either greater or less than actual future charge-offs of finance receivables relating to these provisions. See "Business--Credit Loss Policy and Experience" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Provision and Allowance for Possible Losses on Receivables."

DILUTION OF CLIENT RECEIVABLES; GOVERNMENT RIGHT OF OFFSET

  Dilution of accounts receivable occurs when such receivables are not fully collectible for reasons other than a third-party payor's financial inability to pay (such as disagreements as to appropriate reimbursement for services provided). Dilution with respect to any client's receivables increases the risk that the Company will be unable to collect amounts advanced by the Company to the client. The Company generally advances funds to its clients up to a specified percentage of the Company's estimate of the net collectible value of such client's receivables. In order to determine its estimate of the net collectible value of a prospective client's receivables, the Company works with third-party claim verifiers to contact third-party payors and reviews historical collection factors by types of third-party payors. Should dilution occur with respect to any client in an amount greater than the Excess Collateral with respect to such client, the Company will typically need to look to newer accounts receivable generated by such client or to other rights the Company may have for the collection of the outstanding obligation to the Company. If no such new accounts receivable are forthcoming or the Company is unsuccessful in pursuing such other rights, the Company may incur a loss. Some dilution occurs with respect to most, if not all, clients and may be more significant with respect to Medicare and Medicaid receivables as a result of the government's right of offset. The Company's historical dilution has not exceeded its Excess Collateral. However, the Company does not track such activity and, therefore, knows only that it has not exceeded its Excess Collateral. Federal and state government agencies, in accordance with Medicare and Medicaid statutes and regulations, have broad rights to audit a healthcare service provider and offset any amounts it determines were overpaid to such provider on any claims against payments due on other current, unrelated claims. This right of offset could create losses to the extent the Company has made advances against the accounts receivable for such unrelated claims. The Company monitors collections on a daily basis but may not be able to react quickly enough to dilution to cover resulting losses through collections on newer accounts receivable generated by the relevant client. See "Business--Operations."

CONCENTRATION OF CLIENT BASE AND THIRD-PARTY PAYOR BASE

  At March 31, 1997, approximately 18.0% of the Company's finance receivables were concentrated in receivables from two clients or groups of affiliated clients, Southampton Hospital and HPC America, Inc. Adverse conditions affecting any of these clients could have a material adverse effect on the Company's ability to collect advances to such clients. For the three months ended March 31, 1997, HPC America, Inc. accounted for approximately 10.3% of the Company's finance receivables and 7.6% of the Company's total fee and interest income for this period. The loss of this client could have a material adverse effect on the Company's results of operations and financial condition. The Company's client concentration has decreased as the number of its clients have increased over time, however, there can be no assurance that such concentration will continue to decrease in the future.

  At March 31, 1997, approximately 49.8% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Any situation which would result in the inability of the federal and state governments to fully fund such programs could have a material adverse effect on the Company and its ability to collect advances to such clients. See "Business--Operations."

INABILITY TO COLLECT HEALTHCARE RECEIVABLES DIRECTLY FROM MEDICARE AND
MEDICAID

  With certain limited exceptions, federal law prohibits payment of amounts owed to healthcare providers under the Medicare and/or Medicaid programs to any entity other than providers. Except pursuant to a court order, the Company is unable to force collection directly against third-party payors in a Government Program. Accordingly, the Company is unable to collect receivables payable under Government Programs directly, and, instead, the Company requires that Medicare and Medicaid proceeds be paid to a segregated lockbox account under the control of the client, the collected balances of which are then swept to the Company via wire transfer on a daily basis. The Company must closely monitor its clients' collection efforts to ensure compliance with the foregoing procedures. At March 31, 1997, approximately 49.8% of the accounts receivable that the Company had purchased or that were pledged to the Company were payable under Government Programs. Although to date the Company has been successful in monitoring the collection of government-based receivables from its clients in accordance with their contractual obligations, there can be no assurance that the Company will continue to be successful in monitoring such collection activities in the future. See "Business--Operations."

RISKS RELATED TO LOWER CREDIT GRADE BORROWERS

  The Company focuses its marketing efforts on small and middle market healthcare service providers. Some of these providers may be unable to obtain financing from more traditional credit sources, such as commercial banks. Advances made to these types of clients may entail a higher risk of loss than advances made to clients who are able to utilize traditional credit sources. While the Company employs underwriting criteria and monitoring procedures to mitigate the higher risks inherent in advances made to some of its clients, no assurance can be given that such criteria or procedures will afford adequate protection against such risks. See "Business--Operations." In the event that collection of amounts due under the AR Advance Program, the ABL Program or the STL Program are less than anticipated, the Company's results of operations and financial condition could be adversely affected.

RISK OF FAILURE TO RENEW FUNDING SOURCES

  The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability and the terms of financing. In addition to proceeds from this Offering, the Company expects to fund its future financing activities principally from (i) the $100 million CP Facility, which will expire on December 5, 2001, (ii) the $35 million Bank Facility, which will expire on March 9, 1998, subject to automatic renewals for one-year periods thereafter unless terminated by Fleet, and (iii) Funding II with respect to which funding commitments expire on February 21, 1999. Prior to March 1995, the Company financed its operations solely through equity. While the Company expects to be able to obtain new financing facilities or renew these existing financing facilities and to have continued access to other sources of credit after the expiration of these facilities, there is no assurance that such financing will be available, or, if available, that it will be on terms favorable to the Company. In the event the Company is not able renew the CP Facility or the Bank Facility or find alternative financing for its activities, such as the financing available through Funding II, the Company would be forced to curtail or cease its ABL Program, AR Advance Program and STL Program, which action would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Capital Resources" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources."

RISK OF CONTROL BY CERTAIN STOCKHOLDERS

  The Company's executive officers and directors and stockholders holding 5% or more of the Common Stock will beneficially own 1,988,514 shares of Common Stock representing 21.6% of the outstanding shares of Common Stock upon completion of this Offering. Consequently, such stockholders will have substantial influence on the operations of the Company, and, if they act together, will be able effectively to control all matters requiring approval by the Company's stockholders, including the election of all directors and the approval of any business combination involving the Company. Control by these stockholders could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

RISK OF INABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY

  The Company's growth strategy is principally dependent upon its ability to increase its finance receivables by making advances against accounts receivable meeting its underwriting standards. No assurance is given that the rate of growth experienced by the Company to date will be sustainable or is indicative of future results. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations." Of the Company's clients at December 31, 1996, 5% were no longer being financed by the Company at March 31, 1997, due primarily to competition, consolidation in the healthcare industry and clients' ability to self finance. Of the four clients which comprised the 5% which have left since 1996, two refinanced their receivables with other sources, one terminated its relationship with the Company because it was sold and one repaid the Company with internally generated funds. See "Business-- Operations." Therefore, the Company's ability to further implement its strategy for continued growth is largely dependent upon its ability to attract and retain new clients in a competitive market. The Company's growth is also dependent on the business growth of its clients, which may be affected by a number of factors not within the Company's control. See "Business--Strategy." At March 31, 1997, 52.6% of the Company's portfolio consisted of finance receivables of long-term care and home healthcare businesses. If demand for working capital financing in either of these sub-markets declines, the Company's ability to increase its finance receivables could be adversely affected. In the event the Company is unable to continue to attract new clients, such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH NEW PRODUCT OFFERINGS

  The Company has recently begun to provide services not previously offered by it to healthcare industry clients, or offered only on a limited basis, such as financing under its STL Program, and may in the future seek to introduce other new products and services. See "Business--Strategy." The Company has either very limited or no experience with these new products and services, and there is no assurance that the Company will be able to market these new products and services successfully or that the return on these products and services will be consistent with the Company's historical financial results.

DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly John K. Delaney, the Company's Chairman and Chief Executive Officer; Ethan D. Leder, the Company's Vice-Chairman and President; and Edward P. Nordberg, Jr., the Company's Executive Vice President and Chief Financial Officer, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified technical and managerial personnel, particularly with experience in healthcare financing. Although the Company has employment agreements with Messrs. Delaney, Leder and Nordberg, the loss of Messrs. Delaney, Leder or Nordberg or other officers and key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man life insurance on any officers. See "Management."

RISKS ASSOCIATED WITH INABILITY TO SUCCESSFULLY COMPETE

  The Company competes with numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. This disparity in cost of funds ranges from approximately 1% to 5% and reflects commercial banks' access to deposits and other low cost sources of capital and other competitors' greater access to the capital markets. Competition can take many forms, including the pricing of financing, the timeliness and responsiveness in processing a prospective client's application, and customer service. The Company's competitors target the same type of healthcare service providers as those targeted by the Company and, with the exception of most specialty healthcare finance companies, generally have operated in the markets serviced by the Company for a longer period of time than the Company. If the Company is unable to successfully compete, its financial position and results of operations would be adversely affected. See "Business--Competition."

LIMITED OPERATING HISTORY

  The Company commenced its business in September 1993. Management has limited operating results on which to base any expectations regarding future performance of the Company's business.

There is no assurance that the Company will continue to be profitable, increase its volume of finance receivables and/or maintain its lack of credit losses. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS

  The Company's healthcare finance business is subject to numerous federal and state laws and regulations, which, among other things, may (i) require the Company to obtain and maintain certain licenses and qualifications, (ii) limit the interest rates, fees and other charges that the Company is allowed to collect, (iii) limit or prescribe certain other terms of its finance receivables arrangements with clients, and (iv) subject the Company to certain claims, defenses and rights of offset. Although the Company believes that it is currently in compliance with statutes and regulations applicable to its business, there can be no assurance that the Company will be able to maintain such compliance without incurring significant expense. The failure to comply with such statutes and regulations could have a material adverse effect upon the Company. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business could have a material adverse effect upon the Company. See "Risk of Adverse Effect of Healthcare Reform" and "Business--Government Regulation."

RELIANCE ON REIMBURSEMENTS BY THIRD-PARTY PAYORS

  The Company's clients receive payment for services rendered to patients from third-party payors (including health maintenance organizations, managed care concerns and other insurers), large corporations (which may be self-insured), other healthcare providers and patients themselves, and from Government Programs. The clients rely on prompt payments from third-party payors to enable them to satisfy their obligations to the Company under the AR Advance Program and the ABL Program. The healthcare industry is experiencing a trend toward cost containment, as government and other third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with healthcare providers. Such cost containment could adversely affect the ability of the Company's clients to make payments owed to the Company, which would have an adverse impact on the Company's business and financial performance.

RISK OF ADVERSE EFFECT OF HEALTHCARE REFORM

  In addition to extensive existing government healthcare regulation (see "Business--Government Regulation"), there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Government Programs. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in Government Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, a restructuring of the way in which Medicare pays for certain services, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company.

  There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of Government Programs will not have an adverse effect on the Company or that payments under Government Programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, and may similarly affect the price of the Company's Common Stock in the future.

  In addition, certain private reform efforts have been instituted throughout the healthcare industry, including the capitation of certain healthcare expenditures. Capitation is the pre-payment of certain healthcare costs by third-party payors (typically health maintenance organizations and other managed healthcare concerns), based upon a predetermined monthly fee for the aggregate patient lives under any given healthcare provider's care. The healthcare provider then provides healthcare to such patients when and as needed, and assumes the risk that its prepayments will cover its costs and provide a profit for all of such services rendered. Since capitation essentially eliminates the clients' accounts receivable that are the primary source of payment for the Company's finance receivables, capitation could materially adversely affect the Company's business, financial condition and results of operations. See "Failure to Comply with Government Regulations" and "Business--Government Regulation."

RESTRICTIVE DEBT COVENANTS

  The Bank Facility contains financial and operating covenants, including the requirement that the Company maintain an adjusted tangible net worth of more than $5.0 million, and a ratio of debt to equity of not more than 3.0 to 1.0 exclusive of its borrowings under the CP Facility. In addition, under the Bank Facility the Company is not allowed to have at any time a cumulative negative cash flow (as defined in the Bank Facility) in excess of $1.0 million. At March 31, 1997, the Company was in compliance with all of such covenants. Under the Bank Facility, borrowings under the CP Facility are excluded from debt for purposes of calculation of the Bank Facility debt-to-equity ratio. The Bank Facility also includes certain limitations on the ability of the Company to consolidate, merge or transfer all or substantially all of its assets, incur debt, create liens on its property, make capital expenditures, dispose of assets or make investments. Under the terms of the CP Facility, ING has the option to refuse to make any advances in the event the Company fails to maintain a tangible net worth of at least $20.0 million and to refuse to make advances in excess of $50.0 million in the event the Company fails to maintain a tangible net worth of at least $25.0 million. See "Business-- Capital Resources."

  Future financing agreements may also contain similar financial and operating covenants. The foregoing limitations in the Bank Facility and the CP Facility and any future financing agreements could adversely affect the Company's ability to implement its growth strategy. Failure to comply with the obligations contained in these agreements could result in an event of default under such agreements which could permit acceleration of the indebtedness under the Bank Facility, the CP Facility or any future financing agreements.

GENERAL ECONOMIC RISKS

  The Company's business could be affected by general economic conditions in the United States, and any sustained period of economic slowdown or recession could materially adversely affect the Company's business, financial condition and results of operations. The risks to which the Company's business is subject become more acute during an economic slowdown or recession because fewer accounts receivable may be generated by clients, resulting in decreased fees for the Company. In addition, the financial ability of certain third-party payors to pay outstanding accounts receivable and of clients to pay outstanding advances may be impaired, resulting in increased credit losses. Further, some of the Company's clients are startup or less mature ventures that may be more susceptible to economic slowdowns or recessions.

NO DIVIDENDS

  The Company has not paid any cash dividends to date and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance the development and expansion of its business. In addition, the Bank Facility and the CP Facility do, and future financing arrangements may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "--Restrictive Debt Covenants" and "Dividend Policy."

POSSIBLE ADVERSE IMPACT ON TRADING PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

  Following this Offering, the Company will have 9,214,991 shares of Common Stock outstanding. All of the shares of Common Stock sold in this Offering and 2,415,000 shares of Common Stock sold in the Initial Public Offering are freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by existing affiliates of the Company, which shares are subject to the resale limitations of Rule 144 as promulgated under the Securities Act ("Rule 144"). All of the remaining shares of outstanding Common Stock are "restricted" securities as that term is defined in Rule 144. Subject to the 90-day lock-up agreement and a certain other agreements restricting seven of the Company's existing stockholders from selling Common Stock, each of which is described below, these "restricted" securities will be eligible for sale pursuant to Rule 144 in the public market following the consummation of this Offering. Additional shares of Common Stock, including shares issuable upon exercise of employee stock options, will also become eligible for sale in the public market from time to time. In addition, certain stockholders and members of senior management have been granted certain registration rights relating to shares of Common Stock held by them for sale under the Securities Act. However, the Company, certain of its officers and directors and certain other stockholders, who in the aggregate will own 3,005,470 shares of Common Stock after this Offering, have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Underwriters, offer to sell, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (the "90-day lock-up agreement"), except that the Company may grant options and issue shares of Common Stock under the Company's existing option plans and may issue Common Stock in acquisition transactions not involving a public offering. Further, five of the existing stockholders of the Company, who in the aggregate will own 2,605,977 shares of Common Stock after this Offering, have agreed that, without the prior written consent of the Company, they will not effect any sales of Common Stock prior to November 21, 1998 in excess of the volume limitations provided under Rule 144 (the "Rule 144 Sale Agreement"). Following this Offering and upon the expiration of the 90-day lock-up agreement and the Rule 144 Sale Agreement, sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

POSSIBLE FLUCTUATIONS OF STOCK PRICE

  The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock.

AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE

  In addition to the Common Stock, the Company's Amended and Restated Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of "blank check" preferred stock. Following the Offering, there will be no shares of preferred stock outstanding, and the Company has no present intention to issue any shares of preferred stock. However, since the rights and preferences of any class or series of preferred stock may be set by the Board of Directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of the Common Stock, and thus may adversely affect the rights of holders of Common Stock. The ability to issue preferred stock could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Preferred Stock."

POSSIBLE ANTI-TAKEOVER EFFECTS

  Certain provisions of the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation may be deemed to have anti-takeover effects and may delay or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. These provisions include authorized blank check preferred stock, limitations on the persons who may call a special meeting of stockholders, a classified Board of Directors, the ability of the directors to fill vacancies on the Board of Directors and advance notice requirements for stockholder proposals and director nominees. The Company has also elected to be subject to Section 203 of the Delaware General Corporation Law which prohibits certain business transactions involving certain stockholders without the approval of the Board of Directors or stockholders. See "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the issuance and sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $46.3 million (approximately $53.2 million if the over-allotment option granted to the Underwriters is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use the net proceeds from this Offering to finance anticipated growth of the Company's ABL Program, AR Advance Program and STL Program and for general corporate purposes, including possible strategic acquisitions and investments. The Company does not currently have any agreement, arrangement or understanding regarding any such acquisition except for the letter of intent between Funding II and SHP concerning the acquisition of an interest in SHP. See "Prospectus Summary--Recent Developments." Pending such uses, the net proceeds to the Company will be used to temporarily repay amounts then due under the Bank Facility. The line of credit under the Bank Facility will remain available to the Company. See "Business--Capital Resources" for a description of the interest rates, the maturity date and other terms applicable to the Bank Facility.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed for trading on the Nasdaq National Market under the trading symbol "HCFP." As of April 3, 1997, based upon the number of holders of record and an estimate of the number of individual participants represented by security position listings, the Company had approximately 600 stockholders. The following table sets forth the high and low sales prices of the Common Stock as reported by the Nasdaq National Market for each of the quarters indicated:

     QUARTER                                                     HIGH     LOW
     -------                                                    ------- -------
     1996
       Fourth (from November 21, 1996)......................... $ 14.00 $12.125
     1997
       First................................................... $ 19.00 $12.375
       Second (through June 11, 1997).......................... $17.375 $  9.75

  On June 11, 1997, the closing sale price of the Common Stock, as reported on the Nasdaq National Market, was $16.75.

                                DIVIDEND POLICY

  The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other matters which the Company's Board of Directors may consider. In addition, the Bank Facility and the CP Facility do, and future financing arrangements may, impose minimum net worth covenants, debt-to-equity covenants and other limitations that could restrict the Company's ability to pay dividends. See "Risk Factors--Restrictive Debt Covenants."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to give effect to this Offering at the public offering price of $16.50 per share. See "Use of Proceeds" and "Description of Capital Stock."

                                                         AS OF MARCH 31, 1997
                                                        -----------------------
                                                          ACTUAL    AS ADJUSTED
                                                        ----------- -----------
Bank Facility.......................................... $33,538,765 $       --
CP Facility............................................  44,769,505  44,769,505
                                                        ----------- -----------
       Total borrowings................................ $78,308,270 $44,769,505
                                                        =========== ===========
Stockholders' equity
 Preferred stock, $.01 par value; 10,000,000 shares
  authorized; none outstanding......................... $       --  $       --
 Common stock, $.01 par value; 30,000,000 shares
  authorized; 6,214,991 shares outstanding; 9,214,991
  shares outstanding as adjusted(1)....................      62,150      92,150
 Additional paid-in capital............................  26,704,234  72,924,234
 Retained earnings.....................................   1,075,596   1,075,596
                                                        ----------- -----------
    Total stockholders' equity......................... $27,841,980 $74,091,980
                                                        =========== ===========

--------
(1) Does not include 750,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"). Options to purchase 485,750 shares have been granted under the Incentive Plan (of which 1,875 are presently exercisable). See "Management--Stock Incentive Plan." Also does not include 100,000 shares of Common Stock reserved for issuance pursuant to the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan, under which options to purchase 22,510 shares have been granted (none of which is presently exercisable). See "Management--Director Plan." Also does not include an option to purchase 38,381 shares of Common Stock granted outside the Incentive Plan on November 1, 1995, which option is presently exercisable.

                        PRO FORMA FINANCIAL INFORMATION

  As a result of the Reorganization, management believes a discussion and analysis of the Company's financial condition and results of operations is most effectively presented on a pro forma basis for the two years ended December 31, 1995 and 1996. To provide a context for this discussion and analysis, the following information reflects pro forma statements of operations for each of the years in the two year period ended December 31, 1996 as if the Reorganization had occurred as of the beginning of those operating periods.

PRO FORMA STATEMENTS OF OPERATIONS

                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                          -----------------------------------------------------------
                            HEALTHCARE
                            FINANCIAL
                          PARTNERS, INC.
                             AND DEL
                            (COMBINED)     FUNDING        PRO FORMA       PRO FORMA,
                           (HISTORICAL)  (HISTORICAL)   ADJUSTMENTS(1)    AS ADJUSTED
                          -------------- ------------   --------------    -----------
Fee and interest income
  Fee income............    $  565,512    $4,248,992(2)                   $4,814,504(2)
  Interest income.......                     403,659                         403,659
                            ----------    ----------                      ----------
  Total fee and interest
   income...............       565,512     4,652,651                       5,218,163
Interest expense........        79,671       554,885                         634,556
                            ----------    ----------                      ----------
  Net fee and interest
   income...............       485,841     4,097,766                       4,583,607
Provision for losses on
 receivables............        45,993       171,395                         217,388
                            ----------    ----------                      ----------
  Net fee and interest
   income after
   provision for losses
   on receivables.......       439,848     3,926,371                       4,366,219
Operating expenses......     1,472,240     1,024,057     $  (400,000)(a)   2,096,297
Other income............     1,221,837                      (997,146)(a)     224,691
                            ----------    ----------     -----------      ----------
Income before income
 taxes (benefit)........       189,445     2,902,314        (597,146)      2,494,613
Income taxes (benefit)..        (5,892)                      978,791 (b)     972,899
                            ----------    ----------     -----------      ----------
Net income..............    $  195,337    $2,902,314     $(1,575,937)     $1,521,714
                            ==========    ==========     ===========      ==========
Pro forma net income per
 share(3)...............                                                  $     0.26
Pro forma weighted
 average shares
 outstanding(3).........                                                   5,938,372

--------
(1) Pro Forma Statements of Operations adjustments reflect the following:
  (a) The elimination of transactions between the Company and Funding, which consist of management fees paid/received and the elimination of the Company's income from its investment in Funding.
  (b) The provisions for income taxes (at an estimated effective tax rate of 39%) for DEL and Funding which previously were not subject to such taxes as partnership.
(2) Included $430,000 of fees resulting from the acquisition of certain receivables of Medimax. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview."
(3) Pro forma net income per share was computed by dividing pro forma net income by the pro forma weighted average shares outstanding, after giving effect to the Reorganization.

                                   FOR THE YEAR ENDED DECEMBER 31, 1996
                              --------------------------------------------------
                              HEALTHCARE FINANCIAL
                                 PARTNERS, INC.
                                 (CONSOLIDATED)      PRO FORMA       PRO FORMA,
                                  (HISTORICAL)     ADJUSTMENTS(1)    AS ADJUSTED
                              -------------------- --------------    -----------
Fee and interest income
  Fee income.................     $ 8,518,215                        $ 8,518,215
  Interest income............       3,497,756                          3,497,756
                                  -----------                        -----------
  Total fee and interest
   income....................      12,015,971                         12,015,971
Interest expense.............       3,408,562                          3,408,562
                                  -----------                        -----------
  Net fee and interest
   income....................       8,607,409                          8,607,409
Provision for losses on
 receivables.................         656,116                            656,116
                                  -----------                        -----------
  Net fee and interest income
   after provision for losses
   on receivables............       7,951,293                          7,951,293
Operating expenses...........       3,326,994                          3,326,994
Other income.................         233,982                            233,982
                                  -----------                        -----------
Income before deduction of
 preacquisition earnings and
 income taxes................       4,858,281                          4,858,281
Deduction of preacquisition
 earnings....................       4,289,859       $(4,289,859)(a)
                                  -----------       -----------      -----------
Income before income taxes...         568,422         4,289,859        4,858,281
Income taxes.................          38,860         1,855,870 (b)    1,894,730
                                  -----------       -----------      -----------
Net income...................     $   529,562       $ 2,433,989      $ 2,963,551
                                  ===========       ===========      ===========
Pro forma net income per
 share(2)....................                                        $      0.50
Pro forma weighted average
 shares outstanding(2).......                                          5,945,276

--------
(1) Pro Forma Statements of Operations adjustments reflect the following:
  (a) The elimination of preacquisition earnings allocated to limited partners of Funding and DEL.
  (b) The provisions for income taxes (at an estimated effective rate of 39%) on the pro forma earnings of the consolidated Company, including those of DEL and Funding which were previously not subject to income taxes as partnerships.
(2) Pro forma net income per share was computed by dividing pro forma net income by the pro forma weighted average shares outstanding, after giving effect to the Reorganization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       PRO FORMA FINANCIAL CONDITION AND
                        PRO FORMA RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information under "Pro Forma Financial Information" and the combined financial statements, including the notes thereto, of HealthCare Financial Partners, Inc. and DEL, the consolidated financial statements, including the notes thereto, of HealthCare Financial Partners, Inc. and the financial statements of Funding, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

  The Company is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in those healthcare sub-markets where growth, consolidation or restructuring appear likely in the near to medium term. From its inception in September 1993 through December 31, 1996, the Company has advanced $666.5 million to its clients in over 200 transactions, including $470.3 million advanced during the year ended December 31, 1996. The Company had 130 clients as of December 31, 1996, of which 64 were affiliates of one or more clients. The average amount outstanding per client or affiliated client group at December 31, 1996 was approximately $1.0 million. For the year ended December 31, 1995, the Company's pro forma net income was $1.5 million, and for the year ended December 31, 1996 the Company's pro forma net income was $3.0 million. See "Pro Forma Financial Information."

  From its inception in September 1993, through the year ended December 31, 1995, the Company principally originated finance receivables through the AR Advance Program. The AR Advance Program was characterized by high and varying yields, as a result of the differing terms of AR Advance Program transactions negotiated with individual clients. The yield on finance receivables generated under the AR Advance Program was 26.9% during the year ended December 31, 1995, and 19.2% during the year ended December 31, 1996. By December 31, 1996, the finance receivables originated through the Company's ABL Program had grown to 52.9% of total finance receivables, as the Company focused its marketing efforts on larger balance, prime-rate based ABL Program advances to more creditworthy borrowers. ABL Program advances are characterized by lower overall yields than AR Advance Program advances, but provide the Company with the opportunity to expand the range of potential clients while reducing costs as a percentage of finance receivables. The yield on finance receivables generated under the ABL Program was 17.1% during the year ended December 31, 1996. The Company anticipates that finance receivables generated under the ABL Program will account for a significant majority of its finance receivables in future periods. As a result, the Company's overall yield on finance receivables, which was 18.4% for the year ended December 31, 1996, is expected to decline gradually (assuming a stable interest rate environment) to approach the yields generated by the ABL Program.

  In September 1995, the Company purchased certain finance receivables of healthcare service providers of MediMax, an unrelated third party in the business of providing advances against accounts receivable in a manner similar to the AR Advance Program. The Company paid $7.5 million for such receivables, net of purchase discount of $430,000. The discount was taken into income during the fourth quarter of 1995 when the receivables were collected. Certain of the healthcare service providers subsequently elected to become clients of the Company.

  The following table provides certain unaudited pro forma financial information as of and for the periods indicated. The Pro Forma Statements of Operations and Other Data reflect the Reorganization and are prepared on the same basis as the preceding Pro Forma Financial Information.

                              PRO FORMA FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------------------------------
                                 1994            1995              1996
                             -------------  --------------    --------------
PRO FORMA STATEMENTS OF
 OPERATIONS
Fee and interest income:
  Fee income................ $     291,752  $    4,814,504(1) $    8,518,215
  Interest income...........         2,770         403,659         3,497,756
                             -------------  --------------    --------------
  Total fee and interest
   income...................       294,522       5,218,163        12,015,971
Interest expense............         3,975         634,556         3,408,562
                             -------------  --------------    --------------
  Net fee and interest
   income...................       290,547       4,583,607         8,607,409
Provision for losses on
 receivables................       328,894         217,388           656,116
                             -------------  --------------    --------------
  Net fee and interest
   income (loss) after
   provision for losses on
   receivables..............       (38,347)      4,366,219         7,951,293
Operating expenses..........       485,831       2,096,297         3,326,994
Other income................       289,994         224,691           233,982
                             -------------  --------------    --------------
Income (loss) before income
 taxes......................      (234,184)      2,494,613         4,858,281
Income taxes................                       972,899         1,894,730
                             -------------  --------------    --------------
Net income (loss)........... $    (234,184) $    1,521,714    $    2,963,551
                             =============  ==============    ==============
Pro forma net income (loss)
 per share.................. $       (0.04) $         0.26    $         0.50
Pro forma weighted average
 shares outstanding.........     5,938,372       5,938,372         5,945,276
                                         AS OF DECEMBER 31,
                             -----------------------------------------------
                                 1994            1995              1996
                             -------------  --------------    --------------
OTHER DATA
Finance receivables--AR
 Advance Program............ $   6,236,663  $   32,443,023    $   42,076,211
Finance receivables--ABL
 Program....................                     6,270,629        47,252,717(2)
                             -------------  --------------    --------------
  Total finance
   receivables.............. $   6,236,663  $   38,713,652    $   89,328,928
                             =============  ==============    ==============

--------
(1) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax. See "Overview."
(2) Includes approximately $2.5 million of STL Program loans.

RESULTS OF OPERATIONS

 Year ended December 31, 1996 Compared to the Year Ended December 31, 1995

  Total fee and interest income increased from $5.2 million for the year ended December 31, 1995 to $12.0 million for the year ended December 31, 1996, an increase of 130.3%. The increase principally resulted from an increase of $45.6 million in average finance receivables outstanding due to the Company's introduction of the ABL Program during the last quarter of 1995 and a corresponding increase of $41.0 million in ABL Program receivables from December 31, 1995 to December 31, 1996. Interest earned from the ABL Program increased from $403,659 for the year ended December 31, 1995 to $3.5 million for the year ended December 31, 1996, which accounted for $3.1 million of the $6.8 million growth in total fee and interest income between the periods. The Company increased its client base in the AR Advance Program from 72 clients at December 31, 1995 to 84 clients at December 31, 1996. Additionally, existing clients increased their average borrowings from the Company in 1996 as compared to the prior year. Because the yield on finance receivables declined markedly from 26.4% in the year ended December 31, 1995 to 18.4% in the year ended December 31, 1996, the increase in fee and interest income was due to growth in the volume of finance receivables, and was somewhat offset by the decline in yield. The yield on finance receivables for the year ended December 31, 1996 was lower due to a substantially greater volume of ABL Program finance receivables outstanding during the year ended December 31, 1996, which have lower yields when compared to the finance receivables in the AR Advance Program. Interest expense increased from $634,556 for the year ended December 31, 1995 to $3.4 million for 1996. However, the Company's average cost of borrowed funds decreased from 11.8% for the year ended December 31, 1995 to 9.7% for the year ended December 31, 1996. This increase in interest expense was the result of higher average borrowings required to support the Company's growth. Prior to March 1995, the Company's financing was solely obtained through equity. Subsequent to March 1995, the Company increasingly relied on borrowed funds to finance its growth. Because of the Company's overall growth in finance receivables and increased leverage, net fee and interest income increased from $4.6 million for the year ended December 31, 1995 to $8.6 million for the year ended December 31, 1996. The increased interest expense from increased borrowings, combined with a lower yield on finance receivables, resulted in a significant decrease in the annualized net interest margin from 23.2% for the year ended December 31, 1995 to 13.2% for the year ended December 31, 1996.

  The Company's provisions for losses on receivables increased from $217,388 for the year ended December 31, 1995 to $656,116 for the year ended December 31, 1996. This increase is attributable to an increase in outstanding finance receivables and an increase in the Company's average client balances, which are among the factors considered by the Company in assessing the adequacy of its allowance for losses on receivables. The Company experienced no credit losses in either period.

  Operating expenses increased from $2.1 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996, a 58.7% increase. This increase was the result of a 36.1% increase in compensation and benefits due to hiring additional personnel as well as increases in other operating expenses, all relating to the expansion of the Company's operations.

  Other income increased slightly from $224,691 for the year ended December 31, 1995 to $233,982 for the year ended December 31, 1996.

  Net income increased from $1.5 million for the year ended December 31, 1995 to $3.0 million for the year ended December 31, 1996, a 94.8% increase, primarily as a result of the overall growth in the Company's finance receivables as described above.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total fee and interest income increased from $294,522 for the year ended December 31, 1994 to $5.2 million for the year ended December 31, 1995. This increase was principally the result of a $15.8 million increase in average finance receivables during 1995. The increase in finance receivables was a result of the Company's ability to attract new clients and the Company's ability to acquire additional finance receivables from existing clients. The Company initiated the ABL Program in the third quarter of 1995. The Company had no clients in the ABL Program in 1994. By December 31, 1995, it had 13 clients participating in the ABL Program. The interest earned in the ABL Program accounts for $383,752 of the $4.9 million growth in fee and interest income for this period. Additionally the Company, through increased marketing efforts, increased its client base in the AR Advance Program from 37 to 72 clients, a 94.6% increase. Acquisition of finance receivables also increased during this period. Additionally, in September 1995, the Company purchased the receivables of certain clients of MediMax. The Company paid $7.5 million for such receivables, net of a purchase discount of $430,000, which was included in income in the fourth quarter of 1995. Since the annualized yield on finance receivables increased from 21.6% at December 31, 1994 to 26.4% at December 31, 1995, the increase in total fee and interest income was due to both growth in finance receivables and increase in yield. Interest expense increased from $3,975 for the year ended December 31, 1994 to $634,556 for the year ended December 31, 1995. This increase in interest expense was the result of the commencement of borrowings, beginning in March 1995, to support the Company's growth. The average cost of borrowed funds for the year ended December 31, 1995 was 11.8%. Because of the Company's overall growth and increased leverage, net fee and interest income increased from $290,547 for the period ended December 31, 1994, to $4.6 million for the period ended December 31, 1995. Despite this increase in borrowings, and due to the increased yield on finance receivables, the net interest margin increased from 21.5% for the year ended December 31, 1994, to 23.2% for the year ended December 31, 1995.

  The Company's provision for credit losses decreased from $328,894 for the year ended December 31, 1994 to $217,388 for the year ended December 31, 1995, a 33.9% decrease. This decrease is primarily attributable to a decrease in the Company's average client balances, one of the factors considered by the Company in assessing the adequacy of its allowance for possible losses on receivables. See "--Pro Forma Statements of Operations." The Company experienced no credit losses in either year.

  Operating expenses increased from $485,831 for the year ended December 31, 1994 to $2.1 million for the year ended December 31, 1995, a 331.5% increase. This increase was directly related to the expansion of the Company's operations, and was the result of an increase of 510.2% in compensation and benefits due to hiring additional personnel, 393.8% in professional fees due to growth in financing activities, 121.4% in rent expense due to leasing of additional space as well as increases in other operating expenses, all relating to the expansion of the Company's operations.

  Other income decreased from $289,994 for the year ended December 31, 1994 to $224,691 for the year ended December 31, 1995, a 22.5% decrease, as a result of reduced balances under a servicing arrangement with a client.

  Net income increased from a loss of $234,184 for the year ended December 31, 1994 to net income of $1.5 million for the year ended December 31, 1995, primarily as a result of the overall growth in the Company's finance receivables described above.

PRO FORMA QUARTERLY FINANCIAL DATA

  The following table summarizes unaudited pro forma quarterly operating results for the fiscal quarters presented. The Pro Forma Quarterly Financial Data reflect the Reorganization and are prepared on the same basis as the Pro Forma Financial Information preceding.

                                                         FOR THE QUARTERS ENDED
                          ------------------------------------------------------------------------------------
                          MARCH 31, JUNE 30, SEPT. 30,   DEC. 31,  MARCH 31,   JUNE 30,  SEPT. 30,   DEC. 31,
                            1995      1995      1995       1995       1996       1996       1996       1996
                          --------- -------- ---------- ---------- ---------- ---------- ---------- ----------
Fee and interest income
 Fee income.............  $707,666  $802,421 $1,304,704 $1,999,713 $1,869,433 $2,090,853 $2,117,004 $2,440,925
 Interest income........     9,366    50,376    103,624    240,293    411,703    792,307  1,006,997  1,286,749
                          --------  -------- ---------- ---------- ---------- ---------- ---------- ----------
 Total fee and interest
  income................   717,032   852,797  1,408,328  2,240,006  2,281,136  2,883,160  3,124,001  3,727,674
Interest expense........     3,883   108,895    140,582    381,196    580,030    801,126    923,175  1,104,231
                          --------  -------- ---------- ---------- ---------- ---------- ---------- ----------
 Net fee and interest
  income................   713,149   743,902  1,267,746  1,858,810  1,701,106  2,082,034  2,200,826  2,623,443
Provision for losses on
 receivables............             217,388                          343,155     53,646    216,315     43,000
                          --------  -------- ---------- ---------- ---------- ---------- ---------- ----------
 Net fee and interest
  income after provision
  for losses on
  receivables...........   713,149   526,514  1,267,746  1,858,810  1,357,951  2,028,388  1,984,511  2,580,443
Operating expenses......   361,666   288,880    556,892    888,859    676,627    809,392    796,226  1,044,749
Other income............    45,377    47,857     93,278     38,179     10,000      8,000    153,651     62,331
                          --------  -------- ---------- ---------- ---------- ---------- ---------- ----------
Income before income
 taxes..................   396,860   285,491    804,132  1,008,130    691,324  1,226,996  1,341,936  1,598,025
Income taxes............   154,776   111,341    313,611    393,171    269,617    478,528    523,355    623,230
                          --------  -------- ---------- ---------- ---------- ---------- ---------- ----------
Net income..............  $242,084  $174,150 $  490,521 $  614,959 $  421,707 $  748,468 $  818,581 $  974,795
                          ========  ======== ========== ========== ========== ========== ========== ==========

  See "Management's Discussion and Analysis of Historical Financial Condition and Historical Results of Operations" for information concerning the three months ended March 31, 1997.

  The Company's historical methodology for assessing the adequacy of its allowance for possible losses on receivables focused, in significant part, on the average per client amount of finance receivables outstanding. This caused the quarterly provisions for losses on receivables to fluctuate as average client balances varied due to the Company's growth and the mix of finance receivables generated from the ABL Program and the AR Advance Program changed over time. Given the current level of the allowance, the Company does not anticipate that the provision for losses on receivables in future quarterly periods will reflect the level of variability experienced historically. In future periods, the Company anticipates that quarterly provisions will be made primarily based on changes in overall portfolio size and composition, and, to the extent required, based on analysis of credit risks in particular transactions.

  The Company's quarterly results of operations are not generally affected by seasonal factors. The results of operations for the quarter ended December 31, 1995 were impacted by the Company's acquisition of certain assets from MediMax. See "--Overview."

EXCESS COLLATERAL AND CLIENT HOLDBACKS

  The Company's primary protection against credit losses in its ABL Program and its AR Advance Program is the Excess Collateral, which consists of client accounts receivable due from third-party payors which collateralize advances under the ABL Program and against which the Company makes advances under the AR Advance Program. The Company obtains a first priority security interest in all of the client's accounts receivable, including receivables not financed by the Company. As a result, amounts paid or advanced to clients with respect to specific accounts receivable are cross-collateralized by the Company's security interest in other accounts receivable of the client. In addition, the Company frequently obtains a security interest in other assets of a client and maintains a provision for losses on receivables.

  Under the ABL Program, the Company will extend credit only up to a maximum percentage, ranging from 65% to 85%, of the estimated net collectible value of the accounts receivable due from third-party payors. The Company obtains a first priority security interest in all of a client's accounts receivable, and may apply payments received with respect to the full amount of the client's accounts receivable to offset any amounts due from the client. The estimated net collectible value of a client's accounts receivable thus exceeds at any time amounts advanced under the ABL Program secured by such accounts receivable.

  Under the AR Advance Program, the Company purchases a client's accounts receivable at a discount from the estimated net collectible value of the accounts receivable. The Company will advance only 65% to 85% of the purchase price of any batch of accounts receivable purchased. The excess of the purchase price for a batch of receivables over the amount advanced with respect to such batch (a "client holdback") is treated as a reserve and provides additional security to the Company, insofar as holdback amounts may be applied to offset amounts due with respect to the related batch of client receivables, or any other batch of client receivables. As is the case with the ABL Program, the Company obtains a first priority security interest in all of the client's accounts receivable.

  In addition, under both programs the Company frequently obtains a security interest in other assets of a client and may have recourse against personal assets of the principals or parent company of a client. See "Risk Factors-- Dilution of Client Receivables; Government Right of Offset."

  Under the STL Program, the Company's term loans to clients are secured by liens on various types of collateral, such as accounts receivable, real estate, equipment, inventory and stock, depending on the circumstances of each loan and the availability of collateral.

  The Company's results of operations are affected by its collections of client accounts receivable. The Company's turnover of its finance receivables, calculated by dividing total collections of client accounts receivable for each of the following quarters by the average month-end balance of finance receivables during such quarter, was 3.7x for the quarter ended March 31, 1995, 2.5x for the quarter ended June 30, 1995, 2.8x for the quarter ended September 30, 1995, 2.8x for the quarter ended December 31, 1995, 2.4x for the quarter ended March 31, 1996, 2.4x for the quarter ended June 30, 1996, 3.7x for the quarter ended September 30, 1996, and 3.5x for the quarter ended December 31, 1996.

PROVISION AND ALLOWANCE FOR POSSIBLE LOSSES ON RECEIVABLES

  The Company regularly reviews its outstanding advances and purchased accounts receivable to determine the adequacy of its allowance for possible losses on receivables. To date, the Company has experienced no credit losses. The allowance for possible losses on receivables is maintained at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. In evaluating the adequacy of the allowance, management of the Company considers trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, and underwriting policies, among other items. As of December 31, 1996, the Company's general reserve was $1,078,992 or 1.2% of finance receivables. To the extent that management deems specific finance receivable advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to such amount. At December 31, 1996, the Company had no specific reserves. In the opinion of management, based on a review of the Company's portfolio, the reserve for losses on receivables is adequate at this time.

LIQUIDITY AND CAPITAL RESOURCES

  Cash flows resulting from operating activities have provided sources of cash amounting to $185,016, $3.8 million and $6.2 million ($1.9 million after giving effect to the limited partners' preacquisition earnings) for the years ended December 31, 1994, 1995 and 1996, respectively. The most significant source of cash from operating activities is derived from the Company's generation of net fee and interest income from its finance receivables, and the more significant uses of cash from internal operating activities are derived from cash payments for compensation and employee benefits, rent expense, and professional fees. As the Company's number of clients and resulting business opportunities have grown, the Company has primarily used cash in the acquisition of finance receivables under its AR Advance Program and ABL Program. The Company's financing activities have provided the necessary source of funds for the acquisition of receivables. These financing activities have occurred from both debt and equity sources. The debt financing has been generated from draws on the Bank Facility and the sale of commercial paper through the CP Facility. The sources of equity financing were primarily from limited partner capital contributions prior to the Reorganization and the Initial Public Offering. Subsequent to the Initial Public Offering, the limited partnership interest was purchased using a significant portion of the offering proceeds, the limited partnership was dissolved and its assets transferred to the Company. The Company increased its outstanding balances under the Bank Facility by $17.8 million during the year ended December 31, 1995 and by $4.0 million during the year ended December 31, 1996. The smaller increase in 1996 reflects the availability of the CP Facility. The Bank Facility was not available during the year ended December 31, 1994 and the Company relied upon its equity sources to provide the necessary funds to acquire finance receivables during that year. The limited partners provided capital contributions of $5.4 million, $7.6 million and $12.0 million during the years ended December 31, 1994, 1995 and 1996, respectively. During those periods, the limited partners also received cash distributions from their capital accounts of $145,843 and $2.4 million during the years ended December 31, 1994 and 1995, respectively; and $6.5 million prior to the Initial Public Offering. Subsequent to the Initial Public Offering all of the limited partners' capital was returned to them. On December 5, 1996, the Company entered into an agreement with ING for $100 million of financing under the CP Facility. As of December 31, 1996, $37.2 million of commercial paper was outstanding under the CP Facility.

  In conjunction with the Reorganization and in contemplation of the Initial Public Offering, at the request of the Company, Fleet increased the committed line of credit under the Bank Facility from $35 million to $50 million. This commitment was reduced to $35 million on January 1, 1997. The Bank Facility is a revolving line of credit. The interest rates payable by the Company under the Bank Facility adjust, based on the prime rate of Fleet National Bank ("Fleet's prime rate"); however, the Company has the option to borrow any portion of the Bank Facility in an integral multiple of $500,000 based on the one-month, two-month, three-month or six-month LIBOR plus 3.0%. As of December 31, 1996, $21.8 million was outstanding under the Bank Facility. The Bank Facility contains financial and operating covenants, including the requirement that the Company maintain an adjusted tangible net worth of not less than $5.0 million and a ratio of total debt to equity of not more than 3.0 to 1.0. In addition, under the Bank Facility the Company is not allowed to have at any time a cumulative negative cash flow (as defined in the Bank Facility) in excess of $1.0 million. The intercreditor arrangements entered into in connection with the CP Facility exclude borrowings under the CP Facility from debt for purposes of calculating the debt-to-equity ratio. At December 31, 1996, the Company was in compliance with all of its covenants under the Bank Facility. The expiration date for the Bank Facility is March 9, 1998, subject to automatic renewal for one-year periods thereafter unless terminated by Fleet, which requires six months prior written notice. See "Risk Factors--Risk of Failure to Renew Funding Sources" and "Business--Capital Resources."

  Under the terms of the CP Facility, the Company is able to borrow up to $100 million. As of December 31, 1996, in order to reduce unused line fees under the CP Facility the Company maintained a $50 million borrowing limit under the CP Facility which limit can be increased by the Company in $25 million increments to $100 million upon notice to ING. The CP Facility requires the Company to transfer advances and related receivables under its ABL Program or its AR Advance Program which meet certain criteria to a bankruptcy remote, special purpose subsidiary of the Company. The special purpose subsidiary pledges the finance receivables transferred by the Company to Holland Limited Securitization Inc., a commercial paper conduit which is an affiliate of ING (the "Conduit"). The Conduit lends against such pledged assets through the issuance of commercial paper. As of December 31, 1996, $37.2 million of commercial paper was outstanding under the CP Facility. The CP Facility requires the maintenance of a minimum overcollateralization percentage of 125%. Under the CP Facility, ING can refuse to make any advances in the event the Company fails to maintain a tangible net worth of at least $20 million and to make advances in excess of $50 million in the event the Company fails to maintain a tangible net worth of at least $25 million. At December 31, 1996, the Company was in compliance with all of its covenants under the CP Facility. The maturity date for the CP Facility is December 5, 2001. However, the commercial paper program may be terminated by the Company at any time after December 5, 1999, without penalty. See "Risk Factors--Restrictive Debt Covenants" and "Business--Capital Resources."

  The Company requires substantial capital to finance its business. Consequently, the Company's ability to grow and the future of its operations will be affected by the availability and the terms of financing. In addition to the proceeds from this Offering, the Company expects to fund its future financing activities principally from (i) the CP Facility, which expires on December 5, 2001, (ii) the Bank Facility, which expires on March 9, 1998, subject to automatic renewals for one-year periods thereafter unless terminated by Fleet, and (iii) Funding II with respect to which the funding commitment expires on February 21, 1999. While the Company expects to be able to obtain new financing facilities or renew these existing financing facilities and to have continued access to other sources of credit after expiration of these facilities, there is no assurance that such financing will be available, or, if available, that it will be on terms favorable to the Company. See "Risk Factors--Risk of Failure to Renew Funding Sources."

INTEREST RATE SENSITIVITY

  Interest rate sensitivity refers to the change in interest spread between the yield on the Company's portfolio and the cost of funds necessary to finance the portfolio (i.e., the Bank Facility and the CP

Facility) resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings are affected. The interest rates charged on the ABL Program adjust based upon changes in the prime rate. The fees charged on the AR Advance Program are fixed at the time of any advance against a batch of receivables, although such fees may increase depending upon the timing of collections of receivables within the batch. The interest rates on the Company's term loans are generally fixed at origination for stated maturities generally of one year or less. The interest rates payable by the Company under the Bank Facility adjust, based on Fleet's prime rate; however, the Company has the option to borrow any portion of the Bank Facility in an integral multiple of $500,000 based on the one-month, two-month, three-month or six-month LIBOR plus 3.0%. The interest rate on the CP Facility adjusts based upon changes in commercial paper rates. Because the Company expects to finance most of the ABL Program activity through the CP Facility, there exists some interest rate risk since the interest rate on advances to the Company's clients under the ABL Program will adjust based on the prime rate, and the interest rate on most of the Company's liabilities under the CP Facility will adjust based on commercial paper rates. Such limited interest rate sensitivity on the ABL Program portfolio is not expected to have a material effect on the Company's net interest income if interest rates change. Additionally, because the AR Advance Program portfolio's fees are generally fixed and will be financed with both the proposed CP Facility and the Bank Facility which adjust with changes in commercial paper rates and the prime rate, respectively, there exists interest rate sensitivity with respect to the AR Advance portfolio which, if interest rates increase significantly, could have a material adverse effect on the Company's net interest income. However, this interest rate sensitivity is mitigated by the fact that the Company does not make long-term commitments in the AR Advance Program and therefore retains substantial flexibility to negotiate fees based on changes in interest rates. Interest rate sensitivity related to loans under the STL Program exists to the extent that such loans have fixed interest rates; however, fixed rate loans under the STL Program at December 31, 1996 constituted less than 2.5% of the Company's assets. Interest rate sensitivity with respect to STL Program loans should be mitigated in the future as adjustable rates are expected to be charged on most new loans.

INFLATION

  Inflation has not had a significant effect on the Company's operating results to date.

                       SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data. The selected historical statements of operations and balance sheet data presented below were derived from the combined financial statements of HealthCare Financial Partners, Inc. and DEL as of and for the period from inception
(April 22, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995, and the consolidated financial statements of HealthCare Financial Partners, Inc. as of and for the year ended December 31, 1996, and as of and for the three months ended March 31, 1996 and 1997, and the financial statements of Funding as of and for the period from inception (September 12, 1994) through December 31, 1994, and for the year ended December 31, 1995. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Historical Financial Condition and Historical Results of Operations" and the combined financial statements, including the notes thereto, of HealthCare Financial Partners, Inc. and DEL, the financial statements of Funding, including the notes thereto, and the consolidated financial statements of HealthCare Financial Partners, Inc., including the notes thereto, appearing elsewhere in this Prospectus.

HEALTHCARE FINANCIAL PARTNERS, INC.

                            AS OF OR FOR
                             THE PERIOD
                           FROM INCEPTION   AS OF OR FOR THE YEAR ENDED DECEMBER         AS OF OR FOR THE
                          (APRIL 22, 1993)                  31,                    THREE MONTHS ENDED MARCH 31,
                               THROUGH      -------------------------------------- -----------------------------
                          DECEMBER 31, 1993    1994        1995          1996           1996           1997
                             (COMBINED)     (COMBINED)  (COMBINED)  (CONSOLIDATED) (CONSOLIDATED) (CONSOLIDATED)
                          ----------------- ----------  ----------  -------------- -------------- --------------
STATEMENTS OF OPERATIONS
 DATA
Fee and interest
 income.................      $    856      $  13,036   $  565,512   $12,015,971    $ 2,281,136    $  4,488,333
Interest expense........                        3,975       79,671     3,408,562        580,030       1,133,156
                              --------      ---------   ----------   -----------    -----------    ------------
  Net fee and interest
   income...............           856          9,061      485,841     8,607,409      1,701,106       3,355,177
                              --------      ---------   ----------   -----------    -----------    ------------
Provision for losses on
 receivables............        18,745          2,102       45,993       656,116        343,155         150,000
                              --------      ---------   ----------   -----------    -----------    ------------
  Net fee and interest
   income (loss) after
   provision for losses
   on receivables.......       (17,889)         6,959      439,848     7,951,293      1,357,951       3,205,177
Operating expenses......        30,204        439,514    1,472,240     3,326,994        676,627       1,866,483
Other income............        23,772        106,609    1,221,837       233,982         10,000         429,399
                              --------      ---------   ----------   -----------    -----------    ------------
Income (loss) before
 deduction of
 preacquisition earnings
 and income taxes
 (benefit)..............       (24,321)      (325,946)     189,445     4,858,281        691,324       1,768,093
Deduction of
 preacquisition
 earnings...............                                               4,289,859        959,756
Income taxes (benefit)..                                    (5,892)       38,860                        647,089
                              --------      ---------   ----------   -----------    -----------    ------------
Net income
 (loss)(1)(2)...........      $(24,321)     $(325,946)  $  195,337   $   529,562       (268,432)   $  1,121,004
                              ========      =========   ==========   ===========    ===========    ============
Pro forma provision for
 income taxes(1)........                                $   73,884
Pro forma net
 income(1)..............                                $  115,561
Net income per share....                                             $      0.13                   $       0.18
Weighted average shares
 outstanding............                                               4,064,071                      6,214,991
BALANCE SHEET DATA
Finance receivables.....      $115,454      $ 279,148   $2,552,441   $89,328,928    $58,231,682    $116,788,160
Allowance for losses on
 receivables............        18,475         20,847       66,840     1,078,992        908,182       1,228,992
Total assets............       329,588        344,850    2,669,939   101,273,089     60,619,446     129,243,377
Client holdbacks........        21,729        112,374      814,607    11,739,326     10,718,100      12,621,653
Line of credit..........                                 1,433,542    21,829,737     31,128,722      33,538,765
Commercial paper .......                                              37,209,098                     44,769,505
Total liabilities.......       203,534        558,759    2,795,404    74,552,113     43,636,845     101,401,397
Total equity (deficit)..       126,054       (213,909)    (125,465)   26,720,976     16,982,601      27,841,980

FUNDING

                                           AS OF OR FOR THE
                                             PERIOD FROM
                                              INCEPTION       AS OF OR FOR THE
                                         (SEPTEMBER 12, 1994)    YEAR ENDED
                                               THROUGH          DECEMBER 31,
                                          DECEMBER 31, 1994         1995
                                         -------------------- ----------------
STATEMENTS OF OPERATIONS DATA
Fee income..............................      $  278,716        $ 4,248,992(3)
Interest income.........................           2,770            403,659
                                              ----------        -----------
 Total fee and interest income..........         281,486          4,652,651
Interest expense........................                            554,885
                                              ----------        -----------
 Net fee and interest income............         281,486          4,097,766
Provision for losses on receivables.....         326,792            171,395
                                              ----------        -----------
 Net fee and interest income (loss)
 after provision for losses on
  receivables...........................         (45,306)         3,926,371
Operating expenses......................         166,317          1,024,057
                                              ----------        -----------
Net income (loss)(1)(2).................      $ (211,623)       $ 2,902,314
                                              ==========        ===========
Pro forma provision for income
 taxes(2)...............................                        $ 1,131,902
Pro forma net income(2).................                        $ 1,770,412
BALANCE SHEET DATA
Finance receivables.....................      $6,012,475        $37,164,708
Allowance for losses on receivables.....         326,792            498,187
Total assets............................       7,754,522         38,979,184
Client holdbacks........................       2,362,800          8,175,870
Line of credit..........................                         16,374,318
Total liabilities.......................       2,629,651         26,140,008
Partners' capital.......................       5,124,871         12,839,176

--------
(1) Net income for HealthCare Financial Partners, Inc. and DEL combined is presented with DEL on a partnership reporting basis for tax purposes and net income for Funding is presented on a partnership reporting basis for tax purposes (i.e. no provision for income tax included in their historical financial statements). A pro forma tax rate of 39% was applied to calculate the pro forma income tax provision and the pro forma net income amounts.
(2) Historical earnings per share for periods prior to 1996 are not presented because they are not meaningful due to the partnership reporting basis for DEL and Funding and to the Reorganization. See "Pro Forma Financial Information" for pro forma net income per share information.
(3) Includes $430,000 of fees resulting from the acquisition of certain receivables from MediMax. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview."

                          MANAGEMENT'S DISCUSSION AND
                  ANALYSIS OF HISTORICAL FINANCIAL CONDITION
                     AND HISTORICAL RESULTS OF OPERATIONS

  Due to the structure of the Company's operations prior to the Reorganization, the Company's historical financial condition and results of operations are not comparable to the Company's operations following the Reorganization and the Initial Public Offering, which include the results of operations of Funding, acquired subsequent to the Initial Public Offering. The following discussion only pertains to the Company's historical financial condition and results of operations, and therefore should be read in conjunction with "Selected Historical Financial Data," the combined financial statements, including the notes thereto of HealthCare Financial Partners, Inc. and DEL, the consolidated financial statements of HealthCare Financial Partners, Inc., and the financial statements, including the notes, thereto of Funding. See "Pro Forma Financial Information" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

HEALTHCARE FINANCIAL PARTNERS, INC. RESULTS OF OPERATIONS

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

  Total fee and interest income increased from $2.3 million for the three months ended March 31, 1996 to $4.5 million for the three months ended March 31, 1997, an increase of 96.8%. The increase principally resulted from an increase of $55.4 million in average finance receivables outstanding due in part to the Company's growth in the ABL Program and its introduction of the STL Program during the last quarter of 1996. Interest earned from the STL and ABL Programs increased from $404,427 for the three months ended March 31, 1996 to $1.9 million for the three months ended March 31, 1997, which accounted for $1.5 million of the $2.2 million growth in total fee and interest income between the periods. The Company had 143 clients as of March 31, 1997, of which 72 were affiliates of one or more clients. The average amount outstanding per client or affiliated client group at March 31, 1997 was approximately $1.2 million. The Company increased its client base in the AR Advance Program from 68 clients at March 31, 1996 to 77 clients at March 31, 1997. Additionally, existing clients increased their average borrowings from the Company in the three months ended March 31, 1997 as compared to the corresponding period in the prior year. The yield on finance receivables generated under each of the ABL Program, AR Advance Program and STL Program for the three months ended March 31, 1997, was 16.5%, 16.5% and 23.1%, respectively. The yield on finance receivables generated under the ABL Program and AR Advance Program for the three months ended March 31, 1996, was 14.8% and 20.1%, respectively. The Company had no STL Program finance receivables outstanding for the three months ended March 31, 1996. By March 31, 1997, the finance receivables originated through the Company's ABL Program had grown to 54.1% of total finance receivables, as the Company focused its marketing efforts on larger balance, prime-rate based ABL Program advances to more creditworthy borrowers. The increase in fee and interest income was due to growth in the volume of finance receivables. This increase was somewhat offset by the decline in the weighted average yield on the finance receivables portfolio from 18.6% for the three months ended March 31, 1996 to 17.2% for the three months ended March 31, 1997. The yield on finance receivables for the three months ended March 31, 1997 was lower due to the substantially greater volume of ABL Program finance receivables outstanding during the three months ended March 31, 1997, which have lower yields when compared to the finance receivables historically generated in the AR Advance Program. Interest expense increased from $580,030 for the three months ended March 31, 1996 to $1.1 million for the three months ended March 31, 1997. However the Company's average cost of borrowed funds decreased from 8.9% for the three months ended March 31, 1996 to 6.6% for the three months ended March 31, 1997. This increase in interest expense was the result of higher average borrowings required to support the Company's growth. Because of the Company's overall growth in finance receivables and lower interest cost, net fee and interest income increased 97.2%, from $1.7 million for the three months ended March 31, 1996 to $3.4 million for the three months ended March 31, 1997. The increased borrowings, combined with a lower yield on finance receivables, resulted in a decrease in the annualized net interest margin from 13.9% for the three months ended March 31, 1996 to 12.8% for the three months ended March 31, 1997.

  The Company anticipates that finance receivables generated under the ABL Program will account for a significant majority of its finance receivables in future periods. Based upon the Company's introduction of new financial products, the Company expects that loans under the STL Program will comprise an increasing percentage of the Company's assets within the foreseeable future. While base interest rates on such loans are expected to be less than the yields generated from both the AR Advance Program and ABL Program, term loans under the STL Program may also include warrants or success fees that could enhance the effective yields on such loans.

  The Company's provisions for losses on receivables decreased from $343,155 for the three months ended March 31, 1996 to $150,000 for the three months ended March 31, 1997. This decrease is attributable to the growth of the Company's allowance for losses on receivables over the last two years, the Company's lack of necessity for chargeoffs and the size of the Company's average client balance which remained at approximately $1.2 million, which are among the factors considered by the Company in assessing the adequacy of its allowance for losses on receivables. The Company experienced no credit losses in either period. As of March 31, 1997, the Company's reserve was $1,228,992 or 1.1% of finance receivables. To the extent that management deems specific finance receivable advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to such amount. At March 31, 1997, the Company had no specific reserves. In the opinion of management, based on a review of the Company's portfolio, the reserve for losses on receivables is adequate at this time, although there can be no assurance that such reserve will be adequate in the future.

  The Company's results of operations are affected by its collections of client accounts receivable. The Company's turnover of its finance receivables, calculated by dividing total collections of client accounts receivable for each of the following quarters by the average month-end balance of finance receivables during such quarter, was 2.4x for the quarter ended March 31, 1996 and 2.6x for the quarter ended March 31, 1997.

  Operating expenses increased from $676,627 for the three months ended March 31, 1996 to $1.9 million for the three months ended March 31, 1997, a 175.9% increase. This increase was the result of a 242.3% increase in compensation and benefits due to hiring additional personnel, a 64.0% increase in professional fees, a 26.1% increase in rent expense, as well as increases in other operating expenses, all relating to the expansion of the Company's operations.

  Other income increased from $10,000 for the three months ended March 31, 1996 to $429,399 for the three months ended March 31, 1997, mainly attributable to the Company hiring personnel and charging clients for legal and due diligence functions performed internally. During the three months ended March 31, 1996, the Company outsourced such activities.

  Net income increased, on a historical basis, from a loss of $268,432 for the three months ended March 31, 1996, to net income of $1.1 million for the three months ended March 31, 1997. However, in recognition of the Reorganization, management believes a discussion and analysis of the Company's net income is most effectively presented on a pro forma basis.

  The following table summarizes unaudited pro forma operating results for the three months ended March 31, 1996 and the unaudited historical operating results for the three months ended March 31, 1997. The pro forma three month quarterly financial data reflects the Reorganization and is prepared as if the Reorganization had occurred on January 1, 1996. The pro forma adjustments for the three months ended March 31, 1996 are the elimination of the deduction for preacquisition earnings to limited partners and the pro forma provision for income taxes because earnings attributable to DEL and Funding are presented on a partnership reporting basis for tax purposes (i.e., no provision for income tax is included in the historical financial statements in the limited partners allocation of earnings). A pro forma tax rate of 39% was applied to calculate the pro forma income tax provision and the pro forma net income amounts.

                                                         FOR THE THREE MONTHS
                                                            ENDED MARCH 31,
                                                        -----------------------
                                                           1996        1997
                                                        ---------- ------------
                                                           (PRO
                                                          FORMA)   (HISTORICAL)
Fee and interest income
 Fee income............................................ $1,869,433  $2,570,411
 Interest income.......................................    411,703   1,917,922
                                                        ----------  ----------
  Total fee and interest income........................  2,281,136   4,488,333
Interest expense.......................................    580,030   1,133,156
                                                        ----------  ----------
 Net fee and interest income...........................  1,701,106   3,355,177
Provision for losses on receivables....................    343,155     150,000
                                                        ----------  ----------
 Net fee and interest income after provision for losses
  on receivables.......................................  1,357,951   3,205,177
Operating expenses.....................................    676,627   1,866,483
Other income...........................................     10,000     429,399
                                                        ----------  ----------
Income before income taxes.............................    691,324   1,768,093
Income taxes...........................................    269,617     647,089
                                                        ----------  ----------
Net income............................................. $  421,707  $1,121,004
                                                        ==========  ==========

  Net income increased from $421,707 income (as shown on a pro forma basis in 1996) for the three months ended March 31, 1996 to $1.1 million for the three months ended March 31, 1997, a 165.8% increase, primarily as a result of the overall growth in the Company's finance receivables as described above.

  Cash flows resulting from operating activities have provided sources of cash amounting to $1.0 million and $7.7 million for the three months ended March 31, 1996 and 1997, respectively. The Company increased its outstanding balances under the Bank Facility by $13.3 million during the three months ended March 31, 1996 and by $11.7 million during the three months ended March 31, 1997. At March 31, 1997, the Company was in compliance with all of its covenants under the Bank Facility. The lesser increase in 1997 reflects the availability of the CP Facility. The Company increased its outstanding balance under the CP Facility by $7.6 million in the three months ended March 31, 1997. The CP Facility was not available in the three months ended March 31, 1996. As of March 31, 1997, $44.8 million of commercial paper was outstanding under the CP Facility. At March 31, 1997 the Company was in compliance with all of its covenants under the CP Facility, and, in order to reduce unused line fees under the CP Facility, the Company maintained a $50 million borrowing limit which can be increased by the Company in $25 million increments to $100 million upon notice to ING. Prior to the Reorganization the limited partners provided capital contributions of $4.0 million during the three months ended March 31, 1996 and the limited partners also received cash distributions from their capital accounts of $571,961 during the three months ended March 31, 1996. Subsequent to the Initial Public Offering all of the limited partners' capital was returned to them.

  Interest rate sensitivity during the three months ended March 31, 1997 did not change materially from the interest rate sensitivity during the year ended December 31, 1996. See "Management's Discussion and analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Total fee income increased from $565,512 for the year ended December 31, 1995 to $12.0 million for the year ended December 31, 1996. This increase was the result of an increase of $63.9 million in average finance receivables for the year ended December 31, 1996, compared to the year ended December 31, 1995. This increase in finance receivables was due to the acquisition of the net assets of

Funding as well as increased marketing efforts to new clients and acquisition of additional finance receivables from existing clients during this period. Since the yield on finance receivables decreased from 33.1% at December 31, 1995 to 18.4% at December 31, 1996, the increase in total fee and interest income was due primarily to growth in finance receivables. Interest expense increased from $79,671 for the year ended December 31, 1995 to $3.4 million for the year ended December 31, 1996. This increase in interest expense was the result of higher average borrowings to support the growth of HealthCare Financial Partners, Inc. and DEL. Prior to March 1995, HealthCare Financial Partners, Inc. and DEL financed their operations solely through equity. The use of borrowings financed the growth of HealthCare Financial Partners, Inc. and DEL after March 1995. The average cost of funds decreased from 11.3% for the year ended December 31, 1995 to 9.7% for the year ended December 31, 1996. Because of the overall growth of HealthCare Financial Partners, Inc. and DEL and increased leverage, net fee and interest income increased from $485,841 for the year ended December 31, 1995 to $8.6 million for the year ended December 31, 1996. The decrease in the yield on finance receivables, although mitigated by a lower cost of funds, resulted in a decrease in net interest margin from 28.1% for the year ended December 31, 1995 to 13.2% for the year ended December 31, 1996.

  The provision for losses on receivables increased from $45,993 for the year ended December 31, 1995 to $656,116 for the year ended December 31, 1996. This increase is primarily attributable to an increase in outstanding finance receivables. Neither HealthCare Financial Partners, Inc. nor DEL experienced credit losses in either year.

  Operating expenses increased from $1.5 million for the year ended December 31, 1995 to $3.3 million for the year ended December 31, 1996, a 126.0% increase. This increase was a result of increases of 36.1% in compensation and benefits due to hiring additional personnel, 84.4% in professional fees due to growth in financing activities, as well increases in other operating expenses which were necessary to support the expansion of the operations of HealthCare Financial Partners, Inc. and DEL.

  Other income, consisting primarily of amounts paid by Funding as management fees and partnership income prior to the Reorganization, decreased from $1.2 million for the year ended December 31, 1995 to $233,982 for the year ended December 31, 1996, as a result of the inclusion of Funding's operations with those of HealthCare Financial Partners due to the Reorganization and the elimination of intercompany income and expenses.

  Net income increased from $195,337 for the year ended December 31, 1995 to $529,562 for the year ended December 31, 1996, (after giving effect to the exclusion of the limited partners' income prior to the acquisition of Funding), a 171.1% increase, primarily as a result of the growth in finance receivables and other income as set forth above.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Total fee income increased from $13,036 for the year ended December 31, 1994 to $565,512 for the year ended December 31, 1995. This increase was the result of a $1.4 million increase in the average outstanding finance receivables for 1995 compared to 1994 due to increased marketing efforts to new clients and the acquisition of additional finance receivables from existing clients during this period. Additionally, the yield on finance receivables increased from 11.5% in 1994 to 36.9% in 1995. Thus, the growth in total fee and interest income was due to both the growth in the average outstanding finance receivables and the increase in the yield. The increase in interest expense from $3,975 for the year ended December 31, 1994 to $79,671 for the year ended December 31, 1995, was the result of the commencement of borrowings to support growth. Net fee and interest income increased from $9,061 for the year ended December 31, 1994 to $485,841 for the year ended December 31, 1995. This increase was attributable both to the overall growth in finance receivables, and to the increase in the net interest margin from 8.0% for the year ended December 31, 1994 to 31.7% for the year ended December 31, 1995. The average cost of funds for the year ended December 31, 1995 was 11.3%.

  The provision for losses on receivables increased from $2,102 for the year ended December 31, 1994 to $45,993 for the year ended December 31, 1995. This increase is primarily attributable to the increase in its outstanding finance receivables. Neither HealthCare Financial Partners, Inc. nor DEL experienced credit losses in either period.

  Operating expenses increased from $439,514 for the year ended December 31, 1994 to $1.5 million for the year ended December 31, 1995. These increases were the direct result of the increased level of activity in the year ended December 31, 1995. During that period, compensation and benefits increased 510.2%, due to hiring additional personnel, rent expense increased 121.4% due to the leasing of additional space and professional fees increased 156.3% due to growth in financing activities. Other operating expenses increased as well.

  Other income increased from $106,609 for the year ended December 31, 1994 to $1.2 million for the year ended December 31, 1995, as a result of the expansion of HealthCare Financial Partners, Inc., and DEL's operations.

  Net income increased from a loss of $325,946 for the year ended December 31, 1994 to net income of $195,337, for the year ended December 31, 1995, a 159.9% increase, primarily as a result of the growth in finance receivables and other income described above.

 Year Ended December 31, 1994 Compared to Period Ended December 31, 1993

  Because HealthCare Financial Partners, Inc. and DEL had only limited operations for the period ended December 31, 1993, period-to-period comparisons are not meaningful.

FUNDING RESULTS OF OPERATIONS

 Year Ended December 31, 1995 Compared to Period Ended December 31, 1994

  Total fee and interest income increased from $281,486 for the period ended December 31, 1994 to $4.7 million for the year ended December 31, 1995. Average outstanding finance receivables for 1995 increased by $14.4 million as compared with 1994. Several factors contributed to this increase: (i) Funding commenced operations in September 1994; (ii) the partner's invested capital in Funding grew from $5.1 million at December 31, 1994 to $12.8 million at December 31, 1995; (iii) Funding initiated the ABL Program in 1995; and (iv) in September 1995, Funding purchased certain receivables of MediMax. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Overview." The annualized yield on finance receivables increased from 21.9% in 1994 to 25.6% in 1995. Thus, the increase in total fee and interest income can be attributed to increases in both yield and volume. Prior to March 1995, Funding financed its operations solely through equity. The use of borrowings financed the Company's growth after March 1995. As a result, interest expense increased from $0 for the period ended December 31, 1994 to $554,885 for the year ended December 31, 1995. The average cost of funds for the year ended December 31, 1995 was 11.9%. Net fee and interest income increased from $281,486 for the period ended December 31, 1994 to $4.1 million for the year ended December 31, 1995. Although Funding did not have any interest expense in 1994, the annualized net interest margin increased slightly from 21.9% in 1994 to 22.5% in 1995. This increase in net interest margin was due to the increase in the yield on finance receivables. The increase in net fee and interest income can be attributed to growth in both volume and yield.

  Funding's provision for losses on receivables decreased from $326,792 for the period ended December 31, 1994 to $171,395 for the year ended December 31, 1995. This decrease is primarily attributable to a decrease in average client balances. Funding experienced no credit losses in either period.

  Operating expenses increased from $166,317 for the period ended December 31, 1994 to $1.0 million for the year ended December 31, 1995. This increase resulted from Funding's commencement of operations in September 1994 and to the increase in expenses necessary to support the increase in Funding's operations. Funding experienced an increase of 233.3% in management fees, 1,364.6% in professional fees due to growth in financing activities, 559.0% in licensing fees and increases in other operating costs, all related to the expansion of Funding's operations. Funding only operated for four months in 1994.

  Net income increased from a loss of $211,623 for the period ended December 31, 1994 to net income of $2.9 million for the year ended December 31, 1995, a direct result of overall growth in Funding's finance receivables described above.

OTHER INFORMATION

  For other information regarding the financial condition and results of operations of HealthCare Financial Partners, Inc., DEL and Funding see "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations."

                                    BUSINESS

GENERAL

  The Company is a specialty finance company offering asset-based financing to healthcare service providers, with a primary focus on clients operating in sub-markets of the healthcare industry, including long-term care, home healthcare and physician practices. The Company also provides asset-based financing to clients in other sub-markets of the healthcare industry, including pharmacies, durable medical equipment suppliers, hospitals, mental health providers, rehabilitation companies, disease state management companies and other providers of finance and management services to the healthcare industry. The Company targets small and middle market healthcare service providers with financing needs in the $100,000 to $10 million range in healthcare sub-markets which have favorable characteristics for working capital financing, such as those where growth, consolidation or restructuring appear likely in the near to medium term. Management believes that the Company's healthcare industry expertise and specialized information systems, combined with its responsiveness to clients, willingness to finance relatively small transactions, and flexibility in structuring transactions, give it a competitive advantage in its target markets over commercial banks, diversified finance companies and traditional asset-based lenders.

  From its inception in 1993 through March 31, 1997, the Company has advanced $891.5 million to its clients in over 200 transactions, including $225.0 million advanced during the three months ended March 31, 1997. The Company had 143 clients as of March 31, 1997, of which 72 were affiliates of one or more other clients. The average amount outstanding per affiliated client group at March 31, 1997 was approximately $1.2 million. For the years ended December 31, 1995 and 1996, the Company's pro forma net income was $1.5 million and $3.0 million, respectively, and for the three months ended March 31, 1996, the Company's pro forma net income was $421,707. For the three months ended
March 31, 1997 the Company's consolidated net income was $1.1 million. For the three months ended March 31, 1997, the Company's yield on finance receivables was 17.2%.

HEALTHCARE INDUSTRY

  According to Healthcare Financing Administration ("HCFA") estimates, total domestic healthcare expenditures for 1996 exceeded $1.0 trillion, or 14.5% of gross domestic product, compared to expenditures of $428.2 billion or 10.2% of gross domestic product in 1985. The annual compound growth rate of healthcare expenditures from 1985 to 1996 was 8.8%. The breakdown of estimated healthcare expenditures for 1996 is as follows (dollars in billions):

                                                                    ESTIMATED 1996
                                                                     EXPENDITURES
                                                                    --------------
     HEALTHCARE INDUSTRY SEGMENT
     Acute Care (hospitals)........................................    $  390.1
     Physician Services............................................       216.3
     Other Medical Non-Durables....................................        91.0
     Long-Term Care (nursing homes)................................        87.2
     Other Professional Services...................................        69.8
     Insurance-net of healthcare costs.............................        55.3
     Dental Services...............................................        45.9
     Home Healthcare...............................................        31.4
     Government Public Health......................................        29.7
     Other Personal Care...........................................        24.9
     Research......................................................        16.5
     Construction..................................................        14.7
     Vision Products and Other Medical Durables....................        14.4
                                                                       --------
       Total.......................................................    $1,087.2
                                                                       ========

--------
Source: HCFA, Office of the Actuary.

  The Company believes that there are several distinct trends that will continue to fuel the demand for and the dollar value of healthcare services in the United States and the demand for the Company's services, including: (i) dramatic change driven by governmental and market forces which have put pressure on healthcare service providers to reduce healthcare delivery costs and increase efficiency, often resulting in short-term working capital requirements by such providers as their businesses grow; (ii) favorable demographic trends, including both the general increase in the U.S. population and the aging of the U.S. population, which should increase the size of the Company's principal target markets; (iii) growth, consolidation and restructuring of fragmented sub-markets of healthcare, including long-term care, home healthcare and physician services; and (iv) advances in medical technology, which have increased demand for healthcare services by expanding the types of diseases that can be effectively treated and by extending the population's life expectancy.

  According to HCFA, total annual expenditures in the long-term care market grew from $30.7 billion in 1985 to an estimated $87.2 billion in 1996, and are projected to grow to $121.2 billion by the year 2000. The Company's long-term care clients include single nursing home operators (1-2 homes), small nursing home chains (3-10 homes) and regional nursing home chains (11-50 homes). According to the Guide to the Nursing Home Industry published by HCIA, Inc. in 1996, the long-term care industry remains widely diversified and fragmented, with all nursing home chains controlling only 34.5% of the market, and the largest 20 chains constituting only 18.0% of the market.

  According to HCFA, total annual home healthcare expenditures grew from $5.6 billion in 1985 to an estimated $31.4 billion in 1996, and are projected to grow to $45.9 billion by the year 2000. According to the National Association of Health Care, the number of Medicare certified home health agencies has grown from 5,983 in 1985 to 9,120 in 1995. The home healthcare business remains highly fragmented, with only a small percentage of such companies having any significant market share.

  According to HCFA, the physician services market grew from $83.6 billion in 1985 to an estimated $216.3 billion in 1996, and is projected to grow to $309.8 billion by the year 2000. The American Medical Association ("AMA") reports that, as of December 31, 1995, approximately 562,000 physicians were actively involved in patient care in the U.S., with a growing number participating in multi-specialty or single-specialty groups. According to the AMA, as of December 31, 1995, there were 19,787 physician groups with three or more physicians, while over two-thirds of all physicians still work in practices of one or two persons.

MARKET FOR HEALTHCARE RECEIVABLES FINANCING

  Businesses generally utilize working capital or accounts receivable financing to bridge the shortfall between the turnover of current assets and the maturity of current liabilities. A business will often experience this shortfall during periods of revenue growth because cash flow from new revenues lags behind cash outlays required to produce new revenues. For example, a growing labor intensive business will often need to fund payroll obligations before payments are received on new services provided or products produced. Many of the Company's clients are labor intensive and growing and therefore require accounts receivable financing to fund their growth.

  In addition to the Company, working capital financing for small and middle market healthcare service providers is currently provided by several different sources. Some commercial banks and diversified finance companies have formed groups or divisions to provide working capital financing for healthcare service providers. Such groups or divisions generally focus on providing financing to companies with borrowing needs in excess of $5 million, and often require more extensive collateral in addition to accounts receivable to secure such financing. As a general matter, these lenders typically have been less willing to provide financing to healthcare service providers of the types served by the Company because such lenders have not developed the healthcare industry expertise needed to underwrite smaller healthcare service companies or the specialized systems necessary for tracking and monitoring healthcare receivables transactions, which are different from traditional accounts receivable finance transactions. Several independent healthcare finance companies that have raised funds through securitization programs also provide financing to healthcare service providers. However, many of the financing programs offered by such securitization companies are often rigid and cumbersome for healthcare service providers to implement because, among other things, securitization programs typically impose more stringent and inflexible qualification requirements on borrowers and also impose concentration and other limitations on the asset portfolio, as a result of rating agency and other requirements.

  Management believes that the growth in healthcare expenditures, the consolidation of certain segments of the healthcare market, and the reorganization of the healthcare delivery system (caused by both cost containment pressures and the introduction of new products and services), will have positive effects on the demand for the Company's services since they in many cases will increase the working capital needs of the Company's clients. Historically, these trends have affected different sub-markets of the healthcare industry at different times. The Company expects these trends to continue, thereby providing the Company with long-term growth opportunities.

STRATEGY

  The Company's goal is to be the leading finance company in its targeted sub-markets of the healthcare services industry. The Company's strategy for growth is based on the following key elements:

  Target sub-markets within the healthcare industry that have favorable characteristics for working capital financing, such as fragmented sub-markets experiencing growth, consolidation or restructuring. At March 31, 1997, 52.6% of the Company's portfolio consisted of finance receivables from businesses in the long-term care and home healthcare sub-markets, and management believes that growth, consolidation and restructuring in these sub-markets will continue to provide opportunities for the Company to expand. By continuing to focus on these sub-markets and by expanding its financing of the physician practice sub-market, the Company seeks to achieve attractive returns while controlling overall credit risk. In the future different healthcare sub-markets may experience increased demand for working capital, and the Company intends to be in a position to move into these new markets as opportunities arise.

  Focus on healthcare service providers with financing needs of between $100,000 and $10 million, a market that has been under served by commercial banks, diversified finance companies, traditional asset-based lenders and other competitors of the Company. Most commercial banks, diversified finance companies and traditional asset-based lenders have typically focused on providing financing to companies with borrowing needs in excess of $5 million. While actively pursuing healthcare service providers with borrowing needs of between $5 and $10 million, the Company primarily targets for its ABL Program clients that desire to borrow less than $5 million, and for its AR Advance Program clients that desire to borrow less than $1 million. The Company believes that its target market is much larger, in terms of the number of available financing opportunities, and is less competitive than the market servicing larger borrowing needs, thereby producing growth opportunities at attractive rates.

  Introduce new financial products to leverage the Company's existing expertise in healthcare finance and its origination, underwriting and servicing capabilities within its target sub-markets. The Company employs significant resources in the origination, underwriting and servicing of clients in its target sub-markets. To further deepen its penetration of these sub-markets and to meet the changing financial needs of new and existing clients with a broader array of financial products, the Company has recently begun to offer additional financing products such as STL Program loans secured by equipment, inventory, real estate or stock. The Company has not yet standardized the terms of STL Program loans, but attempts to structure them to meet the needs of particular clients. Term loans under the STL Program may also include warrants or success fees that could enhance the effective yields on such loans. The Company originates these products directly and through Funding II, as an adjunct to its existing ABL Program and AR Advance Program relationships or on a stand-alone basis. The Company introduced the STL Program in late 1996 and expects to continue to selectively introduce new products to existing and new clients, depending upon the needs of its clients, general economic conditions, the Company's resources and other relevant factors. In some cases, the Company anticipates that new products may be introduced as part of cooperative arrangements with other lenders where the origination and servicing relationship will remain with the Company. The Company's objective in offering new products is to diversify its revenue stream and enhance its growth opportunities.

  Seek to make strategic acquisitions of and investments in businesses which are engaged in the same or similar business as the Company or which are engaged in lines of businesses which are complementary to the Company's business. Because of the growth of the Company's core finance receivables business, the Company increasingly is offered opportunities to invest in, or acquire interests in, health care service businesses that are involved in financial services, receivables management, outsourcing, or financial and administrative infrastructure development activities. The Company believes that businesses in these areas are synergistic with the Company's core lending business and could allow the Company to leverage its expertise in healthcare to meet the needs of the Company's customer base. In January 1997, as part of this strategy, the Company provided a $3.3 million loan to Health Charge and in connection therewith obtained warrants to acquire a 30% interest in Health Charge and a right of first refusal to match any offer made to acquire Health Charge. Health Charge provides financing and accounts receivable and medical records management services to hospitals. See "Recent Developments." The Company will also seek to take advantage of appropriate opportunities to acquire portfolios of loans backed by healthcare receivables and to invest in or acquire companies in the same or similar lines of business as the Company.

  Enhance the Company's credit risk management and improve servicing capabilities through continued development of information management systems, which can also be used to assist the Company's clients in managing the growth of their businesses. The Company has developed proprietary information systems that effectively monitor its assets and which also serve as valuable tools to the Company's smaller less sophisticated clients in managing their working capital resources and streamlining their billing and collection efforts. The Company believes that this "servicing" capability provides a competitive advantage by strengthening relationships with clients, providing early identification of dilution of client accounts receivable, and increasing the Company's understanding of its clients' operational needs.

FINANCING PROGRAMS

  General. The Company provides asset-based financing to healthcare service providers primarily through the AR Advance Program and ABL Program.

  AR Advance Program. Under the AR Advance Program, the Company purchases, on a revolving basis, a specified batch of a client's accounts receivable owed to such client from third-party payors. The purchase price for each batch of receivables is the estimated net collectible value of such batch less a purchase discount, comprised of funding and servicing fees. The purchase discount can be either a one-time fee for each batch of receivables purchased or a periodic fee based on the average outstanding balance of a batch of receivables ranging from one to five percent of the net collectible value of such batch. With each purchase of a batch of receivables, the Company advances to the client 65%-85% (exclusive of the purchase discount) of the purchase price of such batch. The Company assigns a collection period to batches of receivables purchased which period generally ranges from 60 to 120 days from the purchase date depending on the type of receivables purchased. The excess of the purchase price for a batch of receivables over the amount advanced with respect to such batch (a "client holdback") is treated as a reserve and provides additional security to the Company. The Company targets smaller healthcare service providers for its AR Advance Program, for which commitments are generally less than $1 million and terms are generally for one year with renewal options. The average yield on the AR Advance Program for the three months ended March 31, 1997 was 16.5%. As of

March 31, 1997, the Company was financing 77 clients in its AR Advance Program and the AR Advance Program constituted 35.7% of total finance receivables.

  ABL Program. Under the ABL Program, the Company offers healthcare service providers revolving lines of credit secured by accounts receivable. The terms of the Company's ABL Program permit a client to borrow, on a revolving basis, 65%-85% (exclusive of interest and fees) of the estimated net collectible value of the client's accounts receivable due from third-party payors, which are pledged to the Company. The Company charges its clients a base floating interest rate ranging from one to three percent (above the then applicable prime rate) and a variety of other fees which may include a loan management fee, a commitment fee, a set-up fee, and an unused line fee, which fees collectively range from one to four percent. The Company targets larger healthcare service providers for its ABL Program, for which the minimum commitment amount is generally $1 million and the maximum commitment amount is $10 million. The Company's advances under its ABL Program are recourse to the client and generally have a term of one to three years. The average yield on the ABL Program for the three months ended March 31, 1997 was 16.5%. As of March 31, 1997, the Company was financing 60 clients in its ABL Program, and the ABL Program constituted 54.1% of total finance receivables. At March 31, 1997, nine clients were in both the ABL Program and AR Advance Program. The ABL Program has grown rapidly since inception, and, based on the Company's analysis of the needs of its clients, the Company expects that it will comprise an increasing percentage of the Company's total assets within the next several years. ABL Program loans are characterized by lower overall yields, but provide the Company with the opportunity to expand the range of potential clients while reducing costs as a percentage of finance receivables.

  STL Program. The Company also provides its clients with term loans secured by their receivables or other assets, such as real property, equipment, inventory and stock, often in conjunction with either the ABL Program or AR Advance Program. At March 31, 1997, the Company had approximately $11.9 million in term loans outstanding, issued under 20 separate term loans, which amount outstanding represented 10.2% of the Company's assets. The average yield on such term loans for the three months ended March 31, 1997 was 23.1%. Based upon the Company's introduction of new financial products, the Company expects that loans under the STL Program will comprise an increasing percentage of the Company's assets within the next several years. While base interest rates on such loans are expected to be less than the yields generated from both the AR Advance Program and ABL Program, term loans under the STL Program may also include warrants or success fees that could enhance the effective yields on such loans. In March 1997, Funding II was formed as part of the Company's expansion of the STL Program. The limited partner of Funding II has committed $20.0 million of invested capital to fund secured term loans made by Funding II to healthcare providers. This commitment expires on February 21, 1999. Utilizing funds available under this partnership structure to make STL Program loans will provide liquidity to the Company for the initial stages of the STL Program without requiring the Company to incur significant additional credit risk. Cash available for distribution from the partnership (other than cash received upon the sale or refinancing of the loans or principal repayments) is distributed 20% to the Company and 80% to Farallon, the limited partner, with preference given to the limited partner until such partner receives a cumulative, compounded return of 10% per annum on invested capital. Cash received from the sale or refinancing or repayment of the loans is distributed 99% to the limited partner and 1% to the general partner. The Company has the right to acquire the loans made by Funding II at any time for 100% of the book value thereof. Upon dissolution and liquidation of Funding II, the Company is required to pay the limited partner an amount equal to 10% of such partner's maximum invested capital. If there is any successor to the business of Funding II which is not an affiliate of the Company, the limited partner is entitled to receive 10% of the equity of such successor. The Company has guaranteed the obligations of the general partner under the partnership agreement.

  The following table sets forth the Company's portfolio activity at or for the periods indicated:

                             PORTFOLIO ACTIVITY(1)

                                                        AS OF AND FOR THE QUARTERS ENDED
                   --------------------------------------------------------------------------------------------------------------
                    MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,       MARCH 31,
                      1995        1995        1995        1995        1996        1996        1996        1996           1997
                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------    -----------
Finance
 Receivables AR
 Advance
 Program.........  $11,461,264 $14,603,602 $22,588,760 $33,446,520 $36,664,745 $39,989,071 $46,064,079 $42,076,211    $41,745,378
Finance
 Receivables ABL
 Program.........  $       --  $ 1,581,478 $ 5,073,933 $ 6,270,629 $20,783,045 $25,924,458 $33,502,829 $47,252,717(2) $63,119,993
Finance
 Receivables STL
 Program.........  $       --  $       --  $       --  $       --  $       --  $       --  $       --  $       --     $11,922,789
Total Clients AR
 Advance
 Program.........           37          52          63          72          68          74          75          84             77
Number of New
 Clients AR
 Advance
 Program.........            9          18          21          16          14          12           2          17              5
Total Clients ABL
 Program.........          --            4          11          13          22          24          37          53             60
Number of New
 Clients ABL
 Program.........          --            4           7           2           9           2          13          18             20
Total Clients STL
 Program.........          --          --          --          --          --          --          --          --              20(3)
Number of New
 Clients STL
 Program.........          --          --          --          --          --          --          --          --              14
Average Finance
 Receivables
 Outstanding Per
 Client:
 AR Advance
  Program........  $   309,764 $   280,839 $   358,552 $   464,535 $   539,187 $   540,393 $   614,188 $   500,907    $   542,148
 ABL Program.....  $       --  $   395,370 $   461,267 $   482,356 $   944,684 $ 1,080,186 $   905,482 $   891,561(2) $ 1,052,000
 STL Program.....  $       --  $       --  $       --  $       --  $       --  $       --  $       --  $       --     $   596,139

--------
(1) Activity is on a pro forma basis for periods prior to 1996, giving effect to the Reorganization.
(2) Includes approximately $2.5 million of STL Program loans.
(3) Includes six clients previously included in the ABL Program.

OPERATIONS

  Marketing. The Company has developed low cost means of marketing its services on a nationwide basis to selected healthcare sub-markets. The Company primarily markets its services by telemarketing to prospective clients identified by the Company, advertising in industry specific periodicals and participating in industry trade shows. While the healthcare industry is large and diverse, the Company has been able to identify prospective clients through the retention of experienced marketing personnel with specific industry expertise and through analyses of selective information on the healthcare industry. At March 31, 1997, the Company employed a staff of eight sales and marketing representatives. Marketing personnel are compensated with a base salary plus performance bonuses. The Company's clients also assist the Company's marketing efforts by providing referrals and references. The Company has and will continue to rely primarily on direct marketing efforts to generate new clients for its services.

  The Company also markets its services by developing referral relationships with accountants, lawyers, venture capital firms, billing and collection companies and investment banks (which typically are professionals focusing on the healthcare industry and who have a pre-existing relationship with a prospective client). The Company usually does not pay a fee for referrals from professional firms. However, the Company has closed transactions with clients through referrals from independent brokers that generally specialize in the healthcare industry, which brokers have been paid a one-time brokerage commission upon the closing of a transaction. While not a primary focus of its marketing efforts, the Company expects to continue to generate referrals through independent brokers.

  Underwriting and Monitoring. The Company follows written underwriting and credit policies, and its credit committee, consisting of senior officers of the Company, must unanimously approve each transaction which is proposed for the ABL Program, AR Advance Program or STL Program with a prospective client. The Company's underwriting policies require a due diligence review of the prospective client, its principals, its financial condition and strategic position, including a review of all available financial statements and other financial information, legal documentation and operational matters. The Company's due diligence review also includes a detailed examination of its accounts receivable, accounts payable, billing and collection systems and procedures and management information systems and other potential collateral. Such a review is conducted after the Company and the prospective client execute a non-binding term sheet, which requires the prospective client to pay a due diligence deposit to defray the Company's expenses. The Company's due diligence review is supervised by the sponsoring member of the credit committee, and is conducted by either an in-house field auditor or third party consulting underwriters that have been approved by the credit committee. Such third-party underwriters are either certified public accountants or consultants with healthcare industry experience. The Company independently confirms certain matters with respect to the prospective client's business and the collectibility of its accounts receivable and any other collateral by conducting public record searches, and, where appropriate, by contacting third-party payors about the prospective client's receivables. For loans primarily secured by real property, the Company requires third-party appraisals prior to making such loans.

  In order to enhance its underwriting capabilities and reduce its reliance on third parties, the Company recently formed a new subsidiary, HealthCare Analysis Corporation ("HCAC"). The initial focus of HCAC will be to provide underwriting and due diligence services for the Company in connection with proposed transactions. In the future, HCAC may provide such services to third parties for a fee.

  In order to determine its estimate of the net collectible value of a prospective client's accounts receivable, the Company uses both in-house auditors and third-party claim verifiers, who conduct extensive due diligence to evaluate the receivables likely to be received within a defined collection period. Net collectible value due diligence typically includes: a review of historical collections by type of third-party payor; a review of remittance advice and information relating to claim denials (including explanations of benefits); a review of claims files and related medical records; and an analysis of billing and collections staff and procedures. In addition, third-party payors are contacted. Such third-party claim verifiers are also generally used on a periodic basis to determine the net collectible value of a client's accounts receivable. Claim verifiers include healthcare billing and collection companies, healthcare accounting firms with expertise in reviewing cost reports filed with Medicaid and Medicare, and specialized consultants with expertise in certain sub-markets of the healthcare industry. Claim verifiers are pre-approved by the Company's credit committee. When deemed necessary by the Company for credit approval, the Company may obtain corporate or personal guaranties or other collateral in connection with the closing of a transaction.

  The Company monitors the collections of client accounts receivable and its finance receivables on a daily basis. Each client is assigned an account manager, who receives draw and advance requests, posts collections and serves as the primary contact between the Company and the client. All draw or advance requests must be approved by the Company's senior credit officer or a member of the Company's credit committee. At March 31, 1997, the Company employed seven account managers in its Chevy Chase, Maryland headquarters. The Company's proprietary information systems enable the Company to monitor each client's account, as well as permit management to evaluate and mitigate against risks on a portfolio basis. See "--Information Systems." In addition, the Company conducts audits of the client's billing and collection procedures, financial condition and operating strategies at least annually, and more frequently if warranted, particularly with respect to the ABL Program, where audits are usually conducted on a quarterly basis. Such audits are conducted by in-house field auditors or by third-party consulting underwriters.

  The Company grades performing STL Program loans on a scale of 1 to 4, with Grade 1 assigned to those loans involving the least amount of risk. The grading system is intended to reflect the performance of a borrower's business, the collateral coverage of the loan and other factors considered relevant. Each loan is initially graded based on the financial performance of the borrower and other specific risk factors associated with the borrower, including growth, collateral coverage, capitalization, quality of management, value of intangible assets and availability of working capital. All new loans are assigned a grade 3 for a period of six months in the absence of an extraordinary event during that period. After the initial six months, loans are assigned a grade of 1 to 4. Thereafter, all loans are reviewed and graded on at least a quarterly basis.

  Non-performing loans are graded on a scale of N1 or N2. Grade N1 is assigned to those non-performing loans which the Company believes may be brought back into compliance by the borrower's current management. Non-performing loans assigned Grade N2 involve a higher probability of liquidation of collateral securing the loan and greater involvement by the Company's management. Performing loans are generally serviced by the Company's account managers, with loans in grade 4 being serviced in some cases by a member of the Company's loan workout group, which currently consists of the Company's Chief Financial Officer and Senior Credit Officer. Non-performing loans are placed on the Company's watch list and are serviced by a member of the loan workout group.

  Documentation. The Company's documentation for the ABL Program, AR Advance Program and STL Program is described below.

  ABL Program. Advances under the ABL Program are made pursuant to a loan and security agreement ("ABL Agreement"), a note, and ancillary documents. ABL Agreements generally have stated terms of one to three years, with automatic one-year extensions, and provide for payment of liquidated damages to the Company in the event of early termination by the client. Under the ABL Program, the Company generally advances only 65% to 85% of the Company's estimate of the net collectible value of client receivables from third-party payors. As security for such advances, the Company is granted a first priority security interest in all of the client's then-existing and future accounts receivable, and frequently obtains a security interest in inventory, goods, general intangibles, equipment, deposit accounts, cash, other assets and proceeds.

  Clients who borrow under the ABL Program are subject to a number of negative covenants set forth in the ABL Agreement, including covenants limiting additional borrowings, prohibiting the client's ability to pledge assets, restricting payment by the client of dividends or management fees or returning capital to investors, and imposing minimum net worth and, if applicable, minimum census requirements. In the event of a client default, all debt owing under the ABL Agreement may be accelerated and the Company may exercise its rights, including foreclosing on the collateral.

  AR Advance Program. Advances under the AR Advance Program are made pursuant to a Receivables Purchase and Sale Agreement (the "AR Agreement") and are structured as purchases of eligible accounts receivable designated from time to time on a "batch" basis. AR Agreements provide for the Company's purchase of eligible accounts receivable offered by the client from time to time to the Company. AR Agreements generally have stated terms of one to three years, with automatic one-year extensions. The client is required to sell to the Company a minimum amount of eligible accounts receivable each month during the term of an AR Agreement; however, the Company's total investment in eligible accounts receivable under an AR Agreement is limited to a specified "commitment" amount. The Company may accept or reject in its discretion any portion of eligible accounts receivable offered for sale by the client to the Company. Although accounts receivable purchased by the Company under the AR Advance Program are assigned to the Company pursuant to the AR Agreement, the client retains its rights to receive payment and to make claims with respect to Government Program-related receivables.

  The purchase price for each batch of eligible accounts receivable under the AR Advance Program is the estimated net collectible value of such receivables less a purchase discount, comprised of funding and servicing fees. An amount equal to 65% to 85% of the purchase price is paid to the client; the Company retains the balance of the purchase price as a client holdback, held as additional security for the client's obligations under the AR Agreement. The client holdback is released to the client (i) upon receipt by the Company of payments relating to the receivables in an amount equal to the estimated net collectible value of the receivables or (ii) upon expiration of the collection period assigned to the respective batch of receivables, except that if the Company has not received payments at least equal to the purchase price for the receivables, then the Company may at its option either (x) offset any shortfall against client holdbacks relating to any other batch or from amounts due to the client from the sale of other batches, or (y) require the client to replace the uncollected receivables with substitute eligible accounts receivable.

  The AR Agreement also contemplates that the client may grant to the Company a security interest in other assets of the client as may be mutually agreed. In addition, pursuant to the AR Agreement, the client agrees to indemnify the Company for all losses arising out of or relating to the AR Agreement.

  Under the AR Agreement, the client covenants to notify payors of the sale of accounts receivable to the Company and to assist the Company in collecting payments on the purchased receivables and causing such payments to be remitted to the Company. The client agrees to instruct all payors that payments are to be made to such lockbox or other account as the Company may direct.

  STL Program. Currently, the Company's documentation for loans under the STL Program is tailored to the needs of the particular borrower and the type of available collateral. As the STL Program is expanded, the Company anticipates that the documentation will become more standardized.

  Collection Procedures. The Company's cash collection procedures vary by (i) the type of program provided by the Company and (ii) the type of accounts receivable due and owing to clients from either insurance companies and health maintenance organizations ("Commercial Insurers"), Government Programs, or in certain limited circumstances, other healthcare service providers.

  Receivables due and owing from Government Programs are subject to certain laws and regulations not applicable to commercial insurers. Except in certain limited cases, Medicare and Medicaid laws and regulations provide that payments for services rendered under Government Programs can only be made to the healthcare service provider that has rendered the services. See "Risk Factors-- Inability to Collect Healthcare Receivables Directly From Medicare and Medicaid."

  With respect to the ABL Program, clients continue to bill and collect accounts receivable in the ordinary course of business. Clients are required to maintain a lockbox account and a related depository account. If Government Program-related receivables are involved, the lockbox is maintained in the name of the client and the depository account is maintained in the name of the Company. If no such receivables are involved, both the lockbox and the depository account are maintained in the name of the Company. In each case, all of the client's collections are required to be directed to the lockbox, and all items of payment received in the lockbox are deposited daily into the depository account. The Company applies funds received in the depository account on a daily basis to reduce outstanding indebtedness under the ABL Agreement. Collections received directly by clients are required to be immediately remitted to the lockbox.

  With respect to the AR Advance Program, clients continue to bill and collect accounts receivable in the ordinary course of business; provided, however, that subject to certain limitations applicable to Government Program-related receivables, the Company retains the right to assume the billing and collection process upon notice to the client. The Company maintains a general lockbox in the Company's name into which payments with respect to all receivables purchased from clients in the AR Advance Program, other than Government Program-related receivables, are required to be remitted. If a client in the AR Advance Program generates Government Program-related receivables, the client is required to establish a lockbox in the client's name into which payments on such receivables are to be directed. Balances from all lockboxes maintained in connection with the AR Advance Program are swept on a daily basis to the Company.

  With respect to the STL Program, clients make periodic interest and/or principal payments, generally monthly. The Company will undertake collection efforts if such payments are not made on a timely basis. See "--Underwriting and Monitoring."

  The following table sets forth the percentages of the Company's finance receivables in the AR Advance Program and the ABL and STL Programs combined as of March 31, 1997 by type of third-party payor.
                 FINANCE RECEIVABLES BY THIRD-PARTY PAYOR TYPE

                                                      AS OF MARCH 31, 1997
                                                 -------------------------------
                                                   AR    ABL AND STL
                                                 ADVANCE  PROGRAMS      TOTAL
                                                 PROGRAM  COMBINED   RECEIVABLES
                                                 ------- ----------- -----------
THIRD PARTY PAYORS
Commercial Insurers/Contract Claims.............  48.5%     50.9%       50.2%
Government Programs:
  Medicare......................................  29.0      27.0        27.6
  Medicaid......................................  22.5      22.1        22.2
                                                  ----      ----        ----
  Total Government Programs.....................  51.5      49.1        49.8
                                                  ====      ====        ====

CLIENTS
  The Company's client base is diversified. As of March 31, 1997, the Company was servicing clients located in 36 states across the country, in a number of different sub-markets of the healthcare industry, with a concentration in the long-term care and home healthcare industries.

                               PORTFOLIO ANALYSIS

                                              AS OF MARCH 31, 1997
                                  ---------------------------------------------
                                  NUMBER OF  PERCENT OF   FINANCE    PERCENT OF
                                  CLIENTS(1)  CLIENTS   RECEIVABLES  PORTFOLIO
                                  ---------- ---------- ------------ ----------
INDUSTRY GROUP
Home Healthcare..................     51        35.6%   $ 28,849,629    24.7%
Long-Term Care...................     42        29.4      32,593,960    27.9
Mental Health....................     15        10.5      15,386,350    13.2
Physician Practice...............     13         9.1       7,513,358     6.4
Rehabilitation...................     10         7.0       6,131,306     5.3
Durable Medical Equipment........      3         2.1         700,060     0.6
Hospital.........................      3         2.1      11,239,646     9.6
Diagnostic.......................      2         1.4          17,637     0.0
Disease State Management.........      2         1.4       7,018,293     6.0
Other............................      2         1.4       7,337,921     6.3
                                     ---       -----    ------------   -----
  Total..........................    143       100.0%   $116,788,160   100.0%
                                     ===       =====    ============   =====
PROGRAM BREAKDOWN
AR Advance Program...............     77        49.1%   $ 41,745,378    35.7%
ABL Program......................     60        38.2      63,119,993    54.1
STL Program......................     20        12.7      11,922,789    10.2
                                     ---       -----    ------------   -----
  Total..........................    157       100.0%   $116,788,160   100.0%
                                     ===       =====    ============   =====

--------
(1) At March 31, 1997, nine clients were in both the AR Advance Program and ABL Program and five clients were in both the STL Program and ABL Program.

CAPITAL RESOURCES
  Sources of capital available to the Company to fund advances under the ABL Program, advances against accounts receivable under the AR Advance Program and loans under the STL Program have included the Bank Facility, partnership equity, stockholders' equity, and the CP Facility. Commencing in March 1997, funds committed by the limited partner in Funding II became available to make secured term loans by Funding II under the STL Program.

  Bank Facility. The Bank Facility is a revolving line of credit for up to $35 million. The interest rates payable by the Company under the Bank Facility adjust, based on Fleet's prime rate; however, the Company has the option to borrow any portion of the Bank Facility in an integral multiple of $500,000 based on the one-month, two-month, three-month or six-month LIBOR plus 3.0%. The Bank Facility contains certain financial covenants which must be maintained by the Company in order to obtain funds. The expiration date for the Bank Facility is March 9, 1998, subject to automatic renewal for one-year periods thereafter unless terminated by Fleet, upon six months prior written notice. See "Risk Factors--Risk of Failure to Renew Funding Sources."

  CP Facility. Under the terms of the CP Facility, the Company may borrow up to $100 million. The Company formed a bankruptcy remote, special purpose corporation to which the Company has transferred loans and receivables which meet certain conditions required by the CP Facility. The special purpose corporation pledges the loans and receivables to the Conduit which lends against such assets through the issuance of commercial paper. The maturity date for the CP Facility is December 5, 2001. However, the program may be terminated by the Company at any time after December 5, 1999, without penalty. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources." See "Risk Factors--Risk of Failure to Renew Funding Sources."

  Funding II. The limited partner of Funding II has committed $20.0 million of invested capital to fund STL Program loans made by Funding II to healthcare providers. This commitment expires on February 21, 1999. Cash available for distribution from the partnership (other than cash received upon the sale or refinancing of the loans or principal repayments) is distributed 20% to the Company and 80% to the limited partner, with preference given to the limited partner until such partner receives a cumulative, compounded return of 10% per annum on invested capital. Cash received from the sale or refinancing or repayment of the loans is distributed 99% to the limited partner and 1% to the general partner. The Company has the right to acquire the loans made by Funding II at any time for 100% of the book value thereof. Upon dissolution and liquidation of Funding II, the Company is required to pay the limited partner an amount equal to 10% of such partner's maximum invested capital. If there is any successor to the business of Funding II which is not an affiliate of the Company, the limited partner is entitled to receive 10% of the equity of such successor. The Company has guaranteed the obligations of the general partner under the partnership agreement.

CREDIT LOSS POLICY AND EXPERIENCE

  The Company regularly reviews its outstanding loan advances and purchased accounts receivable to determine the adequacy of its allowance for credit losses. To date, the Company has experienced no credit losses. The allowance for credit losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. In evaluating the adequacy of the allowance, management of the Company considers trends in past-due accounts, historical charge-off and recovery rates, credit risks indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, Excess Collateral, and underwriting policies, among other items. As of March 31, 1997, the Company's general reserve was $1,228,992 or 1.1% of finance receivables. To the extent that management deems specific advances to be wholly or partially uncollectible, the Company establishes a specific loss reserve equal to any such amount. The Company has not established any specific reserves. At March 31, 1997, the Company had no specific reserves. Based on a review of the Company's portfolio, management believes that the Company's reserve for losses on receivables is adequate at this time.

INFORMATION SYSTEMS

  The Company owns a proprietary information system to monitor both the ABL Program and the AR Advance Program which it refers to as the Receivables Tracking System (the "RTS"). The RTS was developed by Creative Information Systems, Inc., a stockholder of the Company. The RTS gives the Company the ability to track and reconcile both asset-based loans under the ABL Program, receivables that the Company advances against under the AR Advance Program, and loans made under the STL Program.

  With respect to the ABL Program, the amount of any advances, collections and adjustments are entered manually into the RTS by the Company's account managers on a daily basis. With respect to the AR Advance Program, certain client parameters are entered manually into the RTS, and more detailed information on each batch of receivables is generally entered electronically based on pre-established formats tailored to the client's software systems. Upon the collection of funds advanced under the AR Advance Program, information about such collections are entered into the RTS by the Company's account managers who then apply the funds by directing the RTS to search its data base to locate the receivable and batch that has received a payment.

  The RTS generates daily, weekly and monthly reports summarizing the current status of each batch of receivables in the AR Advance Program, and indicating draws and collections, trend analysis, and interest and fee charges for management's review. The RTS is also able to generate reports for the Company's lenders with respect to pledged loans and batches of receivables, along with concentrations in the Company's ABL Program and AR Advance Program portfolios by client and third-party payor type.

  Certain reports generated through the RTS, including cash application detail, batch summary and trend analysis reports, can also be used to assist the Company's clients in monitoring changes in their cash flow and managing the growth of their businesses. These reports are provided to all of the Company's clients on a weekly basis, and are generally relied upon as a management tool more frequently by smaller clients in the AR Advance Program, which tend to have less sophisticated management information systems.

  The RTS utilizes a Compaq Proliant 1500 production server, with RAID 5 back-up technology (three hard disk back-ups) and other redundant back-up systems, on a Novell netware operating system. The Company also operates a second server with Novell netware supporting certain accounting and administrative functions.

COMPETITION
  The Company encounters significant competition in its healthcare finance business from numerous commercial banks, diversified finance companies, asset-based lenders and specialty healthcare finance companies. Additionally, healthcare service providers often seek alternative sources of financing from a number of sources, including venture capital firms, small business investment companies, suppliers and individuals. As a result, the Company competes with a significant number of local and regional sources of financing and several large national competitors. Many of these competitors have greater financial and other resources than the Company and may have significantly lower cost of funds. Competition can take many forms, including, among others, the pricing of financing, transaction structuring (e.g., securitization vs. portfolio lending), timeliness and responsiveness in processing a client's financing application, and customer service.

GOVERNMENT REGULATION
  The Company's healthcare finance business is subject to federal and state regulation and supervision and is required to be licensed or registered in various states. In addition, the Company is subject to applicable usury and other similar laws in the jurisdictions where the Company operates. These laws generally limit the amount of interest and other fees and charges that a lender may contract for, charge or receive in connection with a loan. Applicable local law typically establishes penalties for violations of these laws in that jurisdiction. These penalties could include the forfeiture to the lender of usurious interest contracted for, charged or received and, in some cases, all principal as well as all interest and other charges that the lender has charged or received.

  In addition to the inability of the Company to directly collect receivables under Government Programs and the right of payors under such programs to offset against unrelated receivables, the Company's healthcare finance business is indirectly affected by healthcare regulation to the extent that any of its clients' failure to comply with such regulation affects such clients' ability to collect receivables or repay loans made by the Company. See "Risk Factors-- Dilution of Receivables; Government Right of Offset." The most significant healthcare regulations that could potentially affect the Company are: (i) certificate of need regulation, which many states require upon the provision of new health services, particularly for long-term care and home healthcare companies; (ii) Medicare-Medicaid fraud and abuse statutes, which prohibit, among other things, the offering, payment, solicitation, or receipt of remuneration, directly or indirectly, as an inducement to refer patients to facilities owned by physicians if such facilities receive reimbursement from Medicare or Medicaid; and (iii) other prohibitions of physician self-referral that have been promulgated by the states.

  Certificate of Need Regulation. Many states regulate the provision of new health care service or acquisition of healthcare equipment through Certificate of Need or similar programs. The Company believes these requirements have had a limited effect on its business, although there can be no assurance that future changes in those laws will not adversely affect the Company. Additionally, repeal of existing regulations of this type in jurisdictions where the Company's customers have met the specific requirements could adversely affect the Company since such customers could face increased competition. In addition, there is no assurance that expansion of the Company's health care financing business within the nursing home and home care industries will not be increasingly affected by regulations of this type.

  Medicare-Medicaid Fraud and Abuse Statutes. The Department of Health and Human Services ("HHS") has increased its enforcement efforts under the Medicare-Medicaid fraud and abuse statutes in cases where physicians own an interest in a facility to which they refer their patients for treatment or diagnosis. These statutes prohibit the offering, payment, solicitation or receipt of remuneration, directly or indirectly, as an inducement to refer patients for services reimbursable in whole or in part by the Medicare-Medicaid programs. HHS has taken the position that distributions of profits from corporations or partnerships to physician investors who refer patients to the entity for a procedure which is reimbursable under Medicare or Medicaid may be prohibited by the statute. Since the Company's clients often rely on prompt payment from the Government Program to satisfy their obligations to the Company, reduced or denied payments under the Government Programs could have an adverse effect on the Company's business. See "Risk Factors--Reliance on Reimbursements by Third-Party Payors."

  Further Regulation of Physician Self-Referral. Additional regulatory attention has been directed toward physician-owned healthcare facilities and other arrangements whereby physicians are compensated, directly or indirectly, for referring patients to such healthcare facilities. In 1988, legislation entitled the "Ethics in Patient Referrals Act" (H.R. 5198) was introduced which would have prohibited Medicare payments for all patient services performed by an entity which a patient's referring physician had an investment interest. As enacted, the law prohibited only Medicare payments for patient services performed by a clinical laboratory. The Comprehensive Physician Ownership and Referral Act (H.R. 345), which was enacted by Congress in 1993 as part of the Deficit Reduction Package, is more comprehensive than H.R. 5198 and covers additional medical services including medical imaging radiation therapy, physical rehabilitation and others. A variety of existing and pending state laws currently limit the extent to which a physician may profit from referring patients to a facility in which that physician has a proprietary or ownership interest. Many states also have laws similar to the Medicare fraud and abuse statute which are designed to prevent the receipt or payment of consideration in connection with the referral of a patient. Finance receivables resulting from a referral in violation of these laws could be denied from payment which could adversely affect the Company. See "Risk Factors--Reliance on Reimbursements by Third Party Payors."

LEGAL PROCEEDINGS

  The Company is currently not a party to any material litigation although it is involved from time to time in routine litigation incidental to its business.

EMPLOYEES

  As of March 31, 1997, the Company employed 35 people on a full-time basis. The Company believes that its relations with employees are good.

PROPERTY

  The Company's headquarters occupy approximately 8,000 square feet at 2 Wisconsin Circle, Chevy Chase, Maryland. This space is provided under the terms of a lease that expires in April 2001, with a five-year renewal option. The current cost is approximately $17,000 per month. The Company believes that its current facilities are adequate for its existing needs and that additional suitable space will be available as required.

                                   MANAGEMENT

  The executive officers and directors of the Company and their ages as of May 20, 1997 are as follows:

           NAME            AGE                     POSITION
           ----            ---                     --------
John K. Delaney(1)........  34 Chairman of the Board, Chief Executive Officer
                               and Director
Ethan D. Leder(1).........  34 Vice-Chairman of the Board, President and
                               Director
Edward P. Nordberg,
 Jr.(1)...................  37 Executive Vice President, Chief Financial
                               Officer and Director
Hilde M. Alter............  55 Treasurer and Chief Accounting Officer
Steven M. Curwin..........  38 Senior Vice President, General Counsel and
                               Secretary
Michael G. Gardullo.......  38 Vice President and Senior Credit Officer
Jeffrey P. Hoffman........  36 Vice President and Portfolio Manager
Debra M. Van Alstyne......  45 Vice President, Deputy General Counsel and
                               Assistant Secretary
Howard T. Widra...........  28 Vice President and Senior Analyst
Chris J. Woods............  46 Vice President and Chief Information Officer
James L. Buxbaum..........  41 President of HealthCare Analysis Corporation (a
                               subsidiary of the Company)
John F. Dealy(2)(3).......  57 Director
Geoffrey E.D.
 Brooke(2)(3).............  41 Director

--------
(1) Member of Executive Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

  John K. Delaney serves as Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Delaney co-founded the Company in 1993 and served as Chairman of the Board, Chief Executive Officer and President from the formation of the Company until March 1997. From 1990 through 1992, Mr. Delaney co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Delaney was a practicing attorney with Shaw, Pittman, Potts & Trowbridge in Washington, D.C. Mr. Delaney received his A.B. degree from Columbia University in 1985 and his J.D. degree from the Georgetown University Law Center in 1988.

  Ethan D. Leder serves as Vice-Chairman of the Board, President and a Director of the Company. Mr. Leder co-founded the Company in 1993 and served as Vice-Chairman of the Board and Executive Vice President from the formation of the Company until March 1997. From 1993 through September 1996, Mr. Leder also served as Treasurer to the Company. From 1990 through 1992, Mr. Leder co-owned and operated American Home Therapies, Inc., a provider of home care and home infusion therapy services, which was sold in 1992. Prior to 1990, Mr. Leder was engaged in the private practice of law in Baltimore, Maryland and Washington, D.C. Mr. Leder received his B.A. degree from Johns Hopkins University in 1984 and his J.D. degree from the Georgetown University Law Center in 1987.

  Edward P. Nordberg, Jr. serves as Executive Vice President, Chief Financial Officer and a Director of the Company. Mr. Nordberg co-founded the Company in 1993 and served as a Senior Vice President and Secretary of the Company from the formation of the Company until March 1997. From 1993 through April 1996, Mr. Nordberg also served as General Counsel of the Company. Prior to 1993, Mr. Nordberg was a practicing attorney with Williams & Connolly in Washington, D.C. Mr. Nordberg received his B.A. degree from Washington College in 1982, his M.B.A. degree from Loyola College in 1985, and his J.D. degree from the Georgetown University Law Center in 1989.

  Hilde M. Alter serves as Treasurer and Chief Accounting Officer of the Company. Ms. Alter joined the Company in September 1996. From 1981 to joining the Company, Ms. Alter was a partner with the accounting firm of Keller, Bruner & Co. in Bethesda, Maryland. Ms. Alter is a certified public accountant. Ms. Alter received her B.A. degree from American University in 1966.

  Steven M. Curwin serves as Senior Vice President, General Counsel and Secretary of the Company. Mr. Curwin joined the Company in August 1996, and has served as a Vice President from August 1996 and as a full-time consultant to the Company since May 1996. From September 1994 to joining the Company, Mr. Curwin was a practicing attorney with Shulman, Rogers, Gandal, Pordy & Ecker, P.A. in Rockville, Maryland. From January 1989 to August 1994, Mr. Curwin was a practicing attorney with Dewey Ballantine in Washington, D.C. Mr. Curwin received his B.A. degree from Franklin & Marshall College in 1980 and his J.D. degree from the Boston University School of Law in 1985.

  Michael G. Gardullo serves as Vice President and Senior Credit Officer of the Company. Mr. Gardullo joined the Company in February 1996. From June 1995 to joining the Company, Mr. Gardullo was a Senior Account Executive/Manager at The FINOVA Group in King of Prussia, Pennsylvania. From 1993 to 1995, Mr. Gardullo was Vice President and Regional Credit Manager at LaSalle Business Credit, an affiliate of ABN AMRO Bank, N.V., in Baltimore, Maryland. From 1991 to 1993, Mr. Gardullo was Vice President and Manager, respectively, at StanChart Business Credit in Baltimore, Maryland and London, England. From 1982 through 1991, Mr. Gardullo held various management and operational positions at several asset-based lending institutions. Mr. Gardullo received his B.S. degree from Seton Hall University in 1981 and his M.B.A. degree from Rutgers University in 1982.

  Jeffrey P. Hoffman serves as Vice President and Portfolio Manager of the Company. Mr. Hoffman joined the Company in September 1996. From 1994 to joining the Company, Mr. Hoffman was a Vice President--Senior Loan Officer and from 1990 to 1993, Mr. Hoffman was a Vice President--Senior Underwriter at Fleet Capital Corporation and its predecessor companies, Shawmut Capital Corporation and Barclays Business Credit, in Glastonbury, Connecticut and New York, New York. From 1988 through 1990, Mr. Hoffman was an assistant vice president with Bankers Trust Company in New York, New York. From 1982 through 1988, Mr. Hoffman held various management positions with Bank of Boston, in New York, New York. Mr. Hoffman received his B.A. degree from the State University of New York at Albany in 1982 and his M.B.A. degree from Adelphi University in 1987.

  Debra M. Van Alstyne serves as Vice President, Deputy General Counsel and Assistant Secretary of the Company. Ms. Van Alstyne joined the Company in March 1997. From July 1993 through July 1995, Ms. Van Alstyne was an attorney-advisor, and from August 1995 until joining the Company in March 1997, Ms. Van Alstyne was a Senior Attorney, with the Division of Corporate Finance of the Securities and Exchange Commission. From January 1993 until July 1993, Ms. Van Alstyne was a practicing attorney with the law firm of Gibson Hoffman & Panzione in Los Angeles, California, and from April 1992 until January 1993, she was a practicing attorney with the law firm of Aprahamian & Ducote in Newport Beach, California. Ms. Van Alstyne received her B.A. degree from the University of California, Irvine, California in 1974, and received her J.D. degree from UCLA School of Law, Los Angeles, California in 1977.

  Howard T. Widra serves as Vice President and Senior Analyst of the Company. Mr. Widra joined the Company in January 1997. From June 1996 until joining the Company, Mr. Widra was a consultant to America Long Lines, Inc., a long distance phone carrier. From October 1993 until May 1996, Mr. Widra was a practicing attorney with Steptoe & Johnson, LLP in Washington, D.C. Mr. Widra received his B.A. degree from the University of Michigan in 1990 and his J.D. degree from Harvard Law School in 1993.

  Chris J. Woods serves as Vice President and Chief Information Officer of the Company. Mr. Woods joined the Company in March 1997. From 1991 to the time Mr. Woods joined the Company, he was an independent technical consultant for clients primarily in the health care and telecommunications industries. In 1983, Mr. Woods co-founded a technical consulting company and served as Executive Vice President of such company until his departure in 1991. Prior to 1983, Mr. Woods worked for Control Data Corporation. Mr. Woods received his B.S. degrees in Computer Science and Geology from the State University of New York at Buffalo in 1972.

  James L. Buxbaum serves as President of HealthCare Analysis Corporation, a wholly-owned subsidiary of the Company. Mr. Buxbaum became President of that company in March 1997. From October 1993 until March 1997, Mr. Buxbaum was President of J.L. Buxbaum, Inc., a mergers and acquisition consulting company in Baltimore, Maryland. From November 1989 to October 1993, he was a partner with the accounting firm of Wolpoff & Company in Baltimore, Maryland. Mr. Buxbaum received his B.B.A. degree from George Washington University in 1977 and is a certified public accountant.

  John F. Dealy became a Director of the Company in January 1997. Mr. Dealy has been President of The Dealy Strategy Group, a management consulting firm, since 1983. In addition, Mr. Dealy was Senior Counsel to Shaw, Pittman, Potts & Trowbridge in Washington, D.C. from 1982 through 1996, as well as a professor in the Georgetown University School of Business since 1982. Mr. Dealy is currently a director of the First Maryland Bancorp. From 1976 to 1982, Mr. Dealy was President of Fairchild Industries, Inc. Prior to 1976, Mr. Dealy held a number of management positions at Fairchild Industries, Inc. Mr. Dealy received his B.S. degree from Fordham College in 1961 and his L.L.B. degree from the New York University School of Law in 1964.

  Geoffrey E. D. Brooke became a Director of the Company in January 1997. Dr. Brooke is Senior Member, Rothschild Bioscience Unit, a division of Rothschild Asset Management Limited, and is responsible for its venture capital operations in the Asian Pacific region. Mr. Brooke resides in Australia. Prior to joining Rothschild, from June 1992 to September 1996, Dr. Brooke was the President of MedVest, Inc., a healthcare venture capital firm in Washington, D.C. which he co-founded with Johnson & Johnson, Inc. Prior to co-founding MedVest, Inc., Dr. Brooke managed the life sciences portfolio of a publicly traded group of Australian venture capital funds. Dr. Brooke is licensed in clinical medicine by the Medical Board of Victoria, Australia. Dr. Brooke earned his medical degree from the University of Melbourne, Australia and a M.B.A. from IMD in Lausanne, Switzerland.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board of Directors has been divided into three classes. Class I consists of Messrs. Nordberg and Brooke whose terms will expire at the annual meeting of stockholders in 1997; Class II consists of Mr. Leder whose term will expire at the annual meeting of stockholders in 1998; and Class III consists of Messrs. Delaney and Dealy whose terms will expire at the annual meeting of stockholders in 1999.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee, comprised of Messrs. Delaney, Leder and Nordberg, may exercise all of the powers and authority of the Board of Directors during the periods between regularly scheduled Board meetings, except that the Executive Committee may not approve a merger or consolidation involving the Company, approve a sale of all or substantially all of its assets, amend the Company's Certificate of Incorporation or Bylaws, or authorize the issuance of capital stock of the Company. The Compensation Committee, comprised of Messrs. Dealy and Brooke, has the authority to determine compensation for the Company's executive officers and to administer the Incentive Plan. Messrs. Dealy and Brooke are "disinterested persons" within the meaning of Rule 16b-3, as amended from time to time, under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Audit Committee, comprised of Messrs. Dealy and Brooke, has the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plan and results of the audit engagement, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

DIRECTOR COMPENSATION

  Outside directors are paid $2,000 per meeting. Upon election to the Board of Directors, outside directors are granted options to purchase 10,000 shares of Common Stock at the then-prevailing fair market value, and are granted options to purchase 5,000 shares of Common Stock at the then-prevailing fair market value annually thereafter. See "--Director Plan" for a description of the material terms of these options.

EXECUTIVE COMPENSATION

  The following table presents certain information concerning compensation earned for services rendered in all capacities shown below to the Company for the years ended December 31, 1995 and 1996 by the Chief Executive Officer and each of the other executive officers whose annual compensation exceeded $100,000 (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                        ANNUAL COMPENSATION         COMPENSATION
                                   ------------------------------ ----------------
                                                                       AWARDS
                                                                  ----------------
                                                                  NUMBER OF SHARES
                                                     OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITIONS  YEAR SALARY(1)  BONUS  COMPENSATION     OPTIONS      COMPENSATION(2)
----------------------------  ---- --------- ------- ------------ ---------------- ---------------
John K. Delaney.........      1996 $245,400  $   --     $  --          37,000          $  --
 Chairman, Chief              1995  196,538   94,166       --             --              --
 Executive Officer and
 President
Ethan D. Leder..........      1996  242,502      --        --          37,000             --
 Vice Chairman of             1995  196,539   94,166       --             --              --
 the Board and
 Executive Vice
 President
Edward P. Nordberg,
 Jr.....................      1996  212,790      --        --          37,000             --
 Senior Vice President        1995  169,038   94,166       --             --              --
 and Secretary

--------
(1) Includes $60,000, $60,000 and $30,000 paid to Messrs. Delaney, Leder and Nordberg, respectively, in 1995 pursuant to a certain Support Services Agreement described in "Certain Transactions."
(2) Certain of the Company's executive officers receive benefits in addition to salary and cash bonuses. The aggregate amount of such benefits, however, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of such executive officer.

  No options to purchase the Company's Common Stock were granted under the Incentive Plan prior to September 13, 1996. See "--Stock Incentive Plan." An option to purchase 38,381 shares of Common Stock was granted to a consultant of the Company on November 1, 1995 outside of the Incentive Plan at an exercise price of $2.61 per share.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS

  Mr. Delaney serves as Chairman of the Board and Chief Executive Officer of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Delaney notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement, prior to January 1, 1997, Mr. Delaney received an annual salary of $240,000. Currently, Mr. Delaney receives an annual salary which is not less than the greater of (i) $300,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers
("CPI-W"). Commencing on March 31, 1997, and on the last day of each calendar quarter thereafter during the term of the employment agreement, Mr. Delaney will be paid a quarterly bonus of $25,000, provided that the Company has achieved profitability for such quarter. In the event the Company has not achieved profitability in a quarter in any calendar year but the Company's profits in any subsequent quarter of that year are equal to the losses in all prior quarters of that year plus one dollar, Mr. Delaney will be paid his then current quarterly bonus, plus any bonus amount not paid for any prior unprofitable quarter of that year. In the event the Company terminates Mr. Delaney's employment without cause, Mr. Delaney will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Delaney's employment is terminated, he will be restricted from competing with the Company for 18 months.

  Mr. Leder serves as Vice Chairman of the Board and President of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Leder notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement prior to January 1, 1997, Mr. Leder received an annual salary of $240,000. Currently, Mr. Leder receives an annual salary which is not less than the greater of (i) $275,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the CPI-W. Commencing on March 31, 1997, and on the last day of each calendar quarter thereafter during the term of the employment agreement, Mr. Leder will be paid a quarterly bonus of $25,000, provided that the Company has achieved profitability for such quarter. In the event the Company has not achieved profitability in a quarter in any calendar year but the Company's profits in any subsequent quarter of that year are equal to the losses in all prior quarters of that year plus one dollar, Mr. Leder will be paid his then current quarterly bonus, plus any bonus amount not paid for any prior unprofitable quarter of that year. In the event the Company terminates Mr. Leder's employment without cause, Mr. Leder will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Leder's employment is terminated, he will be restricted from competing with the Company for 18 months.

  Mr. Nordberg serves as Executive Vice President and Chief Financial Officer of the Company pursuant to the terms of an employment agreement which continues in effect until January 1, 2001. On the first anniversary of the date of the employment agreement, and on each anniversary date thereafter, the employment period is extended for an additional one-year period, unless the Company or Mr. Nordberg notifies the other of its or his intention not to extend the employment period. Under the terms of the employment agreement, prior to January 1, 1997, Mr. Nordberg received an annual salary of $210,000. Currently, Mr. Nordberg receives an annual salary which is not less than the greater of (i) $250,000 or (ii) any subsequently established base salary, in either case increased annually by not less than 50% of the annual increase in the CPI-W. In the event the Company terminates Mr. Nordberg's employment without cause, Mr. Nordberg will be entitled to receive his compensation and benefits for the remainder of the term of the employment agreement. The first three years of such payments of compensation and benefits is guaranteed and not subject to reduction or offset. In the event Mr. Nordberg's employment is terminated, he will be restricted from competing with the Company for 18 months.

STOCK INCENTIVE PLAN

  The Company maintains the HealthCare Financial Partners, Inc. 1996 Stock Incentive Plan (the "Incentive Plan"). The Board of Directors has reserved 750,000 shares of Common Stock for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein.

  Awards under the Incentive Plan are determined by a committee of no less than two members of the Board of Directors (the "Committee"), the members of which are selected by the Board of Directors. Upon consummation of the Offering, Messrs. Dealy and Brooke will serve as members of the Committee. The full membership of the Board of Directors currently serves as the Committee.

  Key employees, officers, directors and consultants of the Company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the Common Stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of Common Stock and to sell shares of Common Stock back to the Company, stock appreciation rights, so-called "cash-out" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of certain changes in control of the Company or other events), phantom shares, performance incentive rights, dividend equivalent rights and similar rights (together, "Stock Incentives"). The number of shares of Common Stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted, and all other terms and conditions of a Stock Incentive, is determined by the Committee, subject to the provisions of the Incentive Plan. The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Incentive Plan. Stock Incentives generally are not transferable or assignable during a holder's lifetime.

  The maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during any fiscal year of the Company as to certain eligible recipients shall not exceed 100,000, to the extent required by Section 162(m) of the Code for the grant to qualify as qualified performance-based compensation.

  The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable Stock Incentive agreement.

  On September 13, 1996, the Company granted incentive stock options to purchase an aggregate of 189,000 shares of Common Stock at an exercise price of $11.05 per share. All full-time employees, other than Messrs. Delaney, Leder and Nordberg, were granted these options. Each option is subject to a maximum 10-year term. The options will vest and become exercisable in 25% increments on each anniversary of the grant date, commencing on September 13, 1997. In addition, on September 13, 1996, each of Messrs. Delaney, Leder and Nordberg were granted incentive stock options to purchase 37,000 shares of Common Stock at an exercise price of $12.50. These options will vest and become exercisable in 20% increments on each anniversary of the grant date, commencing on September 13, 1997.

  The following table summarizes options granted during 1996 to the Named Executives. The Company has not granted any stock appreciation rights. No other Stock Incentives were granted or awarded in 1996.

                            OPTIONS GRANTED IN 1996

                                                                            POTENTIAL REALIZABLE VALUE
                                                                              AT ASSUMED ANNUAL RATES
                                                                            OF STOCK PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                        FOR OPTION TERM
                         -------------------------------------------------- ----------------------------
                                     PERCENT OF
                           SHARES   TOTAL OPTIONS
                         UNDERLYING  GRANTED TO   EXERCISE PRICE EXPIRATION
        NAME              OPTIONS     EMPLOYEES     PER SHARE       DATE         5%            10%
        ----             ---------- ------------- -------------- ---------- ------------- --------------
John K. Delaney.........   37,000       12.33%        $12.50      9/13/06        $290,864      $628,051
Ethan D. Leder..........   37,000       12.33          12.50      9/13/06         290,864       628,051
Edward P. Nordberg,
 Jr.....................   37,000       12.33          12.50      9/13/06         290,864       628,051

  The following table summarizes options exercised by the named executives during 1996 and presents the value of unexercised options held by the Named Executives at December 31, 1996.

                AGGREGATED OPTION EXERCISES IN THE LAST YEAR AND
                             YEAR-END OPTION VALUES

                                                  NUMBER OF SHARES
                                               UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                     OPTIONS AT           IN-THE-MONEY OPTIONS
                           SHARES                 DECEMBER 31, 1996       AT DECEMBER 31, 1996
                         ACQUIRED ON  VALUE   ------------------------- -------------------------
        NAME              EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
        ----             ----------- -------- ----------- ------------- ----------- -------------
John K. Delaney.........    None       None       --         37,000       $   --       $9,250
Ethan D. Leder..........    None       None       --         37,000           --        9,250
Edward P. Nordberg,
 Jr.....................    None       None       --         37,000           --        9,250

DIRECTOR PLAN

  The Company maintains the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the "Director Plan"). The Board of Directors has reserved 100,000 shares of Common Stock for issuance pursuant to awards that may be made under the Director Plan, subject to adjustment as provided therein.

  Awards under the Director Plan are determined by the express terms of the Director Plan. Rules, regulations and interpretations necessary for the ongoing administration of the Director Plan will be made by the full membership of the Board of Directors.

  Only non-employee directors of the Company are eligible to participate in the Director Plan. The Director Plan contemplates three types of non-statutory option awards: (a) initial appointment awards that are granted upon a non-employee director's initial appointment to the Board of Directors providing an option to purchase 10,000 shares of Common Stock at a per share exercise price equal to the then fair market value of a share of Common Stock; (b) annual service awards that are granted to each non-employee director who continues to serve as a non-employee director as of each annual meeting of the stockholders of the Company following his or her initial appointment providing an option to purchase

5,000 shares of Common Stock at a per share exercise price equal to the then fair market value of a share of Common Stock; and (c) discount awards under which each non-employee director also has the opportunity to elect annually, subject to rules established by the Board of Directors, to forego receipt of cash retainer and fees for scheduled meetings of the Board of Directors and committees thereof that would otherwise be paid during each fiscal year of the Company, and in lieu thereof that director be granted an option to acquire shares of Common Stock with an exercise price per share equal to 50% of the then fair market value of a share of Common Stock. The number of shares of Common Stock subject to any option of this type granted for a fiscal year is determined by taking the amount of cash foregone by the director for the fiscal year in question and dividing that amount by the per share option exercise price.

  Each option granted pursuant to the Director Plan is immediately vested; becomes exercisable 12 months following the date of grant; and expires upon the earlier to occur of the tenth anniversary of the grant date or 18 months following the director's termination of service upon the Board of Directors for any reason. The options generally are not transferable or assignable during a holder's lifetime.

  The number of shares of Common Stock reserved for issuance upon exercise of options granted under the Director Plan, the number of shares of Common Stock subject to outstanding options and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. The number of shares of stock subject to options granted in connection with initial appointments or as annual service awards are also subject to adjustment in such events. In the event of certain corporate reorganizations and similar events, the options may be adjusted or cashed-out, depending upon the nature of the event.

  Pursuant to the Director Plan, Dr. Brooke and Mr. Dealy each elected to forego receipt of cash fees for 1997 and was granted an option to acquire 1,255 shares of Common Stock, at an exercise price of $6.375 per share. In addition, pursuant to the Director Plan, Dr. Brooke and Mr. Dealy were each granted options to purchase 10,000 shares of Common Stock at an exercise price of $12.75 per share at the time of their initial appointment to the Board of Directors in January 1997.

INDEMNIFICATION ARRANGEMENTS

  The Company has entered into indemnification agreements pursuant to which it has agreed to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law (the "DGCL"). The indemnification agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL. See "Description of Capital Stock--Special Provisions of the Certificate of Incorporation and Bylaws."

                              CERTAIN TRANSACTIONS

  Effective as of September 1, 1996, Funding acquired all of the assets of DEL consisting principally of client receivables, for $486,630 in cash, which amount approximated the fair value of DEL's net assets, and assumed all of DEL's liabilities. DEL subsequently distributed the remaining proceeds from the sale pro-rata (i) to John K. Delaney, Ethan D. Leder and Edward P. Nordberg, Jr., the sole limited partners of DEL and each a director and officer of the Company, in the amounts of $197,044, $197,044 and $98,522, respectively, in respect of their limited partnership interests, and (ii) $1,188 to the Company in respect of its general partnership interest. DEL was subsequently dissolved.

  The amount paid by Funding for the assets of DEL was equal to the book value or net investment of DEL in the assets transferred, consisting principally of client receivables. The objective was for DEL to recognize no gain or loss on the transaction. The purpose of the transaction was to consolidate the assets of DEL and Funding in anticipation of the Offering and the acquisition by the Company of the limited partnership interests of Funding described below. The cost to the Company and each of Messrs. Delaney, Leder and Nordberg for their interests in DEL were $7,869, $427,735, $426,897 and $81,400, respectively, and the Company and such persons each had received, prior to the sale, distributions from DEL in respect of their interests in the amounts of $6,681, $230,661, $229,823, and $82,878, respectively.

  Upon completion of the Initial Public Offering, the Company acquired from HP Investors, the sole limited partner of Funding, all of the limited partnership interests in Funding. The purchase price for such limited partnership interests was $21.8 million which was paid from the proceeds of the Initial Public Offering. Such purchase price approximated both the fair value and book value of the net assets. HP Investors paid $24.8 million in cash for its limited partnership interests and, prior to the sale of its limited partnership interests to the Company, HP Investors had received income distributions in respect of its limited partnership interests aggregating $6.8 million and limited partner capital distributions of $3.0 million.

  Effective upon the acquisition of the limited partnership interests of Funding, Funding was liquidated and dissolved and all of its net assets at the date of transfer, consisting principally of advances made under the ABL Program and the ABL Advance Program (approximately $16.2 million, net of cash), was transferred to the Company. The principal purposes of the Company's acquisition of Funding are (i) to consolidate ownership of such assets and related business operations in the Company, a single entity with greater access to the public and private capital markets, (ii) to simplify the corporate and management structures of the Company by eliminating its general partnership interest in Funding and the concomitant management responsibilities of the Company as a general partner of Funding, and (iii) to allow the Company to realize the return on the assets transferred to the Company which otherwise would have been paid to HP Investors as the limited partner of Funding prior to the transfer of the ownership of such assets to the Company.

  In connection with the liquidation of Funding, FCP and RR Partners exercised warrants for the purchase of 379,998 shares of Common Stock, which warrants were acquired by FCP and a predecessor of RR Partners on December 28, 1994 for an aggregate payment of $500, and subsequently assigned to HP Investors. HP Investors transferred the warrants to FCP and RR Partners in contemplation of the liquidation of Funding. No additional consideration was paid in connection with the exercise of such warrants. There was no affiliation between the Company and FCP and RR Partners other than the ownership of the warrants and 169,495 shares of Common Stock. The warrants were issued to provide equity ownership in the Company to the warrant holders and as a means of further strengthening the business relationship between the parties.

  In March 1997, the Company formed Funding II and an affiliate of Farallon committed to invest up to $20.0 million to Funding II. See "Prospectus Summary--Recent Developments."

  In April 1997, the Company borrowed $3 million from Health Partners Investors, II, LLC ("HPI"), an affiliate of Farallon and the sole limited partner of Funding II. The loan bears interest at a rate of 12% per annum and is payable on or before June 30, 1997. The Company also paid HPI a commitment fee of 2% of the loan amount. This loan will be paid in full upon completion of the Offering.

  Pursuant to a Software License Agreement (the "Software License Agreement"), dated as of August 31, 1993, by and between Ampro Financial Corporation ("Ampro") and the Company, Ampro granted to the Company a non-exclusive perpetual license to use the RTS. In October 1995, Ampro sold and assigned its rights and obligations in the Software License Agreement to Creative Information Systems, LLC ("Creative"), a stockholder of the Company. Ampro is controlled by the spouse of the principal member of Creative. See "Principal Stockholders." For the fiscal year ended December 31, 1995, the Company paid an aggregate of $100,000 in license fees pursuant to the Software License Agreement, or $8,333 per month. From January 1, 1996 through August 31, 1996, the Company continued to license the RTS from Creative for $8,333 per month. Pursuant to a Software Purchase and License Agreement, dated as of September 1, 1996, by and between the Company and Creative, the Company acquired the RTS from Creative for $25,000 in cash, payable in three equal consecutive monthly installments, and granted back to Creative a non-exclusive perpetual license to use the RTS.

  Pursuant to a Support Services Agreement (the "Support Services Agreement"), dated as of October 1, 1994, by and between the Company and The Leddel Group, a general partnership ("Leddel") (the sole partners of which are Messrs. Delaney, Leder and Nordberg), Leddel: (i) leased to the Company approximately 2,500 square feet of office space in Washington, D.C. for $7,500 per month; (ii) rented to the Company the use of certain office equipment for $2,500 per month; and (iii) provided to the Company certain professional services, including legal and consulting services, for a fee of $2,500 per month. For the fiscal year ended December 31, 1995, the Company paid an aggregate of $150,000 to Leddel. Although not the result of arms-length negotiation, the amounts paid to Leddel represented the parties' best estimates of market rates for such office space, equipment and services. The Support Services Agreement expired on December 31, 1995.

  On September 15, 1996, the Company entered into an Advisory Services Agreement with The Dealy Strategy Group ("DSG"), a consulting firm controlled by John F. Dealy, a director of the Company, for DSG to provide business advisory services to the Company for the period from January 1, 1997 through December 31, 1998. In consideration of such services, the Company will pay DSG $50,000 per year, payable quarterly, and granted DSG options to purchase 15,000 shares of Common Stock at a price of $11.05 per share. Such options vest in increments of 1,875 shares at the end of each quarter while DSG is furnishing business advisory services, commencing with the quarter ending March 31, 1997, and are exercisable for a period of ten years from the date of grant.

  Although not dissatisfied with the performance of McGladrey & Pullen, LLP, the Company's Board of Directors determined that, in contemplation of becoming a publicly-owned company, the Company would be better served by the engagement of a big-six accounting firm. Accordingly, on June 21, 1996, the Company dismissed McGladrey & Pullen, LLP, and subsequently decided to engage Ernst & Young LLP, as the Company's independent accountants for the year beginning January 1, 1996. The reports of McGladrey & Pullen, LLP, for the years ended December 31, 1995 and 1994 did not contain an adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles. During such years and for the period January 1, 1996 through June 21, 1996 there was no disagreement with McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. During the Company's two most recent fiscal years and during the current fiscal year prior to its engagement, neither the Company nor anyone acting on its behalf consulted Ernst & Young LLP, regarding either the application of accounting principles to a specified transaction (either completed or proposed) or the type of audit opinion that might be rendered on the Company's financial statements.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 31, 1997, and as adjusted to give effect to this Offering, by: (i) each person or entity known by the Company to own beneficially five percent or more of the outstanding Common Stock, (ii) each member of the Board of Directors of the Company, (iii) each of the Named Executive Officers, (iv) all executive officers of the Company and all members of the Board of Directors as a group, and (v) each Selling Stockholder. Unless otherwise indicated, the address of the stockholders as beneficially owing more than five percent of the Common Stock listed below is that of the Company's principal executive offices. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

                          SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                              OWNED PRIOR                         OWNED AFTER
                            TO THE OFFERING       NUMBER OF      THE OFFERING
        NAME OF           ----------------------   SHARES     ----------------------
    BENEFICIAL OWNER        NUMBER    PERCENT   BEING OFFERED   NUMBER    PERCENT
    ----------------      ----------- ----------------------- ----------- ----------
John K. Delaney.........      731,113    11.76%     70,000        661,113     7.17%
Ethan D. Leder..........      731,113    11.76      70,000        661,113     7.17
Edward P. Nordberg,
 Jr.....................      731,113    11.76      70,000        661,113     7.17
John F. Dealy(1)........        1,875     *            --           1,875     *
Geoffrey E. D.
 Brooke(2)..............          --       --          --             --       --
JMR Capital Partners,
 Inc.(3)................      506,319     8.15      70,000        436,319     4.74
Creative Information
 Systems, LLC(4)........      506,319     8.15     320,000        186,319     2.02
Farallon Capital
 Partners, L.P.(5)......      466,237     7.50     127,273        338,964     3.68
RR Capital Partners,
 L.P.(5)................       83,256     1.34      22,727         60,529     *
All directors and
 executive officers as a
 group (13 persons)(6)..    2,198,514    35.37                  1,988,514    21.58

--------
 * Less than one percent
(1) The business address of Mr. Dealy is 2300 N Street, N.W., Washington, D.C. 20037.
(2) The business address of Dr. Brooke is 1 Collins Street, 10th Floor, Melbourne, Victoria 3000, Australia.
(3) The business address of JMR Capital Partners, Inc. is 3201 Broad Branch Terrace, N.W., Washington D.C. 20008.
(4) The business address of Creative Information Systems, LLC is 5151 Beltline Road, Suite 1201, Dallas, Texas 75240.
(5) The business address of each of these entities is One Maritime Plaza, Suite 1325, San Francisco, California 94111.
(6) For information concerning options granted to the directors and executive officers of the Company, see "Management--Stock Incentive Plan" and "Management--Director Plan."

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of blank check preferred stock, par value $.01 per share. As of the date of this Prospectus, there are 6,214,991 shares of Common Stock outstanding. No shares of preferred stock are issued and outstanding.

COMMON STOCK

 General

  Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Dividend Policy," "Management's Discussion and Analysis of Pro Forma Financial Condition and Pro Forma Results of Operations--Liquidity and Capital Resources," and "Business--Capital Resources." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

  Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such meeting.

  Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future.

 Transfer Agent and Registrar

  The registrar and transfer agent for the Common Stock is First Union National Bank of North Carolina.

PREFERRED STOCK

  The Board of Directors may, without further action by the Company's stockholders, from time to time, authorize the issuance of shares of preferred stock in one or more classes or series and may, at the time of issuance, determine the powers, rights, preferences, qualifications and limitations of any such class or series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent directors.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS.

  The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws ("Bylaws") of the Company include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party that has acquired a block of stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The foregoing provisions of the Certificate of Incorporation may not be amended or repealed by the stockholders of the Company except upon the vote, at a regular or special stockholders' meeting, of the holders of at least a majority of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

  The following is a summary of the provisions of the Certificate of Incorporation and Bylaws and is qualified in its entirety by reference to such documents in the respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part.

 Amendment of Bylaw Provisions

  The Certificate of Incorporation provides that Bylaw provisions may be adopted, altered, amended or repealed only by the affirmative vote of (i) at least a majority of the members of the Board of Directors who are elected by the holders of Common Stock or (ii) at least a majority of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

 Classified Board of Directors

  The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. See "Management."

 Number of Directors; Filling Vacancies; Removal

  The Certificate of Incorporation provides that the Board of Directors will consist of at least three and no more than ten members (plus such number of directors as may be elected from time to time pursuant to the terms of any series of preferred stock that may be issued and outstanding from time to time). The number of directors constituting the entire Board of Directors may be changed only by an amendment to the applicable provision of the Certificate of Incorporation (which will require the vote of the holders of at least a majority of each class of the Company's outstanding voting securities then entitled to vote thereon). The Bylaws provide that the Board of Directors, acting by a majority vote of the directors then in office, may fill any newly created directorships or vacancies on the Board of Directors.

  Under Delaware law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

 Special Meetings of Stockholders

  The Bylaws and Certificate of Incorporation provide that special meetings of stockholders may be called by a majority of the Board of Directors, the Chairman of the Board or any holder or holders of at least 40% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

 Advance Notice Requirements for Stockholder Proposals and Director Nominees

  The Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be timely given in writing to the Secretary of the Company prior to the meeting. In all cases, to be timely, notice relating to an annual meeting must be received at the principal executive office of the Company not less than 120 days before the first anniversary of the prior year's annual meeting.

  Notice to the Company from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  The chairman of a meeting of stockholders may determine that a person is not nominated in accordance with the nomination procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business has not been properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure or the business will preclude discussion by any stockholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the foregoing procedures.

 Limitations on Directors' Liability

  The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Certificate of Incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

 Delaware Statute

  The Company has elected to be subject to Section 203 of the DGCL ("Section 203"). Under Section 203, certain transactions and business combinations between a corporation and an "interested stockholder" owning 15% or more of the corporation's outstanding voting stock are restricted for a period of three years from the date the stockholder becomes an interested stockholder. Generally, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the Company's capital stock unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, has been approved by the Board of Directors before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the Company in the same transaction that makes it an interested stockholder, or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the Board of Directors or by the holders of at least two-thirds of the Company's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.


                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, 9,214,991 shares of Common Stock will be outstanding. Of these shares, 6,165,000 shares will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

  The remaining 3,049,991 shares of Common Stock which will be held by certain existing stockholders upon completion of this Offering are deemed "Restricted Shares" under Rule 144. Subject to the 90-day lockup agreement and the Rule 144 Sale Agreement, the Restricted Shares will be eligible for sales pursuant to Rule 144 in the public market following the consummation of this Offering.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 92,150 shares immediately after the Offering), or the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed under Rule 144. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least three years may resell such shares without compliance with the foregoing requirements. In calculating the two and three year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate.

  However, the Company, certain of its officers and directors and certain other stockholders, who in the aggregate will own 3,005,470 shares of Common Stock after this Offering, have agreed to sign the 90-day lock-up agreement. Further, five of the existing stockholders of the Company, who in the aggregate will own 2,605,977 shares of Common Stock upon completion of this Offering, have agreed that, without the prior written consent of the Company, they will not effect any sales of Common Stock prior to November 21, 1998 in excess of the volume limitations provided in Rule 144.

OPTIONS

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its two-year minimum holding period, subject to certain limitations. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all of the 850,000 shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option plans which do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements as soon as practicable after the closing of this Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements described above, if applicable.

REGISTRATION RIGHTS

  Holders who will own a total of 3,005,470 shares of Common Stock after this Offering are entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in the shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates of the Company) immediately upon the effectiveness of such registration, subject to the 90-day lock-up agreement and the Rule 144 Sale Agreement referenced above.

  No prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

  Montgomery Securities, Lehman Brothers Inc. and ABN AMRO Chicago Corporation (the "Underwriters"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                        NUMBER
     UNDERWRITER                                                       OF SHARES
     -----------                                                       ---------
     Montgomery Securities............................................ 1,687,500
     Lehman Brothers Inc.............................................. 1,687,500
     ABN AMRO Chicago Corporation.....................................   375,000
                                                                       ---------
         Total........................................................ 3,750,000
                                                                       =========

  The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.54 per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part. The Underwriters may offer the shares of Common Stock through a selling group.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 and 112,500 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial 3,750,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Holders who will own 3,005,470 shares of Common Stock after this Offering have agreed, subject to certain limited exceptions, not to sell or offer to sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of the shares of Common Stock currently held by them, or any securities exercisable or exchangeable for or any other rights to purchase or acquire any shares of Common Stock for a period of 90 days after the Effective Date without the prior written consent of Montgomery Securities, other than shares sold in this Offering. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed for that a period of 90 days after the Effective Date it will not, without the prior written consent of Montgomery Securities, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into, exercisable or exchangeable for Common Stock or other equity securities, subject to certain limited exceptions including granting of options and sales of shares under the Company's existing option plans and issuance of Common Stock in acquisition transactions not involving a public offering.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with this Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of this Offering.

  In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor either of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor either of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with this Offering, the Underwriters and certain selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the one business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of HealthCare Financial Partners, Inc. as of December 31, 1996 and for the year ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of December 31, 1995 and for the years ended December 31, 1995 and 1994 and the financial statements of HealthPartners Funding, L.P. as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and for the period September 12, 1994 to December 31, 1994 included in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the Web site maintained by the Commission (http://www.sec.gov). The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

HEALTHCARE FINANCIAL PARTNERS, INC.
Report of Independent Auditors, Ernst & Young LLP.........................   F-2
Report of Independent Auditors, McGladrey & Pullen, LLP...................   F-3
Balance Sheets as of December 31, 1996 and 1995...........................   F-4
Statements of Operations for the years ended December 31, 1996, 1995, and
 1994.....................................................................   F-5
Statements of Equity for the years ended December 31, 1996, 1995 and
 1994.....................................................................   F-6
Statements of Cash Flows for the years ended December 31, 1996, 1995 and
 1994.....................................................................   F-7
Notes to Financial Statements.............................................   F-8
HEALTHPARTNERS FUNDING, L.P.
Reports of Independent Auditors, McGladrey & Pullen, LLP..................  F-17
Balance Sheets as of December 31, 1995 and 1994...........................  F-18
Statements of Operations for the year ended December 31, 1995 and the period from September 12, 1994 (Date of Inception) through December 31,
 1994.....................................................................  F-19
Statements of Partners' Capital for the year ended December 31, 1995 and the period from September 12, 1994 (Date of Inception) through December
 31, 1994.................................................................  F-20
Statements of Cash Flows for the year ended December 31, 1995 and the period from September 12, 1994 (Date of Inception) through December 31,
 1994.....................................................................  F-21
Notes to Financial Statements.............................................  F-22
HEALTHCARE FINANCIAL PARTNERS, INC.
Condensed Consolidated Balance Sheets at March 31, 1997 and December 31,
 1996 (Unaudited).........................................................  F-27
Condensed Consolidated Statements of Operations for the three months ended
 March 31, 1997 and March 31, 1996 (Unaudited)............................  F-28
Condensed Consolidated Statements of Equity for the year and three months ended December 31, 1996 and March 31, 1997 (Unaudited)...................  F-29
Condensed Consolidated Statements of Cash Flows for the three months ended
 March 31, 1997 and March 31, 1996 (Unaudited)............................  F-30
Notes to Condensed Consolidated Financial Statements (Unaudited)..........  F-31

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
HealthCare Financial Partners, Inc.

  We have audited the accompanying consolidated balance sheet of HealthCare Financial Partners, Inc. as of December 31, 1996, and the related consolidated statements of operations, equity, and cash flows for the year then ended. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HealthCare Financial Partners, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        Ernst & Young LLP

Washington, D.C.
February 10, 1997

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors HealthCare Financial Partners, Inc.

  We have audited the accompanying combined balance sheets of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P., a limited partnership, as of December 31, 1995 and the related combined statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of management of the Company and the Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of HealthCare Financial Partners, Inc. and HealthPartners DEL, L.P. as of December 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

Richmond, Virginia September 13, 1996

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                     -------------------------
                                                          1996         1995
                                                     -------------- ----------
                                                     (CONSOLIDATED) (COMBINED)
                       ASSETS
Cash and cash equivalents...........................  $ 11,734,705
Finance receivables.................................    89,328,928  $2,552,441
Less:
  Allowance for losses on receivables...............     1,078,992      66,840
  Unearned discount fees............................       723,804      55,676
                                                      ------------  ----------
    Net finance receivables.........................    87,526,132   2,429,925
Accounts receivable from related parties............         5,576     129,696
Property and equipment..............................       223,397      76,140
Prepaid expenses and other..........................     1,783,279      34,178
                                                      ------------  ----------
    Total assets....................................  $101,273,089  $2,669,939
                                                      ============  ==========
               LIABILITIES AND EQUITY
Cash overdraft......................................                $   35,150
Line of credit......................................  $ 21,829,737   1,433,542
Commercial paper....................................    37,209,098
Client holdbacks....................................    11,739,326     814,607
Accounts payable to clients.........................     1,020,131
Amounts due to related parties......................       317,993     308,981
Accounts payable and accrued expenses...............     1,925,504      94,335
Notes payable to related parties....................                    75,000
Notes payable.......................................       126,389      21,198
Accrued interest....................................       383,935      12,591
                                                      ------------  ----------
    Total liabilities...............................    74,552,113   2,795,404
Equity
Limited partners' capital...........................                   415,305
Stockholders' equity (deficit):
  Preferred stock, par value $0.01 per share;
   10,000,000 shares authorized; none outstanding...
  Common stock, par value $.01 per share; 30,000,000
   shares authorized; 6,214,991 and 3,419,993 shares
   issued and outstanding, respectively.............        62,150      34,200
  Paid-in-capital...................................    26,704,234
  Retained deficit..................................       (45,408)   (574,970)
                                                      ------------  ----------
    Total stockholders' equity (deficit)............    26,720,976    (540,770)
                                                      ------------  ----------
    Total equity (deficit)..........................    26,720,976    (125,465)
                                                      ------------  ----------
    Total liabilities and equity....................  $101,273,089  $2,669,939
                                                      ============  ==========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                            STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                              1996         1995        1994
                                         -------------- ----------  ----------
                                         (CONSOLIDATED) (COMBINED)  (COMBINED)
Fee and interest income:
  Discount fees.........................  $ 6,783,704   $  469,964  $  12,460
  Commitment fees.......................      402,543
  Other fees............................    1,331,968       95,548        576
  Interest income.......................    3,497,756
                                          -----------   ----------  ---------
Total fee and interest income...........   12,015,971      565,512     13,036
Interest expense........................    3,408,562       79,671      3,975
                                          -----------   ----------  ---------
Net fee and interest income.............    8,607,409      485,841      9,061
Provision for losses on receivables.....      656,116       45,993      2,102
                                          -----------   ----------  ---------
Net fee and interest income after
 provision for losses on receivables....    7,951,293      439,848      6,959
Operating expenses:
  Compensation and benefits.............    1,267,625      931,189    152,600
  Commissions...........................      463,499
  Professional fees.....................      283,935      153,948     60,060
  Occupancy.............................      196,319      156,720     70,794
  Licensing fees........................      136,283
  Other.................................      979,333      230,383    156,060
                                          -----------   ----------  ---------
Total operating expenses................    3,326,994    1,472,240    439,514
Other income:
  Management fees from affiliates.......                   400,000    120,000
  Management fees from others...........                   224,691    286,023
  Income (loss) from limited
   partnership..........................                   597,146   (303,385)
  Other.................................      233,982                   3,971
                                          -----------   ----------  ---------
Total other income......................      233,982    1,221,837    106,609
                                          -----------   ----------  ---------
Income (loss) before deduction of
 preacquisition earnings and income
 taxes (benefit)........................    4,858,281      189,445   (325,946)
Deduction of preacquisition earnings....    4,289,859
                                          -----------   ----------  ---------
Income (loss) before income taxes
 (benefit)..............................      568,422      189,445   (325,946)
Income taxes (benefit)..................       38,860       (5,892)
                                          -----------   ----------  ---------
Net income (loss).......................  $   529,562   $  195,337  $(325,946)
                                          ===========   ==========  =========
Net income per share....................  $       .13
                                          ===========
Weighted average shares outstanding.....    4,064,071
                                          ===========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                              STATEMENTS OF EQUITY

                                          STOCKHOLDERS' EQUITY (DEFICIT)
                          --------------------------------------------------------------------
                           LIMITED                                                    TOTAL
                          PARTNERS'  COMMON     PAID-IN                              EQUITY
                           CAPITAL    STOCK     CAPITAL     DEFICIT      TOTAL      (DEFICIT)
                          ---------  -------  -----------  ---------  -----------  -----------
Balance at January 1,
 1994 (combined)........  $ 155,410  $ 1,710               $ (31,066) $   (29,356) $   126,054
Issuance of 379,998
 common stock warrants..                      $       500                     500          500
Conversion of $1.00 par
 value shares to $.01
 par value shares.......              (1,693)       1,693
Issuance of 3,418,283
 shares of $.01 par
 value common stock.....              34,183       (2,193)   (24,494)       7,496        7,496
Capital contributions...    123,830                                                    123,830
Net income (loss).......     11,460                         (337,406)    (337,406)    (325,946)
Distributions to
 partners...............   (145,843)                                                  (145,843)
                          ---------  -------  -----------  ---------  -----------  -----------
Balance at December 31,
 1994 (combined)........    144,857   34,200                (392,966)    (358,766)    (213,909)
Capital contributions...     89,021                                                     89,021
Net income (loss).......    377,341                         (182,004)    (182,004)     195,337
Distributions to
 partners...............   (195,914)                                                  (195,914)
                          ---------  -------  -----------  ---------  -----------  -----------
Balance at December 31,
 1995 (combined)........    415,305   34,200                (574,970)    (540,770)    (125,465)
Issuance of 2,415,000
 shares of $.01 par
 value common stock.....              24,150   26,708,034              26,732,184   26,732,184
Conversion of common
 stock warrants to
 379,998 shares of $.01
 par value common
 stock..................               3,800       (3,800)
Net distributions to
 partners...............   (415,305)                                                  (415,305)
Net income..............                                     529,562      529,562      529,562
                          ---------  -------  -----------  ---------  -----------  -----------
Balance at December 31,
 1996 (consolidated)....  $     --   $62,150  $26,704,234  $ (45,408) $26,720,976  $26,720,976
                          =========  =======  ===========  =========  ===========  ===========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                            STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                              1996         1995         1994
                                         -------------- -----------  ----------
                                         (CONSOLIDATED) (COMBINED)   (COMBINED)
Operating activities
  Net income (loss).....................  $    529,562  $   195,337  $(325,946)
  Adjustments to reconcile net income
   (loss) to net cash provided by (used
   in) operations:
    Depreciation........................        77,916       17,309     11,817
    Provision for losses on
     receivables........................       656,116       45,993      2,102
    Losses (earnings) of unconsolidated
     limited partnership................                   (597,146)   303,385
    Deferred income taxes...............       351,127      (17,067)
    Changes in assets and liabilities:
      Decrease (increase) in accounts
       receivable from related parties..       128,993     (129,696)    89,490
      (Increase) decrease in prepaid
       expenses and other...............    (1,501,956)      26,710    (43,821)
      (Decrease) increase in cash
       overdraft........................       (35,150)      35,150
      Increase in accrued interest......        79,586       12,591
      Increase (decrease) in amount due
       to related parties...............         9,012       78,856    (19,412)
      Increase in accounts payable and
       accrued expenses.................     1,569,976       60,429     32,359
                                          ------------  -----------  ---------
      Net cash provided by (used in)
       operating activities.............     1,865,182     (271,534)    49,974
Investing activities
  Increase in finance receivables, net..   (10,338,502)  (1,527,448)   (67,966)
  Acquisition of Funding, net of cash
   acquired.............................   (16,138,888)
  Decrease (increase) in investment in
   limited partnership..................                    489,792    (46,494)
  Purchase of property and equipment,
   net..................................      (225,173)     (45,635)   (42,689)
                                          ------------  -----------  ---------
      Net cash used in investing
       activities.......................   (26,702,563)  (1,083,291)  (157,149)
Financing activities
  Net (payments) borrowings under line
   of credit............................   (26,984,082)   1,433,542
  Net borrowings under commercial
   paper................................    37,209,098
  Decrease in notes payable to related
   parties..............................       (75,000)
  Increase in notes payable.............       105,191       21,198
  Issuance of common stock and
   warrants.............................    26,732,184                   7,996
  Distributions to partners, net........      (415,305)    (106,893)   (22,013)
                                          ------------  -----------  ---------
      Net cash provided by (used in)
       financing activities.............    36,572,086    1,347,847    (14,017)
                                          ------------  -----------  ---------
  Net increase (decrease) in cash and
   cash equivalents.....................    11,734,705       (6,978)  (121,192)
  Cash and cash equivalents at beginning
   of period............................                      6,978    128,170
                                          ------------  -----------  ---------
  Cash and cash equivalents at end of
   period...............................  $ 11,734,705  $       --   $   6,978
                                          ============  ===========  =========
  Supplemental disclosure of cash flow
   information:
    Cash payments for interest..........  $  3,037,218  $    67,080  $   3,975
                                          ============  ===========  =========
    Cash payments for income taxes......  $     23,839
                                          ============

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

  HealthCare Financial Partners, Inc. (Company), which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, was formed in 1993 under the laws of the state of Delaware. The Company issued 2,415,000 shares of common stock, including underwriters over allotment, in an initial public offering (offering) in November 1996. In connection with the offering, the Company increased its authorized common shares from 1,000,000 shares to 30,000,000 and effected a 4.56-to-1 split of the common stock in the form of a stock dividend, including outstanding warrants and options, on September 13, 1996. Shares of common stock outstanding for all periods presented have been retroactively restated to give effect to the stock split. Effective upon the completion of the offering, the Company used the proceeds of the offering to acquire, using the purchase method of accounting, all the limited partnership interests in HealthPartners Funding, L.P. (Funding) and Funding was liquidated (the acquisition) (See Note 11). The amount paid to acquire the limited partnership interest approximated both the fair value and the book value of Funding at the date of the acquisition. Prior to the offering and the acquisition of Funding by the Company, the Company owned a 1% general partner interest in HealthPartners DEL, L.P. (DEL) and Funding. In addition, the majority owners of the Company owned all of the limited partnership interests of DEL. Prior to the offering, the Company's principal activity was its interest in Funding. Additionally, the Company provided operational and management support to Funding for a fee. Funding's principal activities were, and now the Company's principal activities are, purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending arrangements.

  The financial statements of the Company for 1996 are consolidated assuming the acquisition of Funding occurred as of January 1, 1996 under the provisions of Accounting Research Bulletin No. 51. The deduction of preacquisition earnings reflects the operations of Funding and DEL allocated to the limited partners of Funding and DEL prior to the acquisition. The financial statements for years prior to 1996 are combined to include the accounts and operations of the Company and DEL. The 1995 financial statements are combined as a result of common control and management between the Company and DEL. All transactions between the Company and DEL have been eliminated in preparation of the combined financial statements. The Company accounted for its investment in Funding on the equity basis, as the Company did not have sufficient control to warrant consolidation.

  Effective September 1, 1996, in contemplation of the offering Funding acquired, using the purchase method of accounting, the assets of DEL (consisting principally of client receivables) by assuming DEL's liabilities and paying $472,369 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL was dissolved.

2. SIGNIFICANT ACCOUNTING POLICIES

 Cash and cash equivalents

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 Finance receivables

  Purchased finance receivables are recorded at the contractual purchase amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become

                      HEALTHCARE FINANCIAL PARTNERS, INC.

delinquent, the Company has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

  Asset-based lending is provided in the form of either a term note or revolving line of credit. The amount of credit granted is based on a predetermined percentage of the client total accounts receivable, and the notes are secured by the accounts receivable.

 Allowance for losses on receivables

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for losses on receivables is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items. The Company performs a loan-by-loan review for all asset-based loans to identify loans to be charged off.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

 Property and equipment

  Property and equipment, principally computer and related peripherals, are stated at cost less accumulated depreciation ($90,772, $29,868, and $12,559 at December 31, 1996, 1995 and 1994, respectively). Depreciation expense is computed primarily using the straight-line method.

 Client holdbacks

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Company retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 Revenue recognition

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Commitment fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

  Other fees (management, termination and set-up fees) are recognized in income over the periods earned under methods that approximate the effective interest method.

  Accrual of interest income on asset-based loans is suspended when a loan is contractually delinquent for 90 days or more. The accrual of interest is renewed when the loan becomes contractually current, and past due interest income is recognized at that time.

 Income taxes

  The Company uses the liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method,

                      HEALTHCARE FINANCIAL PARTNERS, INC.

deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e. temporary differences) and are measured at the enacted rates that will be in effect when these temporary differences reverse.

  DEL elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss of DEL was allocated to the partners in accordance with the partnership agreement and was reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statements for DEL.

 Earnings per share

  Earnings per share is based on the weighted average number of common and common equivalent shares outstanding, including dilutive stock options. Earnings per share is not presented for periods prior to 1996 because it is not meaningful due to the partnership reporting basis of DEL and to the reorganization and offering described in Note 1.

 Use of estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Fair value of financial instruments

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Company's financial instruments, there are no significant differences between recorded values and fair values.

 Pro forma income taxes (unaudited)

  Federal and state income tax laws require that the income and loss of DEL, a partnership, be included in the income tax returns of the partners. Accordingly, income taxes for DEL are not included in the historical combined financial statements of the Company. Accordingly, for informational purposes, the pro forma adjustments for income taxes which would have been recorded if DEL had been a corporation, based on the tax laws in effect during those periods, would have resulted in pro forma income taxes of $73,884 and pro forma net income of $115,561 for the year ended December 31, 1995.

3. FINANCE RECEIVABLES

  Finance receivables consisted of the following:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1996        1995
                                                         ----------- ----------
     Purchased accounts receivable...................... $42,076,211 $2,552,441
     Asset-based loans..................................  47,252,717
                                                         ----------- ----------
                                                         $89,328,928 $2,552,441
                                                         =========== ==========

                      HEALTHCARE FINANCIAL PARTNERS, INC.

4. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                       1996     1995    1994
                                                    ---------- ------- -------
   Beginning of period............................. $   66,840 $20,847 $18,745
   Allowance acquired from purchased finance re-
    ceivables......................................    356,036
   Provision for losses on receivables.............    656,116  45,993   2,102
                                                    ---------- ------- -------
   End of period................................... $1,078,992 $66,840 $20,847
                                                    ========== ======= =======

5. BORROWINGS

  On December 5, 1996, the Company committed to an asset-backed securitization facility with Holland Limited Securitization, Inc. (HLS), a multi-seller commercial paper issuer sponsored by ING Baring (U.S.) Capital Markets, Inc.
(ING). The Company has a total borrowing capacity under the facility of $100,000,000, of which $50,000,000 is currently authorized for use. Increases in the authorized borrowings under the facility are at the discretion of the Company and are subject to over-collateralization levels. The securitization facility expires in December 2001.

  In connection with the facility, the Company formed a wholly owned subsidiary, Wisconsin Circle Funding Corporation (Wisconsin) to purchase receivables from the Company. Wisconsin pledges receivables on a revolving line of credit with HLS. HLS issues commercial paper or other indebtedness to fund the pledge of loans from Wisconsin. HLS is not affiliated with the Company or its affiliates. At December 31, 1996, the outstanding balance of loans under this facility was $37,209,098. The net assets of Wisconsin totaling $10,637,000 are restricted as overcollateralization to the commercial paper facility, including $7,568,000 of cash held at Wisconsin at December 31, 1996. Interest is payable on the line of credit based on certain commercial paper rates. The weighted average rate paid in 1996 under the commercial paper facility was 5.74%.

  The Company maintains a revolving line of credit with a bank. The Company had the ability to borrow up to $50,000,000 and $3,750,000 as of December 31, 1996 and 1995, respectively. As of January 1, 1997, the availability under the line of credit was amended to $35,000,000. The line matures on March 9, 1998; however, it will be automatically renewed each year for a one-year period if not terminated by the bank, which requires six months notice, or by the Company. The line of credit is collateralized by the Company's purchased finance receivables. The rate of interest charged under the agreement is the bank's base rate of interest, as defined, plus 1.5%, or the revolving credit LIBOR rate plus 3% determined at the option of the Company upon each additional draw, subject to certain limitations. As of December 31, 1996 and 1995, the weighted average interest rate was 10.3% and 9.7%, respectively. The Company pays an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeds the average amount outstanding during the preceding month.

6. EQUITY AND STOCK PLANS

  On September 13, 1996, the Company adopted the HealthCare Financial Partners 1996 Stock Incentive Plan (the Incentive Plan). The Company has reserved 750,000 shares for issuance under the Incentive Plan. Pursuant to the adoption of the Incentive Plan, the Company granted options thereunder to all current, full-time employees other than the senior executive officers of the Company to purchase an aggregate of 189,000 shares of common stock at an exercise price of $11.05 per share.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

The options vest and become exercisable in 25% increments at each anniversary of the grant date, commencing on September 13, 1997 and expire ten years from date of grant. Also, under the Incentive Plan, the Company granted 37,000 options on September 13, 1996 to each of the three senior executive officers of the Company at an exercise price equal to the initial offering price ($12.50 per share). These options vest and become exercisable in 20% increments on each anniversary date of the grant date, commencing on September 13, 1997. No options granted were canceled or forfeited during 1996, nor are any exercisable at December 31, 1996.

  Also on September 13, 1996, the Company adopted the HealthCare Financial Partners, Inc. 1996 Director Incentive Plan (the Director Plan). The Company has reserved 100,000 shares of common stock for issuance pursuant to awards under the Director Plan. No shares were granted under the Director Plan as of December 31, 1996.

  On November 1, 1995, the Company issued stock options to purchase 38,381 shares of the Company's common stock at an exercise price of $2.61 per share. The stock options expire in 2005, and are exercisable at December 31, 1996.

  On December 28, 1994, the Company issued warrants providing the right to receive 379,998 shares of the Company's common stock for $500 of consideration which, in the opinion of management, approximated the fair value of the warrants at that date. The warrants were exercised in connection with the reorganization and offering described in Note 1.

  The Company also authorized 10,000,000 shares of preferred stock. The rights and preferences of the preferred stock are established by the Board of Directors in its sole discretion. The specific rights and preferences have not been established and no preferred stock has been issued.

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans. In accordance with APB 25, no compensation cost has been recognized for the Company's stock options since the exercise price equals the market price of the underlying stock on the date of grant. In October 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123), which requires, for companies electing to continue to follow the recognition provisions of APB 25, pro forma disclosures of what net income and earnings per share would have been had the recognition provisions of SFAS 123 been adopted. For proposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. For the year ended December 31, 1996, the Company's pro forma net income and earnings per share would have been $494,648 and $.12 per share, respectively. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects for future years.

  For purposes of the pro forma disclosures above, the fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield 0%; volatility factors of the expected market price of the Company's common stock of .623%; risk-free interest rate of 6.0% and expected option lives of five years. The weighted average fair value of options granted during 1996 were $6.76.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

7. LEASE COMMITMENTS

  The Company leases office space under noncancelable operating leases. The future minimum lease payments as of December 31, 1996 were as follows:

     1997.............................................................. $160,494
     1998..............................................................  139,410
     1999..............................................................  143,471
     2000..............................................................  147,531
     Thereafter........................................................   62,035
                                                                        --------
                                                                        $652,941
                                                                        ========

  Rent expense for the year ended December 31, 1996, 1995 and 1994 was $118,400, $156,720, and $70,790 respectively.

8. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As stated in Note 2, DEL and Funding were taxed as partnerships under the Internal Revenue Code. Accordingly, income taxes are not material nor meaningful for years prior to 1996. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 were as follows:

     Deferred tax assets:
     Allowance for losses on receivables.............................. $381,462
     Deferred tax liabilities
                                                                       --------
     Net deferred tax................................................. $381,462
                                                                       ========

  Significant components of the provision for income taxes for the year ended December 31, 1996 were as follows:

     Federal taxes................................................... $ 316,455
     State taxes.....................................................    73,532
     Deferred income taxes...........................................  (351,127)
                                                                      ---------
     Income taxes.................................................... $  38,860
                                                                      =========

  The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense for the year ended December 31, 1996 was:

     Income tax at statutory federal tax rate........................ $ 193,264
     State taxes, net of federal benefit.............................    26,261
     Reversal of deferred tax asset valuation allowance..............  (183,218)
     Other...........................................................     2,553
                                                                      ---------
     Income taxes.................................................... $  38,860
                                                                      =========

  The reversal of the deferred tax asset valuation allowance results from the Company's generation of sufficient taxable income to ensure the recoverability of deferred tax assets arising from the deductible temporary differences.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

9. RELATED PARTY TRANSACTIONS

  Prior to the reorganization and offering, the Company had an agreement with Funding, whereby Funding paid a monthly management fee for operational and management support provided. Management fees under this agreement were $400,000 and $120,000 for the years ended December 31, 1995 and 1994, respectively.

  Additionally, DEL had entered into an agreement with Funding whereby certain purchased finance receivables of Funding were assigned to DEL along with the risks and rewards of ownership. All purchased receivables outstanding as of December 31, 1995 were assigned from Funding under the agreement.

  Amounts due to or from related parties at December 31, 1996 and 1995 are associated with the transactions between Funding, DEL and/or the limited partners of Funding.

10. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  The Company earned fee revenue in excess of 10% of total fee revenue from one client, aggregating 11% of total revenue for the year ended December 31, 1996.

  At December 31, 1996, the Company has committed lines of credit to its clients of approximately $84,600,000 of which approximately $37,400,000 was unused. The Company extends credit based upon qualified client receivables outstanding and is subject to contractual collateral and loan-to-value ratios.

  Concentrations of credit as of the respective period ends were as follows:

                                                                     PERCENTAGE
                                                                     OF FINANCE
                                                            NUMBER   RECEIVABLES
                                                          OF CLIENTS OUTSTANDING
                                                          ---------- -----------
     December 31, 1996...................................      7          50%
     December 31, 1995...................................      2          35%
     December 31, 1994...................................      3          71%

11. PURCHASE OF FUNDING

  Effective upon the completion of the offering described in Note 1, the Company acquired, using the purchase method of accounting, the limited partnership interest in Funding, consisting primarily of finance receivables and related borrowings. The amount paid to acquire Funding, net of cash acquired, of $16,200,000 approximated both the fair value and book value of Funding at the date of acquisition.

  The financial statements of the Company for 1996 are consolidated assuming the acquisition of Funding occurred as of January 1, 1996 under the provisions of Accounting Research Bulletin No. 51. The pro forma results of operations following reflect the operating results of the Company for the year ended December 31, 1996 and 1995 as if the acquisition of Funding had occurred on January 1, 1995, and Funding's operations were included with the Company.

                                                             1996       1995
                                                          ---------- ----------
     Net fee and interest income......................... $8,607,409 $4,583,607
     Provision for losses on receivables.................    656,116    217,388
     Net operating expenses..............................  4,987,742  2,844,505
                                                          ---------- ----------
     Net income.......................................... $2,963,551 $1,521,714
                                                          ========== ==========

                      HEALTHCARE FINANCIAL PARTNERS, INC.

  The stand-alone results of operations of Funding for the period January 1, 1996 to November 26, 1996 (date of acquisition by the Company of Funding) were as follows:

     Net fee and interest income................................... $6,588,579
     Provision for losses on receivables...........................    537,805
     Net operating expenses........................................  1,604,389
                                                                    ----------
     Income before income taxes and deduction of preacquisition earnings..................................................... $4,446,385
                                                                    ==========

12. SUBSEQUENT EVENT

  Subsequent to December 31, 1996, the Company formed HealthCare Financial Funding--II, L.P. (Funding II), a limited partnership in which the Company is the General Partner. The limited partner in Funding II is an affiliate of existing shareholders. Funding II has been established to expand the Company's secured term lending program.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

13. HEALTHCARE FINANCIAL PARTNERS, INC. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

                                  BALANCE SHEET
                               ASSETS
     Cash and cash equivalents..................................  $     35,442
     Investment in subsidiary...................................    26,986,465
     Other......................................................         3,373
                                                                  ------------
     Total Assets...............................................   $27,025,280
                                                                  ============
                       LIABILITIES AND EQUITY
     Accounts payable and accrued expenses......................  $    304,304
     Stockholders' equity.......................................    26,720,976
                                                                  ------------
                                                                   $27,025,280
                                                                  ============
                             STATEMENT OF OPERATIONS
     Income.....................................................  $  1,401,025
     Operating expenses.........................................     1,784,272
                                                                  ------------
     Loss before income taxes and equity in undistributed
      earnings of subsidiary....................................      (383,247)
     Income taxes...............................................        27,358
                                                                  ------------
     Loss before equity in undistributed earnings of
      subsidiary................................................      (410,605)
     Equity in undistributed earnings of subsidiary.............       940,167
                                                                  ------------
     Net income.................................................  $    529,562
                                                                  ============
                             STATEMENT OF CASH FLOWS
     OPERATING ACTIVITIES
     Net income.................................................  $    529,562
     Adjustments to reconcile net income to net cash provided by operations:
       Depreciation.............................................        54,401
       Equity in undistributed earnings of subsidiary...........      (940,167)
       Other....................................................        76,627
                                                                  ------------
     Net cash used by operating activities......................      (279,577)
     INVESTING ACTIVITIES
     Increase in investment in subsidiary.......................   (26,046,298)
     Payment of amounts due to affiliates.......................      (149,537)
     Other......................................................      (221,330)
                                                                  ------------
     Net cash used in investing activities......................   (26,417,165)
     FINANCING ACTIVITIES
     Issuance of common stock and warrants......................    26,732,184
                                                                  ------------
     Net cash provided by financing activities..................    26,732,184
     Increase in cash and cash equivalents......................        35,442
     Cash and cash equivalents at beginning of year.............
                                                                  ------------
     Cash and cash equivalents at end of year...................  $     35,442
                                                                  ============

                         REPORT OF INDEPENDENT AUDITORS

Partners HealthPartners Funding, L.P.

  We have audited the accompanying balance sheets of HealthPartners Funding, L.P., a limited partnership, as of December 31, 1995 and 1994 and the related statements of operations, partners' capital, and cash flows for the year ended December 31, 1995 and the period from inception September 12, 1994 through December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthPartners Funding, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 and the period from inception September 12, 1994 through December 31, 1994, in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

Richmond, Virginia
September 13, 1996

                          HEALTHPARTNERS FUNDING, L.P.

                                 BALANCE SHEETS

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1995        1994
                                                         ----------- ----------
                         ASSETS
Cash and cash equivalents............................... $ 2,140,316 $1,963,089
Finance receivables.....................................  37,164,708  6,012,475
  Less:
    Allowance for losses on receivables.................     498,187    326,792
    Unearned discount fees..............................     388,010    141,228
                                                         ----------- ----------
      Net finance receivables...........................  36,278,511  5,544,455
Accounts receivable from related parties................     159,444    195,790
Prepaid expenses and other..............................     400,913     51,188
                                                         ----------- ----------
  Total assets.......................................... $38,979,184 $7,754,522
                                                         =========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Line of credit.......................................... $16,374,318
Client holdbacks........................................   8,175,870 $2,362,800
Accounts payable to related parties.....................     334,475
Accounts payable to clients.............................   1,045,043    239,032
Accounts payable and accrued expenses...................      71,530     27,819
Accrued interest........................................     138,772
                                                         ----------- ----------
Total liabilities.......................................  26,140,008  2,629,651
Partners' capital.......................................  12,839,176  5,124,871
                                                         ----------- ----------
  Total liabilities and partners' capital............... $38,979,184 $7,754,522
                                                         =========== ==========


                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                            STATEMENTS OF OPERATIONS

                                                                PERIOD FROM
                                                            SEPTEMBER 12, 1994
                                                YEAR ENDED  (DATE OF INCEPTION)
                                               DECEMBER 31,       THROUGH
                                                   1995      DECEMBER 31, 1994
                                               ------------ -------------------
FEE AND INTEREST INCOME:
  Discount fees...............................  $3,472,592       $ 268,584
  Commitment fees.............................     506,401
  Other fees..................................     269,999          10,132
  Interest income.............................     403,659           2,770
                                                ----------       ---------
    Total fee and interest income.............   4,652,651         281,486
    Interest expense..........................     554,885
                                                ----------       ---------
    Net fee and interest income...............   4,097,766         281,486
    Provision for losses on receivables.......     171,395         326,792
                                                ----------       ---------
    Net fee and interest income (loss) after
     provision for losses on receivables......   3,926,371         (45,306)
OPERATING EXPENSES:
  Commissions.................................     103,505           7,466
  Management fees paid to general
  partner.....................................     400,000         120,000
  Professional fees...........................     215,178          14,692
  Licensing fees..............................     107,038          16,242
  Other.......................................     198,336           7,917
                                                ----------       ---------
  Total operating expenses....................   1,024,057         166,317
                                                ----------       ---------
  Net income (loss)...........................   2,902,314        (211,623)
  Net income allocable to limited partners....   2,305,168          91,762
                                                ----------       ---------
  Net income (loss) allocable to general part-
   ner........................................  $  597,146       $(303,385)
                                                ==========       =========
UNAUDITED PRO FORMA DATA:
  Income taxes................................  $1,131,902
                                                ----------
  Net income..................................  $1,770,412
                                                ==========


                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL

                                       GENERAL     LIMITED          TOTAL
                                       PARTNER    PARTNERS    PARTNERS' CAPITAL
                                      ---------  -----------  -----------------
Capital contributions at September
 12, 1994
 (Date of Inception)................. $  52,900  $ 5,290,000     $ 5,342,900
Net income (loss)....................  (303,385)      91,762        (211,623)
Capital distributions................    (6,406)                      (6,406)
                                      ---------  -----------     -----------
Balance at December 31, 1994.........  (256,891)   5,381,762       5,124,871
Capital contributions................    75,000    7,500,000       7,575,000
Net income...........................   597,146    2,305,168       2,902,314
Capital distributions................  (564,792)  (2,198,217)     (2,763,009)
                                      ---------  -----------     -----------
Capital at December 31, 1995......... $(149,537) $12,988,713     $12,839,176
                                      =========  ===========     ===========



                            See accompanying notes.

                          HEALTHPARTNERS FUNDING, L.P.

                            STATEMENTS OF CASH FLOWS

                                                                PERIOD FROM
                                                               SEPTEMBER 12,
                                                                   1994
                                                            (DATE OF INCEPTION)
                                               YEAR ENDED         THROUGH
                                              DECEMBER 31,     DECEMBER 31,
                                                  1995             1994
                                              ------------  -------------------
  Operating activities:
  Net income (loss).......................... $  2,902,314      $  (211,623)
  Adjustments to reconcile net income (loss)
   to net cash provided by operations:
    Provision for losses on receivables......      171,395          326,792
    Amortization of organization costs.......       18,857            1,870
    Changes in assets and liabilities:
      Decrease (increase) in accounts
       receivable from related parties.......       36,346         (195,790)
      Increase in prepaid expenses and oth-
       er....................................     (368,582)         (53,058)
      Increase (decrease) in accounts payable
       to clients............................      806,011          239,032
      Increase (decrease) in accounts payable
       to related parties....................      334,475
      Increase in accrued interest...........      127,824
      Increase (decrease) in accounts payable
       and accrued expenses..................       54,659           27,819
                                              ------------      -----------
  Net cash provided by operating activities..    4,083,299          135,042
  Investing activities:
    Increase in finance receivables, net.....  (25,092,381)      (3,508,447)
  Financing activities:
    Net borrowings under line of credit......   16,374,318
    Partners' capital contributions..........    7,575,000        5,342,900
    Partners' capital distributions..........   (2,763,009)          (6,406)
                                              ------------      -----------
  Net cash provided by financing activities..   21,186,309        5,336,494
                                              ------------      -----------
  Net increase (decrease) in cash and cash
   equivalents...............................      177,227        1,963,089
  Cash and cash equivalents at beginning of
   period....................................    1,963,089
                                              ------------      -----------
  Cash and cash equivalents at end of
   period.................................... $  2,140,316      $ 1,963,089
                                              ============      ===========
  Supplemental disclosure of cash flow
   information:
    Cash payments for interest............... $    416,113      $       --
                                              ============      ===========

                            See accompanying notes.

                         HEALTHPARTNERS FUNDING, L.P.

                         NOTES TO FINANCIAL STATEMENTS

                       YEAR ENDED DECEMBER 31, 1995 AND
            THE PERIOD FROM SEPTEMBER 12, 1994 (DATE OF INCEPTION)
                           THROUGH DECEMBER 31, 1994

1. NATURE OF BUSINESS

  HealthPartners Funding, L.P., a limited partnership (the Partnership), was formed as a limited partnership under the laws of the state of Delaware on September 12, 1994. HealthCare Financial Partners, Inc., which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, (Company), owns 1% of the Partnership. The limited partners are Farallon Capital Partners, Limited Partnership, which owns 84% of the Partnership and RR Capital Partners, Limited Partnership, which owns 15% of the Partnership. On March 28, 1996, the limited partners assigned their interest to HealthPartners Investors L.L.C. The Partnership's principal activity is purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending agreements.

  The Partnership shall continue to operate until the earliest of the following dates: (i) December 31, 1997, unless extended to December 31, 1998 at the election, prior to June 30, 1997, of Limited Partner having capital accounts the aggregate value of which exceeds 50% of the value of all Limited Partners capital accounts as of such date, or (ii) the date on which a Partnership disabling event occurs. However, the General Partner may terminate the Partnership on 90-days written notice to each of the Limited Partners. (See Note 8.)

  The Limited Partners' liability is limited to the capital they have contributed to the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

  Cash and cash equivalents

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less.

 Finance receivables

  Purchased finance receivables are recorded at the contractual amount, less the discount fee (the "amount purchased"). The difference between the amount purchased and the amount paid to acquire such receivables is reflected as client holdbacks. In the event purchased receivables become delinquent, the Partnership has certain rights of offset to apply client holdbacks (or future fundings) against delinquent accounts receivable.

  Asset-based lending is provided in the form of either a term note or revolving line of credit. The amount of credit granted is based on a predetermined percentage of the customer's total accounts receivable, and the notes are secured by the accounts receivable.

 Allowance for losses on receivables

  The allowance for losses on receivables is maintained at the amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the finance receivables. The provision for credit losses is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance, management considers trends in past due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average client balances, excess collateral, and underwriting policies, among other items.

                         HEALTHPARTNERS FUNDING, L.P.

  Additionally, client holdbacks are available to offset losses on receivables. And, under certain circumstances, credit losses can be offset against client holdbacks related to other financings.

  The Partnership performs a loan-by-loan review for all asset-based loans to identify loans to be charged off.

 Client holdbacks

  Client holdbacks represent the excess of the net recorded amount of purchased receivables over the amount advanced. In its purchase agreements with clients, the Partnership retains the right to apply any past-due or uncollectible amounts against these holdbacks. Holdbacks are assigned to specific purchased receivables. The client holdbacks are payable upon collection of the respective purchased receivable amount.

 Revenue recognition

  Discount fees may be charged at closing or periodically based on the outstanding receivable balance and are recognized in income under methods that approximate the effective interest method.

  Commitment fees are charged at closing to cover the direct closing costs of the contract, and are recognized in income under a method that approximates the effective interest method.

  Accrual of interest income on asset-based loans is suspended when a loan is contractually delinquent for 90 days or more. The accrual is resumed when the loan becomes contractually current, and past due interest income is recognized at that time.

 Net income allocation

  Net income and loss are allocated between the General Partner and the Limited Partners pursuant to the terms of the partnership agreement. Generally, this results in an allocation of 20% to the General Partner, as a preferred distribution, and the remaining 80% among the general and limited partners pro rata, in accordance with their respective partnership percentages. The 20% preferred distribution to the General Partner is calculated on net income from operations excluding interest on overnight investments. The preferred distribution may increase based upon the General Partner's performance. Once the limited partners have received a 20% return on their invested capital, net income is then distributed 40% to the General Partner and 60% to the Limited Partners.

 Income taxes

  The Partnership elected partnership reporting status under the Internal Revenue Code. Accordingly, taxable income or loss, is allocated to the partners in accordance with the partnership agreement and is reported on the individual partner's income tax return. Therefore, no provision for income tax is included in the historical financial statement.

 Earnings per Share

  Earnings per share is not presented because it is not meaningful due to the partnership reporting basis and to the planned initial public offering described in Note 8.

                         HEALTHPARTNERS FUNDING, L.P.

 Use of estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Pro forma income taxes (unaudited)

  Federal and state income tax laws require that the income or loss of the Partnership be included in the income tax returns of the partners. Accordingly, income taxes are not included in the historical financial statements. Assuming the completion of the proposed initial public offering (see Note 8), the operations of the Partnership will be subject to corporate income taxes. Accordingly, for informational purposes, the statement of operations includes disclosure of pro forma adjustments for income taxes which would have been recorded if the Partnership had been a corporation, based on the tax laws in effect during those periods.

 Fair value of financial instruments

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Due to the short-term nature and the variable rates of all the Partnership's financial instruments, there are no significant differences between recorded values and fair values.

3. FINANCE RECEIVABLES

  Finance receivables consisted of the following:

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1995        1994
                                                         ----------- ----------
      Purchased accounts receivable..................... $29,890,582 $5,957,515
      Asset-based loans.................................   6,270,629
      Advances to clients...............................     856,277     47,536
      Other.............................................     147,220      7,424
                                                         ----------- ----------
        Total finance receivables....................... $37,164,708 $6,012,475
                                                         =========== ==========

4. ALLOWANCE FOR LOSSES ON RECEIVABLES

  Activity in the allowance for losses on receivables was as follows:

                                                                PERIOD FROM
                                                               SEPTEMBER 12,
                                                                   1994
                                                            (DATE OF INCEPTION)
                                                YEAR ENDED        THROUGH
                                               DECEMBER 31,    DECEMBER 31,
                                                   1995            1994
                                               ------------ -------------------
      Beginning of period.....................   $326,792
      Provision for losses on receivables.....    171,395        $326,792
                                                 --------        --------
      End of period...........................   $498,187        $326,792
                                                 ========        ========

                          HEALTHPARTNERS FUNDING, L.P.

5. LINE OF CREDIT

  The Partnership maintains a revolving line of credit with a bank. The line matures on March 9, 1998, however, it will be automatically renewed each year for a one-year period if not terminated by the bank, which requires six months notice, or by the Partnership. The line of credit is collateralized by the finance receivables of the Partnership.

  The Partnership has the ability to borrow up to $18,500,000 as of December 31, 1995 from the bank. The rate of interest charged under the agreement is the bank's base rate of interest, as defined, or the revolving credit LIBOR plus 3% determined at the option of the Partnership upon each additional draw, subject to certain limitations. As of December 31, 1995 the weighted average interest rate was 9.6%. The Partnership pays an unused line fee monthly of one twelfth of 0.5% on the amount by which the facility cap sublimit exceeds the average amounts outstanding during the preceding month. (See Note 8 for amendment to line of credit agreement subsequent to December 31, 1995.)

  The Partnership is required to comply with certain financial covenants throughout the year. The Partnership was in compliance with all financial covenants at December 31, 1995.

6. RELATED PARTY TRANSACTIONS

  The Partnership has an agreement with the General Partner whereby the Partnership pays a monthly management fee for operational and management support provided. Management fees under this agreement were $400,000 and $120,000 for the year ended December 31, 1995 and the period from September 12, 1994 through December 31, 1994, respectively. The General Partner is required to maintain a 1% capital account balance in the Partnership. The General Partner was not in compliance with this requirement. However, the Partnership has granted a waiver to the General Partner as of December 31, 1995.

  The Partnership pays a licensing fee to a stockholder of the General Partner for use of computer software. Amounts paid for the year ended December 31, 1995, and the period from September 12, 1994 through December 31, 1994 were $47,000, $63,000, and $16,000, respectively.

7. COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

  At December 31, 1995, the Partnership has committed lines of credit to its customers of approximately $16,000,000 of which approximately $10,000,000 was unused. The Partnership extends credit based upon qualified client receivables outstanding and is subject to contractual collateral and loan-to-value ratios.

  Concentrations of credit as of the respective period ends were as follows:

                                                                     PERCENTAGE
                                                                     OF FINANCE
                                                            NUMBER   RECEIVABLES
                                                          OF CLIENTS OUTSTANDING
                                                          ---------- -----------
      December 31, 1995..................................      3         38%
      December 31, 1994..................................      4         73%

                         HEALTHPARTNERS FUNDING, L.P.

  The number of clients generating fee revenue in excess of 10% of the total fee revenue, and the respective aggregate percentages of fee revenue earned from those clients, were as follows:

                                                                     AGGREGATE
                                                                     PERCENTAGE
                                                           NUMBER   OF TOTAL FEE
                                                         OF CLIENTS   REVENUE
                                                         ---------- ------------
      December 31, 1995.................................      2         25%
      December 31, 1994.................................      4         64%

8. SUBSEQUENT EVENTS AND INITIAL PUBLIC OFFERING

  In connection with a planned initial public offering (offering) of common stock by the Company, effective as of September 1, 1996, Funding acquired, using the purchase method of accounting, the assets of DEL, consisting principally of client receivables, by assuming DEL's liabilities and paying $472,369 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL was dissolved.

  Effective upon the completion of the offering, the Company will acquire from proceeds of the offering, using the purchase method of accounting, all limited partnership interests in Funding and the partnership will be liquidated. The amount paid to acquire the limited partnership interest is expected to appropriate both the fair value and the book value of Funding at the date of the acquisition.

  In anticipation of the offering and the liquidations of Funding and DEL, the bank that had previously provided lines of credit to those entities has consented to the assignment to the Company of the agreements related to these lines of credit and agreed to increase the aggregate credit facility from $35 million to $50 million. In July 1996, the Company began negotiations with an international financial institution for financing under an investment grade, asset-backed commercial paper program and expects to finalize the terms of the agreement in conjunction with the closing of the initial public offering. Under the proposed terms of the commercial paper program, the Company will be able to borrow up to $100 million.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                      MARCH 31,   DECEMBER 31,
                                                         1997         1996
                       ASSETS                        ------------ ------------
Cash and cash equivalents........................... $ 12,278,086 $ 11,734,705
Finance receivables.................................  116,788,160   89,328,928
Less:
 Allowance for losses on receivables................    1,228,992    1,078,992
 Unearned discount fees.............................    1,249,541      723,804
                                                     ------------ ------------
    Net finance receivables.........................  114,309,627   87,526,132
Accounts receivable from related parties............                     5,576
Property and equipment..............................      262,107      223,397
Prepaid expenses and other..........................    2,393,557    1,783,279
                                                     ------------ ------------
    Total assets.................................... $129,243,377 $101,273,089
                                                     ============ ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit...................................... $ 33,538,765 $ 21,829,737
Commercial paper facility...........................   44,769,505   37,209,098
Client holdbacks....................................   12,621,653   11,739,326
Accounts payable to clients.........................      519,553    1,020,131
Amounts due to related parties......................    8,024,124      317,993
Accounts payable and accrued expenses...............    1,509,839    1,925,504
Notes payable.......................................      133,431      126,389
Accrued interest....................................      284,527      383,935
                                                     ------------ ------------
    Total liabilities...............................  101,401,397   74,552,113
Stockholders' equity
 Preferred stock, par value $.01 per share;
  10,000,000 shares authorized; none outstanding....
 Common stock, par value $.01 per share; 30,000,000
  shares authorized; 6,214,991 shares issued and
  outstanding.......................................       62,150       62,150
 Paid-in-capital....................................   26,704,234   26,704,234
 Retained equity (deficit)..........................    1,075,596      (45,408)
                                                     ------------ ------------
    Total stockholders' equity......................   27,841,980   26,720,976
                                                     ------------ ------------
    Total liabilities and stockholders' equity...... $129,243,377 $101,273,089
                                                     ============ ============

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                        ---------------------
                                                           1997       1996
                                                        ---------- ----------
Fee and interest income:
 Discount fees......................................... $1,676,684 $1,460,004
 Commitment fees.......................................    305,949    186,342
 Other fees............................................    587,778    230,363
 Interest income.......................................  1,917,922    404,427
                                                        ---------- ----------
Total fee and interest income..........................  4,488,333  2,281,136
Interest expense.......................................  1,133,156    580,030
                                                        ---------- ----------
Net fee and interest income............................  3,355,177  1,701,106
Provision for losses on receivables....................    150,000    343,155
                                                        ---------- ----------
Net fee and interest income after provision for losses
 on receivables........................................  3,205,177  1,357,951
Operating expenses:
 Compensation and benefits.............................    771,538    225,414
 Commissions...........................................     30,421     71,786
 Professional fees.....................................    173,417    105,751
 Occupancy.............................................     47,509     37,682
 Other.................................................    843,598    235,994
                                                        ---------- ----------
Total operating expenses...............................  1,866,483    676,627
Other income...........................................    429,399     10,000
                                                        ---------- ----------
Income before deduction of preacquisition earnings and
 income taxes..........................................  1,768,093    691,324
Deduction of preacquisition earnings...................               959,756
                                                        ---------- ----------
Income (loss) before income taxes......................  1,768,093   (268,432)
Income taxes...........................................    647,089
                                                        ---------- ----------
Net income (loss)...................................... $1,121,004 $ (268,432)
                                                        ========== ==========
Net income per share................................... $      .18
                                                        ==========
Weighted average shares outstanding....................  6,214,991
                                                        ==========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
                                  (UNAUDITED)

                                               STOCKHOLDERS' EQUITY
                         --------------------------------------------------------------------
                          LIMITED                         RETAINED                   TOTAL
                         PARTNER'S  COMMON    PAID-IN     EARNINGS                  EQUITY
                          CAPITAL    STOCK    CAPITAL    (DEFICIT)      TOTAL      (DEFICIT)
                         ---------  ------- -----------  ----------  -----------  -----------
Balance at December 31,
 1995 (combined)........ $ 415,305  $34,200 $       --   $ (574,970) $  (540,770) $  (125,465)
Issuance of 2,415,000
 shares of $.01 par
 value common stock.....             24,150  26,708,034               26,732,184   26,732,184
Conversion of common
 stock warrants to
 379,998 shares of $.01
 par value common
 stock..................              3,800      (3,800)
Net distributions to
 partners...............  (415,305)                                                  (415,305)
Net income..............                                    529,562      529,562      529,562
                         ---------  ------- -----------  ----------  -----------  -----------
Balance at December 31,
 1996 (consolidated)....             62,150  26,704,234     (45,408)  26,720,976   26,720,976
Net income..............                                  1,121,004    1,121,004    1,121,004
                         ---------  ------- -----------  ----------  -----------  -----------
Balance, March 31, 1997
 (consolidated)......... $          $62,150 $26,704,234  $1,075,596  $27,841,980  $27,841,980
                         =========  ======= ===========  ==========  ===========  ===========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1997         1996
                                                      -----------  -----------
OPERATING ACTIVITIES
 Net income (loss)................................... $ 1,121,004   $ (268,432)
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operations:
  Depreciation.......................................      22,414        6,707
  Provision for losses on receivables................     150,000      343,155
  Deferred income taxes..............................     (97,845)
  Preacquisition earnings............................                  959,756
  Changes in assets and liabilities:
   Decrease (increase) in accounts receivable from
    related parties..................................   8,029,700     (204,799)
   Increase in prepaid expenses and other............    (512,433)    (192,738)
   Decrease in cash overdraft........................                  (35,150)
   (Decrease) increase in accrued interest...........     (99,408)     214,872
   (Decrease) increase in accounts payable and ac-
    crued expenses...................................    (916,243)     192,706
                                                      -----------  -----------
 Net cash provided by operating activities...........   7,697,189    1,016,077
INVESTING ACTIVITIES
 Increase in finance receivables, net................ (26,051,168) (16,679,402)
 Addition of net cash from Funding...................                2,140,316
 Purchase of property and equipment, net.............     (61,124)     (13,371)
                                                      -----------  -----------
 Net cash used in investing activities............... (26,112,292) (14,552,457)
FINANCING ACTIVITIES
 Net borrowings under line of credit.................  11,709,028   13,320,862
 Net borrowings under commercial paper facility......   7,560,407
 Decrease in notes payable to related parties........                  (75,000)
 Increase (decrease) in notes payable................       7,042       (1,024)
 (Distributions to) contributions from limited part-
  ners, net..........................................    (317,993)   3,428,039
                                                      -----------  -----------
 Net cash provided by financing activities...........  18,958,484   16,672,877
                                                      -----------  -----------
 Net increase in cash and cash equivalents...........     543,381    3,136,497
 Cash and cash equivalents at beginning of period....  11,734,705
                                                      -----------  -----------
 Cash and cash equivalents at end of period.......... $12,278,086  $ 3,136,497
                                                      ===========  ===========
 Supplemental disclosure of cash flow information:
  Cash payments for interest......................... $ 1,232,564  $   515,706
                                                      ===========  ===========

                            See accompanying notes.

                      HEALTHCARE FINANCIAL PARTNERS, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  HealthCare Financial Partners, Inc. (Company), which was incorporated and previously doing business as HealthPartners Financial Corporation from inception to September 13, 1996, was formed in 1993 under the laws of the state of Delaware. The Company issued 2,415,000 shares of common stock, including underwriters over allotment, in an initial public offering (offering) in November 1996. In connection with the offering, the Company increased its authorized common shares from 1,000,000 shares to 30,000,000 and effected a 4.56-to-1 split of the common stock in the form of a stock dividend, including outstanding warrants and options, on September 13, 1996. Shares of common stock outstanding for all periods presented have been retroactively restated to give effect to the stock split. Effective upon the completion of the offering, the Company used the proceeds of the offering to acquire, using the purchase method of accounting, all the limited partnership interests in HealthPartners Funding, L.P. (Funding) and Funding was liquidated (the acquisition) (See Note 3). The amount paid to acquire the limited partnership interest approximated both the fair value and the book value of Funding at the date of the acquisition. Prior to the offering and the acquisition of Funding by the Company, the Company owned a 1% general partner interest in HealthPartners DEL, L.P. (DEL) and Funding. In addition, the majority owners of the Company owned all of the limited partnership interests of DEL. Prior to the offering, the Company's principal activity was its interest in Funding. Additionally, the Company provided operational and management support to Funding for a fee. Funding's principal activities were, and now the Company's principal activities are, purchasing accounts receivable from health care providers throughout the United States and providing financing to health care providers under asset-based lending arrangements.

  The financial statements of the Company for 1996 are consolidated assuming the acquisition of Funding occurred as of January 1, 1996 under the provisions of Accounting Research Bulletin No. 51. The deduction of preacquisition earnings reflects the operations of Funding and DEL allocated to the limited partners of Funding and DEL prior to the acquisition.

  On September 1, 1996, in contemplation of the offering Funding acquired, using the purchase method of accounting, the assets of DEL (consisting principally of client receivables) by assuming DEL's liabilities and paying $472,369 in cash. The cash payment approximated the fair value and book value of DEL's net assets. Immediately following the acquisition, DEL was dissolved.

  Effective in March 1997, the Company formed HealthCare Financial Partners-Funding II, L.P. (Funding II), a limited partnership in which HCFP Funding II, Inc., a wholly owned subsidiary of the Company, is the General Partner. The limited partner in Funding II is an affiliate of existing shareholders. Funding II has been established to expand the Company's secured term lending program. Effective April 1, 1997, the Company formed HealthCare Analysis Corporation, a wholly owned subsidiary, to perform due diligence and ongoing audits on its clients.

  The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                                  (UNAUDITED)
1. BASIS OF PRESENTATION--(CONTINUED)

been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results for the year ending December 31, 1997. The notes to the consolidated financial statements for the year ended December 31, 1996 should be read in conjunction with these condensed consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents

  Cash and cash equivalents includes cash and other liquid financial instruments with an original maturity of three months or less. As of March 31, 1997 cash and cash equivalents include $8 million of cash held for Funding II, a related entity. The corresponding amount is included in amounts due to related parties.

 Earnings per Share

  Earnings per share are based on the weighted average number of common and common equivalent shares outstanding, including dilutive stock options. Earnings per share are not presented for periods prior to December 31, 1996 because they are not meaningful due to the partnership reporting basis of DEL and Funding and to the reorganization and offering described in Note 1.

3. PURCHASE OF FUNDING

  Effective upon the completion of the offering described in Note 1, the Company acquired, using the purchase method of accounting, the limited partnership interest in Funding, consisting primarily of finance receivables and related borrowings. The amount paid to acquire Funding, net of cash acquired, of $16,200,000 approximated both the fair value and book value of Funding at the date of acquisition.

  The financial statements of the Company for 1996 are consolidated assuming the acquisition of Funding occurred as of January 1, 1996 under the provisions of Accounting Research Bulletin No. 51. The pro forma results of operations following reflect the operating results of the Company for the quarter ended March 31, 1997 and 1996 as if the acquisition of Funding had occurred on January 1, 1996, and Funding's operations were included with the Company.

                                                             1997       1996
                                                          ---------- ----------
Net fee and interest income.............................. $3,355,177 $1,701,106
Provision for losses on receivables......................    150,000    343,155
Net operating expenses...................................  2,084,173    936,244
                                                          ---------- ----------
Net income............................................... $1,121,004 $  421,707
                                                          ========== ==========

                      HEALTHCARE FINANCIAL PARTNERS, INC.

                                  (UNAUDITED)
3. PURCHASE OF FUNDING--(CONTINUED)

  The stand-alone results of operations of Funding for the three months ended March 31, 1996 were as follows:

Net fee and interest income........................................ $1,475,592
Provision for losses on receivables................................    360,358
Net operating expenses.............................................    401,641
                                                                    ----------
Income before income taxes and deduction of preacquisition earn-
 ings.............................................................. $  713,593
                                                                    ==========

4. RECENT ACCOUNTING PRONOUNCEMENTS

  In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which is effective for the year ended December 31, 1997 for the Company. The SFAS changes the way primary and fully diluted earnings per share will be computed. The Company is currently evaluating the impact of the SFAS on the Company's earnings per share information.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or tomake any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been so authorized by the Company, any Selling Stockholder or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

     ------------------

                               TABLE OF CONTENTS

     ------------------

                                                                           Page
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................   10
Use of Proceeds..........................................................   17
Price Range of Common Stock..............................................   17
Dividend Policy..........................................................   18
Capitalization...........................................................   18
Pro Forma Financial Information..........................................   19
Management's Discussion and Analysis of Pro Forma Financial Condition and
 Pro Forma Results of Operations.........................................   21
Selected Historical Financial Data.......................................   29
Management's Discussion and Analysis of Historical Financial Condition
 and Historical Results of Operations....................................   31
Business.................................................................   37
Management...............................................................   51
Certain Transactions.....................................................   59
Principal and Selling Stockholders.......................................   61
Description of Capital Stock.............................................   61
Shares Eligible for Future Sale..........................................   64
Underwriting.............................................................   66
Legal Matters............................................................   67
Experts..................................................................   67
Additional Information...................................................   68
Index to Financial Statements............................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,750,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                             MONTGOMERY SECURITIES

                                LEHMAN BROTHERS

          ABN AMRO
          Chicago Corporation

                                 June 11, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------